

SEC
Mail Processing
Section
APR 02 2013
Washington DC
401

A CLEAR VISION

COMMUNITY BANK SYSTEM, INC.

2012 ANNUAL REPORT

COMMUNITY BANK SYSTEM, INC.
(NYSE:CBU)

Our principal business focus is building additional value into our enterprise through organic growth in core relationships, disciplined lending, selective and strategic acquisitions and a consistent approach to business regardless of economic conditions.

Marc Lichtenfeld, author of Get Rich With Dividends, had this to say about CBU in a Bloomberg Radio interview recorded in July 2012:

They did not take a dime of TARP money, so right off the bat, that's a good sign. They basically bank the way banks used to conduct business. They know their customers, they didn't get into trouble with mortgages. They have a dividend yield just under 4% and they've been raising the dividend every year for 19 years. Excellent management.

Approximately 30% of our revenue is derived from non-interest sources with nearly half attributable to our benefits administration and wealth management businesses. Our asset quality metrics have remained consistently and significantly better than industry and peer group averages. This approach has contributed to our being named one of the nation's best large banks in each of the last four years, ranking 7th in 2009 and 2010, 4th in 2011 and 11th in 2012 in the annual Forbes.com analysis of America's 100 largest financial institutions. As a result of our history of consistently improving performance, we've increased our cash dividend for 20 consecutive years, a significant milestone and evidence of our belief that payment of a meaningful and growing dividend is an important component of providing favorable long-term returns to our shareholders. As of December 31, 2012, our 5-year cumulative total return to shareholders of 69.7% was the 3rd best among the current 100 largest US banks by asset size.



TABLE OF CONTENTS

Regional Summaries 1
Vision Statement 2
Shareholder Letter 3
Operations Review 8
Corporate Governance 16
Administration 18
Selected Financial Highlights 23
Glossary 24
Shareholder Information Inside Back Cover

We have the first or second deposit market share in more than 70% of the towns where we have a branch location.



REGIONAL MARKETS

REGIONAL SUMMARIES

	NORTHERN NEW YORK	SOUTHERN NEW YORK	CENTRAL NEW YORK	PENNSYLVANIA
Branches	55	77	21	26
Deposits	$2.0 billion	$2.1 billion	$0.7 billion	$0.8 billion
Towns 1st/2nd Market Share	36	39	13	13
Financial Service Centers	5	5	1	1
Administrative/Operations Centers	1	2	-	1
Counties in Region	12	16	7	5
Total Market Population*	1.0 million	2.6 million	0.8 million	0.7 million

*US Census estimate - 2011

BE ONE OF AMERICA'S BEST BANKS

Community Bank operates with a clear vision of being the best bank our customers, employees, shareholders and regulators do business with. It is a vision which drives us to deliver exceptional service, products, relationships, and – above all – shareholder returns.

CBU's five-year cumulative total return to shareholders was 70% – third highest among America's 100 largest banks.

In 2012 Forbes.com once again recognized our success in achieving this vision. In its fourth annual ranking of "America's Best and Worst Banks," Forbes® ranked Community Bank 11th best among America's 100 largest banks and thrifts. We have ranked 11th or higher in each of the past four years, reflecting a consistent ability to deliver superior performance across important financial health metrics.

Forbes®



These charts display the eight financial metrics used in the annual Forbes® analysis of the "Best and Worst Banks." Comparing CBU to the median values of the institutions included in the Forbes® analysis illustrates why we've ranked among the country's best performing banks during the four years this comparison has been published.

SHAREHOLDER LETTER – A CLEAR VISION OF SUCCESS

In 2012 we achieved what Community Bank aims to accomplish each and every year: growing and sustainable returns to our shareholders. It was with a clear vision of success that we set out to meet the challenges we knew would be in store for 2012 – persistently low interest rates, margin compression, ultra-competitive lending markets and a low-growth economy. The vision of success which steered every decision and strategy in 2012 is the same we've looked to for direction year-in and year-out. It focuses on just four key principles: achieve market leadership, foster local decision making, continually diversify our revenue streams and prudently pursue acquired and organic growth. Strategies change with the times, but our guiding vision of success remains clear and consistent.

Success means being a leader in each of the markets we serve. It means promoting local decision making within our markets, empowering our bankers to make decisions in the best interest of both their customers and our bank, on the ground and in person. It means ensuring we have growing and varied sources of revenue, in order to maintain stable earnings streams while also providing services and products of distinct value to our customers. And, it means pursuing balanced and measured growth, simultaneously executing toward both organic expansion and value-adding acquisitions.

This year our success in executing on our vision was once again nationally recognized by Forbes.com. In January 2013, Forbes named Community Bank the 11th best bank in 2012, as measured across eight financial health metrics, among the largest 100 U.S. banks and thrifts by assets. Among 2012's top 100 banks, Community Bank ranked third for cumulative total return to shareholders over the last five years ending December 31, 2012. Since the end of 2007 – across the entire downturn, over the course of cataclysmic shifts in regulation, and in a period when 465 banks and thrifts failed – Community Bank delivered a five-year 70% cumulative return to shareholders. Not only is this higher than all but two of the largest 100 banks in the nation, but it measures in stark contrast to the negative 6% cumulative return for the group median. We also find it powerful to see that of the top twenty banks ranked by 5-year total return, three-quarters have less than $15 billion in assets. This reality affirms our longstanding belief that bigger is not necessarily better. It's how you extract value from the balance sheet you have which truly determines success.

For that reason, we have always remained committed to a long-term growth strategy which focuses first and foremost on the potential for increased shareholder returns.

Celebrating 20 Consecutive Years of Dividend Growth

Dividends, of course, are a critical component of growing shareholder returns. Therefore, in 2012 we were very excited to celebrate our 20th consecutive year of increasing dividends. Once again, our success in executing on our vision did not go unnoticed. In July 2012 Community Bank was added to the "S&P 1500 Dividend Aristocrats," an index comprised of just 105 companies – and only five banks – that have increased their annual regular cash dividend payments for at least 20 consecutive years. Our annual common stock dividend has increased at a rate of 8.1% per year over the last 20 years. There is no question that our enduring vision of success paved the way for this wonderful achievement.

Considering that there are more than 1,000 publicly traded banks and thrifts in the US, 91 of which are in the S&P 1500, and only five of those are "Dividend Aristocrats," we are delighted that our vision of success continues to benefit our loyal shareholders. What's more: of the five "Dividend Aristocrat" banks, CBU had the highest annual total return to shareholders (12.1%) over the 20 years ended December 31, 2012. We've done so without boasting the highest annual dividend growth rate among the banks on the list. In fact, we maintain a conservative dividend payout ratio of just over 50%. Rather, we've achieved superior total return by ensuring we've always maintained considerable capital retention to continue funding ongoing organic and acquired growth, which in turn grows the earnings power of our franchise.



Mark E. Tryniski,
President & Chief Executive Officer (left)
Nicholas A. DiCerbo,
Chairman of the Board (right)

The success of that approach can be seen in our results over that same period: we have delivered 12.4% compound annual growth in net income over the last 20 years. Such tremendous long-term value creation is no mistake. While we are committed to a long-term approach to value creation, we of course also aim to grow in a disciplined manner over the short term; this is evidenced perhaps best in the recently concluded year.

2012 Results

To execute on our clear and consistent vision, in 2012 we strategically focused on expanding our balance sheet, growing non-interest revenues, managing expenses, and integrating and extracting value from our HSBC and First Niagara branch transaction. In this productive year we accomplished each of these goals.

Community Bank System earned $77.1 million in 2012, an increase of more than 5% from 2011. Improved efficiency and meaningful growth in net interest income and non-interest income helped mitigate the impact of margin compression and acquisition costs related to the HSBC and First Niagara branch transactions. Excluding nonrecurring acquisition and litigation costs in 2012, earnings per share of $2.08 compared very well to $2.10 earned in 2011, particularly after considering that the industry-wide decline in net interest margin lowered our 2012 earnings by $0.21 per share. Like all of our banking peers, we are experiencing substantial earnings headwinds due to the low-interest rate environment. Our net interest margin declined to 3.88% in 2012 from 4.07% in 2011. However, we effectively worked to combat this compression by expanding our average balance sheet by more than 15%.

Balance sheet expansion stemmed from both organic efforts and acquisition growth. Excluding the impact of loans acquired from the branch transactions this year and last year's addition of Wilber





National Bank, organic loan growth totaled 7%, or over $200 million, in 2012. We saw increases across all portfolios, once again led by consumer lending with particular strength in residential mortgage and auto lending. Our strong and sustainable core deposit base and capital position allowed us to successfully compete for and fund our retail customers' borrowing needs in a time of historically low rates. With funding costs averaging just 83 basis points for the year, we were well-positioned to compete for quality credit opportunities.

Mortgage originations reached record levels in 2012, growing 36% compared to 2011. With pristine asset quality (losses have averaged less than seven basis points of average loans over the last nine quarters) and new yields averaging around 4.1%, we are very pleased with the growth of this portfolio and continue to hold the production on our balance sheet as a high quality, low risk earning asset. Likewise, auto loan originations reached record levels in 2012, growing our total portfolio to $650 million at December 31, 2012. We primarily provide customers with financing for used car purchases, and valuations on these autos have been stable and favorable.

Business loan demand was muted again in 2012 as the economic environment remains weak in our "Main Street" markets and across the country. Nevertheless, business lending continues to be an important component of our business model, particularly as a source of critical deposit funding and complementary fee-generating products

TOTAL AVERAGE SHAREHOLDER RETURN

Through December 31, 2012, Including Reinvestment of Dividends

	3 Years	5 Years	10 Years	15 Years
CBU	**16.9 %**	**11.1 %**	**9.8 %**	**7.8 %**
S&P 600 Commercial Bank	11.0 %	(5.4 %)	(1.1 %)	1.6 %
NASDAQ Bank	6.6 %	(4.4 %)	0.7 %	1.7 %
S&P 500	10.9 %	1.7 %	7.1 %	4.5 %
Dow Jones Ind. Avg.	10.9 %	2.6 %	7.3 %	5.8 %

SOURCE: Bloomberg

and services. Of course, we continue to support those credit-worthy customers in our markets who meet our unwavering risk-adjusted return requirements. Regardless of whether they seek credit in this challenging environment, business customers continue to value Community Bank as a trusted partner to support all their financial services needs and safeguard their deposits.

Community Bank System was one of only 14 companies to become a new member of the S&P 1500 Dividend Aristocrats Index in 2012, signifying that the Company has raised its annual regular cash dividend payment for at least 20 consecutive years.

Core deposits grew more than 7%, or $268.4 million, on an organic basis in 2012. Including those we acquired, our total deposit base at December 31, 2012 was $5.6 billion, with core deposits comprising 82% compared to 77% at the end of 2011. Total core deposits, which exclude certificates of deposit, grew 26% from the end of 2011 to the end of 2012, reflecting one of the many benefits of the First Niagara and HSBC branch transactions completed in the third quarter of 2012.

Of course, deposit growth and lower funding costs could not match the significant decline in earning asset yields we and the industry experienced in 2012. Average loan yields fell 44 basis points, while average funding costs declined 31 basis points. We expect our principal challenge in 2013 will be to continue defending and growing our earnings power in a prolonged declining margin environment.

Revenue Growth a Key Factor of 2012 Success

Efforts to grow our balance sheet and revenue sources were very successful in achieving revenue expansion this year. Even as net interest margin declined 19 basis points in 2012, net interest income grew $21.0 million, or 10%, to $230.4 million. Non-interest income, or fee income, grew $10.0 million, or 11%, to $99.2 million. Fee income growth was an important component of our strategy in 2012, with focused investment in our financial services offerings providing key momentum.

Our benefits administration and consulting businesses posted a 14% increase in revenues, principally from the CAI Benefits acquisition completed in December 2011. Reaching $35.9 million in revenues in 2012, we are pleased with the growth potential our businesses in this field offers. We reach a national client base with our diverse offerings, and our highly skilled and experienced teams continuously develop our product and skill sets in response to marketplace needs and regulatory changes. Likewise, our wealth management business generated 20% revenue improvement from 2011, reflecting solid organic growth in trust and asset management services. Combined, our financial services revenue grew more than 15% to $48.8 million in 2012 from $42.3 million in 2011. Over the last 10 years this revenue grew at a compound annual rate of over 15%, clearly demonstrating our ability to execute on our vision of diverse fee income growth. Perhaps most advantageously, these businesses require very little capital to operate because of their balance sheet, and so we continue to seek opportunities to grow this area both organically and through acquisitions.

We are particularly pleased to report that our solid revenue growth outpaced core expense growth in 2012, driving an improvement in our core recurring efficiency ratio to 57.4% from 57.6% in 2011. One-time costs in 2012 were principally attributable to our acquisition of 19 branches from First Niagara and HSBC in the third quarter – a terrific transaction which deepened our market presence in Upstate New York and met all our key criteria for acquisition success.

SHAREHOLDERS' EQUITY in millions

10-Year CAGR = 10.8%



BOOK VALUE PER SHARE

10-year CAGR = 6.2%



Acquisition Growth Remains a Key Component of Success

One of the key elements to our growth strategy is high value acquisitions. We take a disciplined approach to identifying and evaluating opportunities that arise, and we continue to have an ongoing appetite for acquisition prospects which will first and foremost create value for our shareholders.

We evaluate whether we can generate earnings in a fashion that's commensurate with the risk associated with the transaction, and whether the transaction will enable us to grow and sustain our earnings and dividend. Essentially, we appraise each opportunity to ensure its ability to create solid accretive value for our shareholders.

Our 2012 acquisition of 19 branches from First Niagara and HSBC fully met these qualifications. In the third quarter we successfully completed the deal, announced in the first quarter, consisting of 16 branches from HSBC and three branches from First Niagara. We added a total of $800 million in deposits and $160 million in loans while welcoming 145 new employees to Community Bank. By proactively raising $55 million in net proceeds from a common stock offering in January, we also improved our capital position going into this transaction.

CBU is a component company in more than 20 U.S. stock indices including: Russell 3,000; Russell 2,000; NYSE Financial; S&P 1500; S&P 1500 Dividend Aristocrats.

With this acquisition, we were pleased to strengthen our ability to provide exceptional service to consumer, business banking and private banking clients in Upstate New York while growing our presence and acquiring new customers. We deepened our market leadership, executed an efficient and timely conversion, and subsequently consolidated five acquired branches into existing Community Bank branches to further enhance the economic and operating efficiency of the transaction. Marking our 13th whole-bank or branch acquisition since 2000, the First Niagara and HSBC deal allowed us to once again leverage strong acquisition competencies developed over the course of our growth in size and shareholder value.



Our longstanding vision for success remains unclouded; we are focused on achieving market leadership, preserving our decentralized decision-making process, investing in non-interest revenues and seeking advantageous growth opportunities, both organic and acquired.

INVESTMENT RATIONALE

- Disciplined approach to revenue and profitability growth
- Successful and effective operating strategy
- Excellent asset quality metrics
- Dominant market share — 1st or 2nd in more than 70% of our markets
- Substantial non-interest income — approximately 30% of operating revenues
- Diversified financial services businesses with $48.8 million in 2012 revenues
- Record of successful and accretive acquisitions
- Meaningful dividend with 20 year history of increased payouts
- Effective capital management strategies
- NYSE listed with significant liquidity

2012 TOTAL REVENUE

Grew by 10.4% in 2012
Total Revenue = $329.7 million

Net Interest Income $230.4 million	**70%**
Non-interest Income $99.2 million	**30%**

FINANCIAL SERVICES REVENUE in millions

10-year CAGR = 15.2%



A Clear Vision for Success in 2013

Community Bank's success in achieving solid shareholder value creation is the outcome of daily efforts to enhance our value proposition to customers and deepen engagement within our communities. It is a proven model built on discipline and framed from the beginning with a clear vision of what constitutes success for Community Bank.

Our vision for success was unclouded by the economic challenges of 2012, and it remains so as we look ahead in 2013. We expect our operating strength to continue with solid earnings, a larger balance sheet, operating efficiency, plentiful and growing capital levels and sound asset quality. With our expanded service footprint and growing investment in non-banking businesses, we are well-equipped to defend Community Bank's earnings power in challenging economic times. Most importantly, we maintain our clear vision of value creation and will execute the necessary strategies to pursue its growth. We're proud of our consistent track record of growing shareholder returns, and we thank you for your continued support of Community Bank System, Inc.

Nicholas A. DiCerbo
Chairman of the Board

Mark E. Tryniski
President and Chief Executive Officer

OUR FOCUS – MARKET LEADERSHIP

Operating as a community bank with local decision-making, principally in non-urban markets, and offering a broad array of banking and financial services to retail, commercial, and municipal customers – this describes our business philosophy. Following this approach, Community Bank System has grown into not only one of the largest community banks based in Upstate New York, but one of the 100 largest banks in North America, with $7.5 billion in assets and $5.6 billion in deposits. We operate more than 180 customer facilities throughout 35 counties of Upstate New York and in five counties of Northeastern Pennsylvania. We focus on mostly non-urban markets, where leadership positions can be earned. This focus has produced a market leading branch system in which we have the first or second deposit market share in more than 70% of the towns where we have a retail customer location.

Our branch locations dominate the financial landscape of the non-urban communities across Upstate New York.

Expanding Our Northern Leadership Position

Our position as a formidable banking competitor in the North Country of Upstate New York was further cemented by acquiring 18 branch-banking centers from Citizens Financial Group, Inc. in November 2008 and six additional branches from HSBC in July of 2012. We have built a very strong market presence in the 12 counties which reach from Oswego north to the Vermont and Quebec borders and cover nearly 18,000 square miles. Our 55 branch locations dominate the financial landscape in the communities of the Northern Tier where approximately one in every seven retail bank locations in the region proudly displays the Community Bank, N.A. logo.

Our Solid Southern Tier

We also dominate the banking landscape across the Finger Lakes to the southwest corner of Upstate New York in the area stretching from Jamestown to Elmira and north to Lake Ontario. With our strong retail franchise of 77 branch locations, we hold the number one or number two market position in eight of the 16 counties in this region, as well as in 39 local communities. Our 2012 branch acquisitions from First Niagara and HSBC further strengthened our Southern New York Region market position.

Establishing a Strong Presence in Central New York

In 2011 we entered the Central New York region by acquiring the former Wilber National Bank to extend our service area in the Central, Greater Capital District and Catskill regions. This transaction provided a significant retail presence, as well as attractive deposit share in markets contiguous to our existing service area with demographic characteristics very similar to our existing markets. With 13 Central Region branches now located in towns where we have the first or second ranked deposit market share, and with over 40% of the total deposits for Otsego County, we have a substantial presence in our newest region.

Our Growing Presence in Northeast Pennsylvania

We took our successful community banking philosophy to Northeast Pennsylvania by acquiring First Liberty Bank & Trust in 2001. We expanded our market position by acquiring Grange National Bank and First Heritage Bank, both becoming part of First Liberty. The recent development of more efficient methods for extracting natural gas from the Marcellus Shale have had a positive economic impact on many small towns throughout Northeast Pennsylvania. Rents and royalty payments to land owners have become a source of substantial deposit growth for banks in the region, including First Liberty.

BRANCH LOCATIONS



REVENUE PER EMPLOYEE[1] in thousands

10-year CAGR = 2.0%



[1] Per average full time equivalent employee



Our indirect auto lending portfolio continues to be a strong contributor to balance sheet expansion. In 2012, our record level auto loan originations led year-over-year organic loan growth of over $200 million, or 7%. Pictured above, Community Bank's Robert Zehr (left), Vice President, Senior Indirect Marketing Manager, reviews product offerings with long-time Northern New York client John Barstow, Chairman of the Board and President of Barstow Motors, Inc.

RESPONSIVE LOCAL DECISION-MAKING

We emphasize responsive, local decision-making and customer support, and we're committed to the philosophy of serving the financial needs of customers within our local markets. Our branches are located primarily in smaller towns and cities within Upstate New York and Northeastern Pennsylvania where we have built meaningful market presence. We're firmly convinced that the local character of our business, knowledge of our customers and their needs, and a comprehensive line of retail and business products enable us to compete effectively in our markets. With the addition of 14 branches (after consolidations) from HSBC and First Niagara, we continue working to solidify and expand the service relationship with our new customers.

Focused on the Right Relationships

We have always been an in-footprint lender, to customers we know in the communities we serve.

Our focus on identifying and satisfying the needs of our customers continues to yield solid results, as we ended 2012 with total loans of $3.9 billion, up $394 million or 11% from year-end 2011 reflecting both our branch acquisitions and strong organic growth in our consumer mortgage and consumer indirect installment portfolios. Business lending, which represents approximately one-third of our portfolio, and includes commercial and industrial loans and mortgages on commercial properties, increased modestly during 2012 reflecting the continued soft demand and conservative growth characteristics that exist across most markets. While we remain focused on growing our business portfolio, we are committed to doing so in a manner that adheres to our strong asset quality standards and produces acceptable margins. We continuously invest in personnel, technology and business development resources which further strengthen our competitive capabilities.

A Core Deposit Focus

Our deposit mix has been steadily evolving over the last several years reflecting the success of our focus on growing core deposit relationships through a combination of proactive marketing efforts, competitive product offerings and high quality customer service. Core deposit "non-time" accounts were 82% of our total deposits of $5.6 billion at the end of 2012. Core deposits have grown by $2.8 billion, a compound annual growth rate of 20.3%, from the end of 2007 through our 2012 year-end. This increase was a reflection of strong organic growth during this period, as well as the branch and whole-bank acquisitions completed over the past five years.

We recently expanded our Operations Center in Canton, NY to ensure we have the capacity to accommodate future growth.



A Consistent Focus on Asset Quality

Prudent credit management has been, and continues to be, a foundational strength of this institution.

Our credit quality continues to rank among the strongest in the banking industry, as it has consistently throughout the credit crisis and economic downturn. During 2012, our net charge-offs were 23 basis points, compared to 111 basis points for the banking industry, and our non-performing loans to total loans at year-end were 75 basis points, compared to the industry average of 362 basis points. Our success at keeping non-performing and delinquency ratios at manageable levels reflects our continued focus on maintaining strict underwriting standards, as well as our extensive knowledge of our local markets, economic factors and most importantly, our customers.

EXCEPTIONAL ASSET QUALITY

At or for the twelve months ended December 31, 2012

	CBU	ACBN[1]	ACBN[1] Assets > $1 B
Loan loss allowance/ NPLs[2]	**148%**	60%	58%
NPLs[2]/ loans outstanding	**0.75%**	3.62%	3.76%
Net charge- offs/ average loans[3]	**0.23%**	1.11%	1.17%

[1] ACBN = All Commercial Banks, National [2] NPLs = Nonperforming loans
[3] FDIC Statistics - Net charge-off to loans



Our local character, extensive customer knowledge, and comprehensive product menu, along with responsive decision-making at the branch and regional levels make us a very effective competitor within our markets.

INVESTMENT IN NON-INTEREST REVENUES

Non-interest income growth has long been a key component of our strategy to create value for our shareholders and customers alike. We aim to continually diversify into new service areas while growing our existing revenue sources. Our focused investment on financial services offerings has expanded our revenue sources beyond traditional banking services. With this diversification, we've successfully developed stable earnings streams which are less dependent on interest rate cycles or capital resources. Most importantly, non-interest income is a meaningful driver of earnings power derived from services and products of distinct value to our customers.

This includes the traditional products such as ATM service, debit cards and risk protection programs offered throughout the Community Bank, NA and First Liberty Bank and Trust branch network, as well as additional specialized service offerings available beyond our branch banking footprint.

Employee Benefit Trust, Administration, Actuarial and Consulting Services

We entered this business in 1996 by acquiring a small benefits administration firm in Central New York. Since then, we've expanded through solid organic growth and four subsequent acquisitions which increased our services and product offerings and added meaningful expertise and structural support.

Our Benefit Plans Administrative Services, Inc. (BPAS) is truly a nationwide business with wide-ranging capabilities including: defined contribution plan benefit administration; health care and benefit plan consulting; flexible benefit plan administration; actuarial services; and collective investment fund administration.

Our recent acquisition of CAI Benefits in December 2011 contributed to the growing revenue prospects and strong operating returns of our benefits administration offerings, which generated $35.9 million in revenue in 2012, up 14% from 2011.



Our wealth management professionals are focused on the needs and goals of our clients.

MIX OF NON-INTEREST INCOME

2012 Total Non-interest Income = $99.2 million

Deposit Service Fees $46.1 million	47%
Benefit Plan Services $35.9 million	36%
Wealth Management Services $12.9 million	13%
Mortgage Banking and Other $4.3 million	4%

FINANCIAL SERVICES REVENUE COMPOSITION

2012 Total Financial Services Revenue = $48.8 million

Benefit Plan Services $35.9 million	74%
Wealth Management $12.9 million	26%

Wealth Management, Investments, Insurance and Asset Advisory Services

As with BPAS, the success of our wealth management group is a result of consistent organic growth mixed with productive acquisitions. Our wealth management services are offered across our service footprint, primarily utilizing our branch system, and include: personal trust services; investment advisory and brokerage services; auto, homeowners, commercial and life insurance programs; and asset management. In 2012, our wealth management group continued to grow principally through organic means, and generated $12.9 million of revenues, up 20% from 2011.

Over the last 10 years our financial services revenue grew at a compound annual rate of over 15%, clearly demonstrating our ability to execute on our vision of diverse fee income growth. These non-capital intensive businesses provide key earnings momentum through economic cycles and across an expanded service area beyond our branch network footprint. We're confident that we'll continue to realize success in these non-banking arenas as a result of continued new client generation and expanded service offerings.



Community Bank's subsidiary BPAS is a national provider of benefit administration, actuarial, consulting and institutional trust services. BPAS services over 3,500 retirement plans and more than 250,000 plan participants across the United States and Puerto Rico.

LEVERAGE ORGANIC AND ACQUIRED GROWTH OPPORTUNITIES

One of Community Bank's greatest strengths is our discipline in pursuing balanced and measured growth. Our vision of success has always pointed clearly to both organic expansion and value-adding acquisitions. We operate a growth model which leverages all opportunities and directs capital to those which offer the strongest prospects for sustainable value creation.

We believe that acquisition growth sets the stage for organic growth. As we've expanded and deepened our presence across our footprint, and as we've invested in non-banking businesses as a core revenue driver, we've gained access to new customers, geographies, products and services. With each acquisition we elevate our platforms and profile, allowing us to provide a wider range of products, enhanced service and improved convenience to our existing customers. It is a virtuous cycle with results that are illustrated by our loan and deposit growth over the last 10 years.

TOTAL LOANS in billions

10-year CAGR = 7.9%



TOTAL DEPOSITS in billions

10-year CAGR = 8.4%



Our vision of success clearly focuses on value-creating growth opportunities, and we have an ongoing appetite for acquisitions which make strategic and financial sense. We have a proven core competency for both whole-bank transactions and for multi-branch acquisitions within or adjacent to our existing geographic footprint. Our focus has been and remains primarily on non-urban markets which offer the potential to earn meaningful deposit market share.

The First Niagara and HSBC branch acquisition marked our 13th whole-bank or branch acquisition since 2000.

We also continue to seek financial services opportunities with the potential to contribute meaningfully to our fee income growth, and which are scalable businesses that can operate both within and outside our banking network. The relatively small amounts of capital required to acquire and operate these businesses, as well as the stable earnings streams makes them a compelling alternative.

For all opportunities, we evaluate the potential to generate earnings commensurate with the risk associated with the transaction, as well as whether the transaction will enable us to grow and sustain our earnings and dividend.

Recent Strategic Acquisitions

2008

Acquired Philadelphia based Alliance Benefit Group MidAtlantic

Acquired 18 branches from Citizens Financial Group, Inc. in Northern New York

2011

Acquired Wilber Corporation, parent company of Wilber National Bank, in Central New York

Acquired CAI Benefits, Inc., a New York City and New Jersey based actuarial and retirement benefits firm

2012

Acquired 19 branches from First Niagara and HSBC in Upstate New York



We have expanded and deepened our presence across our footprint with acquisition growth, which sets the stage for organic growth. Acquisitions have accelerated the development of banking-related fee income, increased the diversity of non-interest income from new financial services businesses, and spurred incremental growth of existing revenue sources.

CORPORATE GOVERNANCE









FROM TOP TO BOTTOM

Mark Tryniski, Scott Kingsley, Brian Donahue and Joe Getman

The strongest champions of Community Bank System's vision for the future are the members of its executive management team. Led by President and Chief Executive Officer Mark Tryniski, the executive leadership includes: Scott Kingsley, Executive Vice President and Chief Financial Officer; Brian Donahue, Executive Vice President and Chief Banking Officer; and Joe Getman, Executive Vice President and General Counsel. With over 40 years of collective experience at Community Bank, the executive leadership understand and execute on the bank's sound strategy year in and year out.

Mark Tryniski has been President and Chief Executive Officer of CBU since 2006. Mark first joined the company in 2003, serving as the company's Chief Financial Officer and later as its Executive Vice President and Chief Operating Officer. Prior to joining Community Bank, Mark was a partner with PricewaterhouseCoopers.

Scott Kingsley has held his current role as Chief Financial Officer since 2004. Prior to joining CBU, Scott was Vice President and Chief Financial Officer of Ohio-based Carlisle Engineered Products, Inc.

The Company's Chief Banking Officer, **Brian Donahue,** has helped to develop the company's banking operations over the past 20 years. During that time, he has held the positions of Chief Credit Officer and Senior Loan Officer of the Southern Region.

Joe Getman has served as Executive Vice President and General Counsel of our company since 2008. Before joining the executive management team, Joe was a senior partner at Bond, Schoeneck & King, PLLC, during which time he provided corporate counsel to the company.

COMMUNITY BANK, N.A. REGIONAL ADVISORY BOARDS

First Liberty (Pa.)

Edward A. Coach
Michael J. Coleman
John H. Graham
Scott E. Henry
Edward I. Johnson, Jr.
Thomas A. McCullough
William K. Nasser, Jr.
Russell G. Newell
Frank J. Niemiec
James M. O'Brien

Adirondack

Paul M. Cantwell, Jr.
William M. Dempsey
Alexander C. Edwards
Joseph Vernon Lamb III
James R. Langley, Jr.
Carl J. Madonna
Kim A. Murray

Central

Mary C. Albrecht
Olon T. Archer
Thomas J. Davis
Joseph P. Mirabito
Benjamin C. Nesbitt
James L. Seward
Geoffrey A. Smith
David F. Wilber III

Our advisory boards provide important guidance to CBU's leadership and Board, bringing insight into the unique needs of the bank's different regions and customers.

BOARD OF DIRECTORS



Nicholas A. DiCerbo
Chairman of the Board;
DiCerbo & Palumbo, Partner;
Director since 1984



James A. Wilson
Lead Director of the Board;
Retired, Parente Randolph, LLC, Principal Partner;
Nominating/ Corporate Governance Committee;
Audit/ Compliance/ Risk Management Committee, Chair;
Director since 2009



Brian R. Ace
Laceyville Hardware, Owner;
Compensation Committee, Vice Chair;
Nominating/ Corporate Governance Committee;
Director since 2003



Mark J. Bolus
Bolus Motor Lines, Inc., President and CEO;
Compensation Committee, Chair;
Strategic/ Executive Committee;
Director since 2010



Neil E. Fesette
Fesette Realty, LLC and Fesette Property Management, Owner, President and CEO;
Nominating/ Corporate Governance Committee, Chair;
Trust Committee;
Director since 2010



James A. Gabriel
Franklin & Gabriel, Owner;
Strategic/ Executive Committee;
Loan/ ALCO Committee, Chair;
Director since 1984



James W. Gibson
Retired, KPMG, LLP, Partner;
Compensation Committee;
Director since 2009



Edward S. Mucenski
Pinto, Mucenski, Hooper, Van House & Company, P.C., Partner and Managing Director;
Compensation Committee;
Audit/ Compliance/ Risk Management Committee, Vice Chair;
Director since 2010



John Parente
CP Media, LLC, CEO;
Strategic/ Executive Committee;
Loan/ ALCO Committee, Vice Chair;
Director since 2010



Sally A. Steele
Attorney at Law;
Strategic/ Executive Committee, Chair;
Director since 2003



Mark E. Tryniski
Community Bank System, Inc., President and CEO;
Director since 2006



John F. Whipple
Buffamante Whipple Buttafaro, P.C., CEO;
Nominating/ Corporate Governance Committee;
Audit/ Compliance/ Risk Management Committee;
Director since 2010



Alfred S. Whittet
Retired, The Wilber Corporation, CEO;
Trust Committee, Chair;
Director since 2011



Brian R. Wright
Hinman, Howard & Kattell, LLP, Attorney, Special Counsel;
Nominating/ Corporate Governance Committee;
Strategic/ Executive Committee;
Director since 2011



All bank board members participate in the Loan/ ALCO Committee



The Board of Directors sincerely thanks Paul M. Cantwell, Jr. for the dedicated service he has provided to Community Bank System over the past 12 years. Paul became a director in 2001 and served as Chairman of the Board from 2006 to 2010. Following his 2012 retirement, he will continue to provide guidance to the bank as a member of its Adirondack Advisory Board.

ADMINISTRATION

Executive

Mark E. Tryniski, President and
Chief Executive Officer

Scott A. Kingsley, Executive Vice President,
Chief Financial Officer

Brian D. Donahue, Executive Vice President,
Chief Banking Officer

George J. (Joe) Getman, Executive Vice President,
General Counsel

Credit & Branch Administration

Joseph F. Serbun, Senior Vice President,
Chief Credit Officer

Stephen G. Hardy, Senior Vice President,
Chief Credit Administrator

Richard M. Heidrick, Senior Vice President,
Consumer Banking

Joseph E. Sutaris, Senior Vice President,
Regional Banking Executive

Scott J. Boser, Vice President,
Retail Lending Manager

George J. Burke, Vice President,
Director of Mortgage Banking

Mark A. Guenthner, Vice President,
Special Assets Manager

Noel I. Donnelly, Vice President,
Special Assets Officer

Cynthia L. Lefko, Vice President,
Cash Management Product and
Sales Manager

Nancy Mastrucci, Vice President,
Senior Credit Manager

Judith A. Meyer, Vice President,
Branch Services Administrator

Tammy R. Neumann, Vice President,
Regional Branch Coordinator

J. Randall Palko, Vice President,
Regional Branch Administrator

Denise Rhoads, Vice President,
Commercial Appraisal Manager

Michael J. Stacey, Vice President,
Collections Manager

Robert Zehr, Vice President,
Senior Indirect Market Manager

Pamela S. Dent, Recovery Specialist

Stephen B. Dupree, Reports Analyst

Jennifer Hernandez, Mortgage
Processing Manager

Sherry Stone, Branch Services
Regional Administrator

Finance & Treasury Management

Joseph J. Lemchak, Senior Vice President,
Chief Investment Officer

Shannon M. Davis, Vice President,
Asset Liability Manager

Susan S. Fox, Vice President,
Corporate Controller

Robert R. Frost, Vice President,
Manager of Financial Analysis & Planning

Sean M. Howard, Vice President,
Portfolio Investment Officer

Randy Pray, Vice President,
Corporate Purchasing Manager

Pamela J. Taylor, Vice President,
Data Warehousing Manager

Brian Fancher, Benefits Accounting Manager

Laura J. Mattice, General Accounting Manager

Dennelle T. Michalski, Financial Controls Manager

Robert E. Pierce, Financial Reporting Manager

Administration

Timothy J. Baker, Senior Vice President,
Director of Special Projects

Bernadette R. Barber, Senior Vice President,
Chief Human Resources Officer

Harold M. Wentworth, Senior Vice President,
Retail Banking and Marketing

Kristine M. Besaw, Vice President,
Senior Regional Human Resources Manager

Danielle M. Cima, Associate General Counsel,
Corporate Secretary

Brett C. Fisk, Vice President,
Director of Real Estate & Facilities

Robert D. Harder, Vice President,
Senior Regional Human Resources Manager

Michael F. Joyce, Vice President,
Director of Real Estate

Diane C. Seaman, Vice President,
Human Resources Manager/
Organizational Development

Lorie M. Semmel, Vice President,
HR Operations Manager

Donna Skechus, Vice President,
Special Projects Manager

Donna J. Drengel, Board Secretary and
Shareholder Relations

John A. Puchir, Sales Manager

Technology & Operations

J. Michael Wilson, Senior Vice President,
Chief Technology Officer

Aaron S. Friot, Vice President,
Director of Information Technology

Robin E. Dumas, Vice President,
Electronic Banking Manager

Nancy M. Lewis, Vice President,
Item Processing Manager

Barbara L. Snyder, Vice President,
Loan Operations Manager

Christina E. Sullivan, Vice President,
Deposit Operations Manager

Tracie M. Clayson, Loan Operations Unit Manager

Deanna L. Foster, Loan Operations Unit Manager

Allyson B. Krieger,Technical Project Administrator

Tami L. Ozogar, Loan Operations Unit Manager

Frank A. Palmisano, Manager Network Administration

Dale Pike, Senior Imaging Supervisor

Julie A. Rhodes, Deposit Operations Unit Leader

Risk Management

Paul J. Ward, Senior Vice President,
Chief Risk Officer

Mark S. Ackerly, Vice President,
Director of Information Security

Melissa R. Cloce, Vice President,
Compliance Manager

Mark J. Houghtaling, Vice President,
Credit Risk Manager

Daniel P. O'Connell, Vice President,
Director of Internal Audit

Dorothy A. Quarltere, Vice President,
Compliance Manager

Stuart A. Smith, Vice President, Security Officer

Lynne M. Wadsworth, Vice President,
Asst. Director of Internal Audit

Anthony A. Antonello, Senior Security Investigator

Teresa Bower, Loan Review Team Leader

COMMUNITY BANK

Business Banking

Buffalo

David McKinley, Vice President,
Commercial Banking

Canton

Nicholas S. Russell, Senior Vice President of
Commercial Banking Northern Region

Clifton Springs

Tina Bounds, Assistant Vice President,
Mortgage Specialist

DeWitt/Syracuse

Luke Fagan, Vice President,
Commercial Banking Team Leader

William D. McIncrow, Vice President,
Commercial Banking Officer

Russell E. Sturtz, Assistant Vice President,
Commercial Banking Officer

Elmira

Arthur J. Sable, Vice President,
Commercial Banking Officer

Erwin/Painted Post

Michael G. Austin, Vice President,
Small Business Banking Manager

John D. Clark, Vice President,
Commercial Banking Officer

Richard R. Sisson, Vice President,
Credit Underwriter

Jill R. Staats, Small Business Banking,
Senior Underwriter

Geneva

David Gooding, Vice President,
Commercial Banking Officer

Loren C. Herod, Vice President,
Agricultural Banking Team Leader

Charles Van Hooft, Vice President,
Agricultural Banking Officer

Stephen H. Rich, Vice President,
Commercial Banking Team Leader

Johnson City

Edward P. Michalek, Vice President,
Commercial Banking Officer

Lakewood

Roger E. Dickinson, Vice President,
Senior Commercial Banking Officer

Lowville

Kevin J. Kent, Vice President,
Commercial Banking Officer

Malone

Lawrence P. Fleury, Assistant Vice President,
Senior Business Development Officer

North Creek

Eugene M. Arsenault, Vice President,
Commercial Banking Officer

Olean

Mark P. Saglimben, Vice President,
Senior Commercial Banking Officer

Scott P. Brechbuehl, Vice President,
Commercial Banking Officer

Gretchen Copella, Assistant Vice President,
Commercial Banking Officer

Eric M. Garvin, Assistant Vice President,
Commercial Banking Officer

Oneonta

Jeffrey T. Lord, Vice President,
Commercial Banking Team Leader

John M. Connolly, Vice President,
Commercial Banking Officer

Jonathan M. Luce, Assistant Vice President,
Commercial Banking Officer

Allison M. Mosher, Assistant Vice President,
Commercial Banking Officer

Orchard Park

Patrick M. Gorman, Vice President,
Commercial Banking Officer

Plattsburgh

Paul Connelly, Vice President,
Commercial Banking Officer

Tracy Clark, Assistant Vice President,
Commercial Banking Officer

Potsdam

Ronald J. Bacon, Vice President,
Senior Commercial Banking Officer

Matthew J. Rollins, Assistant Vice President,
Commercial Banking Officer

Saranac Lake

Craig Stevens, Vice President,
Commercial Banking Officer

Watertown

Duane M. Pelkey, Vice President,
Senior Commercial Banking Officer

Michael J. Brassard, Vice President,
Loan Workout Officer

Jeffrey T. Fallon Vice President,
Commercial Banking Officer

Andrew Rice, Assistant Vice President,
Agricultural Banking Officer

Robert Zehr, Vice President,
Senior Indirect Market Manager

Wellsville

Douglas O. Frank, Vice President,
Commercial Banking Officer

James M. Knapp, Vice President,
Business Development Officer

FIRST LIBERTY BANK & TRUST

Robert P. Matley, Executive Vice President,
President Pennsylvania Banking

Robert A. Cirko, Senior Vice President,
Regional Retail Banking Manager

Business Banking

Hazelton

Paul Baynum, Assistant Vice President,
Commercial Banking Officer

Olyphant

Barry J. Westington, Vice President,
Special Assets Officer

Scranton

Warren C. Rozelle, Senior Vice President,
Commercial Banking Team Leader

Matthew Dougherty, Senior Vice President,
Commercial Banking Officer

Mary Elizabeth D'Andrea, Senior Vice President,
Commercial Banking Officer

Samuel DeStefano, Vice President,
Senior Indirect Market Manager

Joseph S. Tomko, Senior Vice President,
Commercial Banking Officer

Tunkhannock

Walter Sarafinko, Assistant Vice President,
Commercial Banking Officer

Wilkes-Barre

Francis R. Doyle, Senior Vice President,
Commercial Banking Team Leader

David M. McHale, Senior Vice President,
Commercial Banking Officer

A. Edward Nork, Senior Vice President,
Commercial Banking Officer

Stacia L. Arnaud, Assistant Vice President,
Commercial Banking Officer

Neil D. King, Assistant Vice President,
Commercial Banking Officer

WEALTH MANAGEMENT GROUP

Charles E. Kopp, Managing Director

Trust and Investment Services

Catherine B. Koebelin, Vice President,
Chief Trust Officer Olean

Charles J. Perrillo, Vice President,
Trust Chief Investment Officer, Oneonta

Herbert A. Simmerly, Vice President,
Senior Trust Officer, Oneonta

Vincent L. Mastrucci, Vice President,
Trust Officer, Scranton PA

Paul J. Snodgrass, Vice President,
Trust Officer, Canton

Priscilla R. Welch, Vice President,
Senior Trust Officer, Oneonta

Patricia E. Barie, Trust Officer, Olean

Michael Byrne, Trust Officer, Geneva

Charlotte S. Carlson, Trust Officer, Lakewood

Lauren Carlson, Trust Officer, Oneonta

Patricia A. Crolly, Trust Officer, Scranton PA

Robert P. Jewell, Trust Officer, Elmira

Thomas LaPage, Trust Officer, Canton

Patricia A. Lowe, Trust Operations Officer

Adam C. Niebanck, Trust Officer, Oneonta

Amy B. Schlee, Trust Officer, Oneonta

Nottingham Advisors, LLC

500 Essjay Road, Suite 220, Williamsville, NY

Thomas S. Quealy, Chief Executive Officer

Lawrence V. Whistler, President,
Chief Investment Officer

Karen A. Mohn, Chief Compliance Officer,
Operations Manager

Nicholas Verbanic, Vice President,
Portfolio Manager

Community Investment Services, Inc.

Paul A. Restante, President

Barbara Toczko-Maculloch, Sr. Vice President,
Regional Sales Mgr.

Audrey Pound, Operations Manager

Financial Consultants

Peter Albano, Wilkes-Barre PA

Jonathan Bartholomew, Watertown

Robert Bittner, Geneva

Eric E. Brunet, Canton

Lucas A. Burton, Olean

Joseph M. Butler, Jr., Watertown

Thomas Ciolek, Avon

Daniel P. Drappo, Black River

James G. Durso, Waterloo

John F. Fabrizio, Skaneateles

Timothy Forman, Tupper Lake

Kevin C. Gildner, Wellsville

Jason Grover, Canandaigua

Justin P. Hooper, Plattsburgh

Randall J. Hulick, Springville

Kyle A. Leikam, Dunkirk

Rick P. Little, Tunkhannock PA

Andrew Lomanto, Plattsburgh/Malone

David Long, Elmira

Jude R. McDonough, Scranton PA

Chad J. Murray, Jamestown

Charles A. Nicosia, Oneonta

David H. O'Neil, Jr., Boonville

Joseph Topichak, Corning

Michele Wilck, Newark/Palmyra

CBNA Insurance Agency

Mark J. Moeller, President

117 Park Street, Tupper Lake, NY

173 Margaret Street, Plattsburgh, NY

6 Clinton Street, Heuvelton, NY

8242 Route 3, Harrisville, NY

217 West Main Street, Malone, NY

BENEFIT PLAN SERVICES

Barry S. Kublin, President

Benefit Plans Administrative Services, LLC

6 Rhoads Drive, Utica, NY

Paul M. Neveu, Senior Vice President, Sales

Robert A. Malczyk, Vice President, Sales

Linda S. Pritchard, Vice President, Operations

3501 Masons Mill Road, Suite 505, Huntingdon Valley, PA

Mary Anne Geary, Vice President

Richard Schultz, Vice President

Harbridge Consulting Group, LLC

One Lincoln Center, Syracuse, NY

Vincent F. Spina, President

Steven P. Chase, Vice President

Sarah E. Dam, Vice President

Kenneth M. Prell, Vice President

Sheila L. Yoensky, Vice President

Kevin J. Wade, Vice President

335 Lexington Ave., 5th Floor, New York, NY

Burton Sivin, Senior Vice President

Sheryl Gabriel, Vice President

George Gomez, Vice President

William Nusblat, Vice President

Jeffrey Schreiber, Vice President

Hand Benefits & Trust

820 Gessner, Suite 1250, Houston, TX

W. David Hand, Chief Executive Officer

Stephen Hand, President

James Goodwin, Vice President

Kathy Harvey, Vice President

BRANCH LOCATIONS

Community Bank Northern New York Market

Adams

Christopher M. Castle, Manager

Alexandria Bay

Matthew Honeywell, Manager

Ausable Forks

Valerie A. Daniels, Assistant Vice President, Manager

Black River

Christina S. Meagher, Assistant Vice President, Manager

Boonville (101 Main Street and Headwaters Plaza)

Debra Roberts, Assistant Vice President, Manager

Brushton

James H. McElwain, Branch Supervisor

Canton

David R. Peggs, Vice President, Manager

Champlain

Melissa M. Peryea, Assistant Vice President, Manager

Chateaugay

Barbara J. LaVoie, Manager

Clayton

Lori E. Fearnside, Manager

Fort Covington

Gayle E. Miner, Branch Supervisor

Gouverneur

Diane Easton, Vice President, Manager

Harrisville

Karen Pierce, Branch Supervisor

Hermon

Connie J. Green, Branch Manager

Heuvelton

Carol Peacock, Branch Supervisor

Indian Lake

Brenda K. Lanphear, Manager

Lake Placid

Katie R. Stephenson, Assistant Vice President, Manager

Long Lake

Viccann Novak, Manager

Lowville (7605 State Street)

Tina M. Paczkowski, Vice President, District Manager

Mary L. Peters, Assistant Vice President, Retail Service Officer

Joseph Monnat, Assistant Vice President, Retail Service Officer

Lowville (7395 Turin Road)

Stephen H. Allen, Manager

Lyons Falls

Nancy Fruin, Assistant Vice President, Manager

Madrid

Marsha L. Watson, Manager

Malone (Elm Street)

Byron Tuthill, Vice President, District Manager

Malone (West Main Street)

Stacey Brunell, Assistant Vice President, Manager

Massena

Joy Graves, Assistant Vice President, Manager

Newcomb

Viccann Novak, Manager

North Creek

Lori A. DeMars, Assistant Vice President, Manager

Norwood

Victoria Strader, Vice President, Manager

Ogdensburg (825 State Street)

Robert L. Seymour, Vice President, District Manager

Ogdensburg (320 Ford Street)

Sandra C. Kendall, Vice President, Manager

Old Forge

Barbara B. Criss, Vice President, Manager

Plattsburgh (Margaret Street)

Mary Gibbs, Vice President, Manager

Plattsburgh (Route 3)

James E. Snook, Vice President, Manager

Plattsburgh (468 Route 3)

Kent G. Backus Vice President, Regional Retail Banking Manager

Plattsburgh (In-store – Wal-Mart)

Arlene Favreau, Branch Supervisor

Potsdam (64-70 Market Street and May Road)

Victoria G. Strader, Vice President, Branch Manager

Helen M. Hollinger, Assistant Vice President, Retail Service Officer

Pulaski

Steven P. Gaffney, Vice President, Manager

Saranac Lake (Broadway)

Brenda Darrah, Assistant Vice President, Manager

Saranac Lake (Lake Flower)

Renee L. Darrah, Manager

St. Regis Falls

Cynthia M. Murphy, Assistant Vice President, Manager

Star Lake

Connie Green, Branch Manager

Ticonderoga

Maria E. Beuerlein, Assistant Vice President, Manager

Tupper Lake (Hosely)

John W. Salamy, Vice President, Manager

Tupper Lake (Park Street)

Gail Auclair, Vice President, Manager

Clair Brown, Retail Service Officer

Waddington

Marsha Watson, Manager

Watertown (1125 Arsenal Street)

Elizabeth A. Brown, Assistant Vice President, Manager

Watertown (1218 Arsenal Street)

Margaret Farone, Manager

Watertown (216 Washington Street)

Rita J. Walldroff, Vice President, Regional Retail Banking Mgr

Catherine Ward, Vice President, Manager

West Carthage

Naura L. Christman, Manager

Whitehall

Holly A. Rabideau, Manager

Community Bank Southern New York Market

Addison

Robin K. Knapp, Assistant Vice President, Manager

Alfred

Beth L. Plaisted, Manager

Allegany

Stephanie L. Kolkowski, Assistant Vice President, Manager

Avon

Deborah K. Fitch, Branch Manager

Angelica

Diana L. Grastorf, Branch Supervisor

Bath

Joel P. Brazie, Assistant Vice President, Manager

Belfast

Lisa Perry, Branch Supervisor

Bolivar

Judy Gilliland, Manager

Brocton

Phyllis A. Crockett, Manager

Canandaigua (County Road 10)

Paul E. Lepore, Vice President, District Manager

Deanna Nissen, Branch Supervisor

Canandaigua (South Main Street)

Christopher Bross, Manager

Cassadaga

Susan C. Sekuterski, Manager

Cato

Tiesha Combes, Manager

Cicero

Robert M. Liedka, Jr., Manager

Clifton Springs (26 East Main Street and Clifton Plaza)

Theresa P. Dorgan, Vice President, Manager

Clymer

Laurie L. Harvey, Manager

Corning (West Market Street)

Wendy B. Daines, Vice President, Manager

Corning North

Beth A. Robins, Manager

Cuba

Mary M. Quigley, Vice President, Manager

Dansville

Jody R. Tonkery, Vice President, District Manager

Carolyn M. Scoppa, Vice President, Retail Service Officer

Dunkirk (3909 Vineyard Drive)

Jason DeChard, Manager

Dunkirk (345 Central Avenue)

Jean M. Coughlin, Assistant Vice President, Manager

Elmira

Denise E. Allen, Vice President, District Manager

Robert J. Awampato. Retail Service Officer

Courtney Shaw, Retail Service Officer

Vicki Weller, Retail Service Officer

Erwin/Painted Post

Laura Noonan, Branch Supervisor

Falconer

Joann W. Anderson, Assistant Vice President, Manager

Fillmore

Julie A. Hall, Manager

Franklinville

Sandra S. Wolfer, Manager

Fulton

Tina Stephens, Assistant Vice President, Manager

Geneva

Robert Sollenne, Vice President, Manager

Gowanda

Daniel L. Drozdiel, Vice President, District Manager

Ralph Swanson, Vice President, Manager

Nathan Pleakis, Retail Service Officer

Hammondsport

Kelly L. Bussmann, Assistant Vice President, Manager

Hannibal

Debra A. Davis, Assistant Vice President, District Manager

Hornell

Melissa M. Ponticello, Manager

Horseheads-Consumer Square

Cynthia A. Welliver, Assistant Vice President, Manager

Houghton College

Julie Hall, Manager

Interlaken

Denise Ector, Manager

Ithaca

Michael MacDonald, Manager

Jamestown (1281 North Main Street)

Kathleen S. Bemus, Assistant Vice President, Manager

Jamestown (25 Main Street - Brooklyn Square)

Glori A. Taylor, Manager

Lakewood

Lisa R. Allenson, Vice President, District Manager

Livonia

Ronda Howard, Manager

Moravia

Kathleen M. Longyear, Manager

Mount Morris

Stacey Lewis, Manager

Naples

Joilette M. Pendleton, Manager

Newark Plaza

Brenda K. Westcott, Manager

Nichols

Kathleen M. Bowen, Assistant Vice President, Manager

North Collins

Ellen M. Pavlovic, Assistant Vice President, Manager

Olean (201 North Union Street)

Jody L. Spears, Vice President, District Manager

Theresa M. Raftis, Assistant Vice President, Retail Service Officer

Olean (Delaware Park)

Kelly Crandall, Manager

Oswego

Fred Aldrich IV, Vice President, Manager

Ovid

Jacqueline M. Robinson, Manager

Owego

Florence Rossi, Assistant Vice President, Manager

Palmyra

Cheryl A. Ford, Manager

Penn Yan (151 Main Street)

Thomas R. May, Vice President, Manager

Dana L. Crans, Retail Service Officer

Penn Yan (272 Lake Street)

Teresa A. Vivier, Manager

Phelps

Susan J. Lanse, Manager

Portville (1471 East State Road)

Brenda Blackwell, Manager

Portville (7 North Main Street)

Christine P. Boser, Branch Supervisor

Randolph

Diane M. Lecceardone, Manager

Ripley

Patricia J. Knight, Manager

Rushville

Christine M. Copper, Branch Supervisor

Salamanca

Robin K. Bowser, Manager

Seneca Falls

David W. Sloan, Vice President, Regional Retail Banking Manager

Christine Plate, Manager

Sherman

Shannon R. Stevens, Manager

Silver Creek

Mark J. Catalano, Assistant Vice President, District Manager

Skaneateles
Desiree R. Murphy, Assistant Vice President, Manager
Springville (Cascade Drive)
Mary Ann Lutz, Manager
Jason Mongillo, Retail Service Officer
Springville (North Buffalo Street)
Brooke Baker, Manager
Kristen Woodarek, Retail Service Officer
Waterloo
Larry D. Ledgerwood, Vice President, Manager
Watkins Glen
Anthony Fraboni, Vice President, Manager
Laurel M. Fox, Assistant Vice President, Retail Service Officer
Wellsville (4196 Bolivar Road)
Lori Dzielski, Manager
Wellsville (113 Main Street)
David E. Newton, Vice President, District Manager
Virginia L. Elliott, Assistant Vice President, Manager
Westfield
Carl Swan, Manager
Woodhull
Lynn S. Vitale, Manager
Yorkshire
Joseph D. Fore, Assistant Vice President, Manager

Community Bank Central New York Market

Boiceville
Roy S. Todd, Manager
Cobleskill
Arthur C. Lafleur, III, District Manager
Cooperstown (Main Street)
Janice E. Eichler, Manager
Cooperstown Otsego (State Highway)
Wende Ebberts, Manager
Delhi
Tina A. Seguare, Manager
Downsville
Jean M. Lacey, Manager
Fleischmanns
Marilee A. Asher, Manager
Halfmoon
Richard A. Griesche, District Manager
Johnson City
Michelle Carlsson, Manager
Milford
Rosemary Aborn, Manager
Morris
Michael Walling, District Manager
Norwich (State Highway)
Caryn M. Wake, Manager
Norwich (Broad Street)
Jason C. Yager, Manager
Oneonta (Main Street)
Susan M. DelCostello, Manager
Nancy Miller, Gold Club
Oneonta (Chestnut Street)
Paula M. Morell, Manager
Oneonta (Southside)
Sean A. Hall, Manager
Oneonta (FoxCare Center)
Richard J. Follett, Assistant Vice President, District Manager
Lesley A. Bohacek, Manager
Otego
Dorothy J. Kelley, Manager
Schenevus
Gerald V. Coombs, Jr., Manager
Sidney
Bridget Fisk, Assistant Vice President, District Manager
Sharon D. Cutting, Manager
Walton
Donna A. Bundy, Manager

First Liberty Bank & Trust

Carbondale
Bobbiann Davis, Manager
Clarks Summit
David C. Griffin, Vice President, Manager
Daleville
Susan M. Pitoniak, Manager
Dickson City
Lisa Rochinski, Manager
Edwardsville
Denise M. Johnson, Manager
Hazleton (Airport Road)
Paula Palance, Vice President, Manager
Jermyn
Lisa Browning, Assistant Vice President, Manager
Jessup
Mary Z. Bieszczad, Vice President, Manager
Kingston (Wyoming Avenue)
Susan M. Russick, Assistant Vice President, Manager
Laceyville
Kevin W. Huyck, Assistant Vice President, Manager
Lawton
Greg M. Culver, Manager
Little Meadows
Mary A. Sivers, Branch Manager
Meshoppen
Jennifer Ramey, Branch Manager
Montrose
Steven Stranburg, Vice President, Manager
Noxen/Bowman's Creek
Colleen M. Bullock, Manager
Olyphant
Theresa A. Collins, Vice President, District Manager
Pittston
Nolan Ayres, Assistant Vice President, Manager
Scranton (Keyser Avenue)
John Peterson, Vice President, District Manager
Scranton (Minooka - Davis Street)
David H. Lencicki, Vice President, Manager
Scranton (North Washington Avenue)
Karen E. Sweeney, Manager
Scranton (Wyoming Avenue)
Patricia M. Calabro, Vice President, Manager
Towanda
Lori A. Smith, Manager
Sue McClary, Business Development Officer
Tunkhannock
Karen Fuller, Vice President, District Manager
Jennifer Chesner, Manager
Brigitte S. Meskers, Retail Service Officer
Trucksville/Back Mountain
Susanne M. Mullin, Assistant Vice President, Manager
Wilkes Barre (Franklin Street)
David P. Dobbs, Vice President, District Manager
Gary J. Missal, Assistant Vice President, Manager
Sandra A. Wheeler, Retail Service Officer
Wyalusing
Douglas M. Jackson, Manager



SELECTED FINANCIAL HIGHLIGHTS

Income Statement (in millions)	**2012**	**2006**	**CAGR** (6-year)
Net interest income	$ 230.4	$ 134.8	9.3%
Non-interest income	99.0	51.7	11.4%
Operating expenses	203.5	126.6	8.2%
Provision for loan loss	9.1	6.6	5.5%
Net income	$ 77.1	$ 38.4	12.3%
Net interest margin	3.88%	3.91%	
Per Share Data (diluted)			
Earnings per share	$ 1.93	$ 1.26	7.4%
Cash dividends declared	1.06	0.78	5.3%
Book value	22.78	15.37	6.8%
Tangible book value	$ 13.72	$ 7.17	11.4%
Balance Sheet Data (end of period, in millions)			
Assets	$ 7,497	$ 4,498	8.9%
Loans, net	3,866	2,702	6.2%
Deposits	5,628	3,168	10.1%
Shareholders' equity	$ 903	$ 462	11.8%

GLOSSARY

Consumer direct lending

Direct lending to consumers through the bank's branches, largely on an installment basis, for the purchase of automobiles and durable (long-lasting) goods for the home, and for educational and general purposes. Also includes loans secured by the equity in a borrower's home.

Consumer indirect lending

Loans originated through applications taken on the premises of automobile, boat, and other dealers selling substantially priced goods, electronically submitted to the bank, and approved within a very short time period while the consumer remains on premises.

Core deposits

The total of checking, interest checking, savings and money market deposits. Generally considered a bank's most stable and affordable source of funds.

Coverage ratio

The ratio of loan loss allowance to nonperforming loans (loans for which payment is delinquent 90 days or more and loans for which interest is not being accrued) or nonperforming assets (additionally includes collateral acquired by a bank after a loan has defaulted) is considered an indicator of the strength of a financial institution's allowance for loan losses.

Diluted shares (or fully diluted)

A calculation which includes those shares issued and outstanding or issuable upon the exercise of in-the-money stock options held by employees or Directors, offset by the number of shares which the company could repurchase on the open market with the cash received upon exercise. Shares held in treasury are excluded.

Efficiency ratio

A measure of a bank's operating leverage or productivity, derived by dividing overhead expense by revenues (net interest income (FTE) plus non-interest income), excluding the effect of gains or losses on the sale of securities or the extinguishment of debt, amortization of intangibles, and acquisition-related expenses. The lower the ratio, the better the efficiency.

Fully tax equivalent (FTE)

Restatement of tax-exempt interest income as if it was fully taxable. Enables tax-exempt interest income to be compared to taxable interest income on a consistent basis.

IPC deposits

Deposits from individuals, partnerships and corporations (i.e., all consumer and commercial deposits). Excludes deposits from local governments/municipalities. Constitutes the major component of core deposits (see above).

Loan loss provision

The charge against earnings to increase the allowance for loan losses (net of current period charge-offs) sufficient to absorb losses inherent in the company's loan portfolios.

Net interest income

Banking revenues generated from standard lending and investment activities, equaling the difference between interest income on loans and investments and interest expense on deposits and borrowings. The primary source of earnings before expenses for most banks.

Net interest margin

A performance measure or ratio which is calculated by dividing net interest income by average interest-earning assets. The most basic indicator of the relative return on lending, investing, and depository activities before overhead and loan loss provision. Interest rate spread is a component of the net interest margin.

Non-interest income

Revenues generated from fee-based depositor and borrowing services (including interchange and overdraft fees), the sale of financial services products, and gains or losses from the sale of securities and extinguishment of debt, if any.

Nonperforming assets

Represent loans delinquent as to interest or principal for a period of 90 days or more, loans for which interest is not being accrued (no payments expected), restructured loans, and real estate acquired through foreclosure.

Tangible equity/assets

Shareholders' equity, net of goodwill and other intangible assets, divided by the assets of the company, net of goodwill and intangible assets.

Troubled Asset Relief Program (TARP)

A program of the United States government to purchase assets from, and provide capital to, financial institutions in order to strengthen the financial sector. It was the largest component of the government's measures to address the crisis in the financial services industry over the past few years. The company chose not to participate in this program.

Tier 1 capital

Shareholders' equity, adjusted for the unrealized gain or loss on securities held for sale and for certain assets, such as goodwill and other intangibles. The primary measure of a bank's capital as defined by various bank regulatory agencies.

SHAREHOLDER INFORMATION

Corporate Headquarters
Community Bank System, Inc.
5790 Widewaters Parkway
DeWitt, NY 13214-1883
Phone: 315.445.2282 or 800.724.2262
Fax: 315.445.7347
www.communitybankna.com

Stock Listing
Common stock of Community Bank System, Inc. is listed on the New York Stock Exchange (NYSE) under the symbol: CBU. Newspaper listing for common stock: CmntyBkSys.

Annual Meeting
Wednesday, May 8, 2013
1:00 P.M. EST
Riveredge Resort
17 Holland Street
Alexandria Bay, NY 13607

Transfer Agent and Registrant of Stock
Shareholders requiring a change of name, address or ownership of stock, or information about shareholder records, lost or stolen certificates, and dividend checks, direct deposit and reinvestment should contact:

American Stock Transfer & Trust Company
Operations Center
6201 15th Avenue
Brooklyn, NY 11219
800.937.5449
www.amstock.com

Investor Information
Investor and shareholder information regarding Community Bank System, Inc., including all filings with the Securities and Exchange Commission, is available through the company's website:
www.communitybankna.com

Copies may also be obtained without charge upon written request to:

Ms. Josephine Anne E. Rurka
Investor Relations Department
Community Bank System, Inc.
5790 Widewaters Parkway
DeWitt, NY 13214-1883
315.445.7300
josie.rurka@communitybankna.com

Independent Auditors
The Board of Directors appointed PricewaterhouseCoopers, LLP as auditor for the company for the year ended December 31, 2012

Analyst Coverage
The following analysts published research about Community Bank System in 2012:

Boenning & Scattergood
Matthew Schultheis / 610.832.5290
mschultheis@boenninginc.com

Guggenheim Partners
David Darst / 615.208.1224
david.darst@guggenheimpartners.com

Keefe, Bruyette & Woods Inc.
Damon DelMonte / 860.722.5908
ddelmonte@kbw.com

Macquarie Securities Group
John Moran / 212.231.0662
john.moran@macquarie.com

Raymond James & Associates
Anthony Polini / 212.856.4897
anthony.polini@raymondjames.com

RBC Capital Markets
Gerard Cassidy / 207.780.1554
gerard.cassidy@rbccm.com

Sandler O'Neill & Partners LP
Joseph Fenech / 212.466.7938
jfenech@sandleroneill.com

Investor's Choice Program
CBU offers convenient, low-cost options for investors wishing to steadily buy shares. For information, contact:

Ms. Donna J. Drengel
Shareholder Relations Department
Community Bank System, Inc.
5790 Widewaters Parkway
DeWitt, NY 13214-1883
Phone: 315.445.7313
donna.drengel@communitybankna.com
or
American Stock Transfer & Trust Co.
Operations Center
6201 15th Avenue
Brooklyn, NY 11219
800.937.5449
www.amstock.com

SAFE HARBOR STATEMENT The Community Bank System, Inc. Annual Report contains forward-looking statements, within the provisions of the Private Security Litigation Reform Act of 1995, that are based on current expectations, estimates, and projections about the industry, markets and economic environment in which the company operates. Such statements involve risks and uncertainties that could cause actual results to differ materially from the results discussed in these statements. These risks are detailed in the company's periodic reports filed with the Securities and Exchange Commission.

SEC
Mail Processing
Section
APR 02 2013
Washington DC
401

bank happy®



COMMUNITY BANK SYSTEM, INC.
5790 Widewaters Parkway
DeWitt, NY 13214-1883
800.724.2262
315.445.7347 fax
communitybankna.com



UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2012

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from__________ to__________________

Commission file number 001-13695

COMMUNITY BANK SYSTEM, INC.
(Exact name of registrant as specified in its charter)

SEC Mail Processing Section
Washington DC
401

Delaware	16-1213679
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
5790 Widewaters Parkway, DeWitt, New York	13214-1883
(Address of principal executive offices)	(Zip Code)

(315) 445-2282
Registrant's telephone number, including area code

Securities registered pursuant of Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, Par Value $1.00	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [X] No[ ].

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X].

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ].

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [X] No [ ].

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment of this Form 10-K. [ ].

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.
Large accelerated filer [X] Accelerated filer [ ] Non-accelerated filer [ ] Smaller reporting company [ ].
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [X]

The aggregate market value of the common stock, $1.00 par value, held by non-affiliates of the registrant computed by reference to the closing price as of the close of business on June 30, 2012 (the registrant's most recently completed second fiscal quarter): $1,008,194,666.

The number of shares of the common stock, $1.00 par value, outstanding as of the close of business on January 31, 2013: 39,644,985 shares

DOCUMENTS INCORPORATED BY REFERENCE.

Portions of the Definitive Proxy Statement for the Annual Meeting of the Shareholders to be held on May 8, 2013 (the "Proxy Statement") is incorporated by reference in Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

		Page
PART I		
Item 1	Business	3
Item 1A.	Risk Factors	10
Item 1B.	Unresolved Staff Comments	15
Item 2	Properties	15
Item 3	Legal Proceedings	16
Item 4	Mine Safety Disclosures	16
Item 4A.	Executive Officers of the Registrant	16
PART II		
Item 5	Market for Registrant's Common Equity, Related Stockholders Matters and Issuer Purchases of Equity Securities	17
Item 6	Selected Financial Data	19
Item 7	Management's Discussion and Analysis of Financial Condition and Results of Operations	21
Item 7A.	Quantitative and Qualitative Disclosures about Market Risk	47
Item 8	Financial Statements and Supplementary Data:	
	Consolidated Statements of Condition	50
	Consolidated Statements of Income	51
	Consolidated Statements of Comprehensive Income	52
	Consolidated Statements of Changes in Shareholders' Equity	53
	Consolidated Statements of Cash Flows	54
	Notes to Consolidated Financial Statements	55
	Report on Internal Control over Financial Reporting	90
	Report of Independent Registered Public Accounting Firm	91
	Two Year Selected Quarterly Data	92
Item 9	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	92
Item 9A.	Controls and Procedures	92
Item 9B.	Other Information	93
PART III		
Item 10	Directors, Executive Officers and Corporate Governance	93
Item 11	Executive Compensation	93
Item 12	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	93
Item 13	Certain Relationships and Related Transactions, and Director Independence	93
Item 14	Principal Accounting Fees and Services	93
PART IV		
Item 15	Exhibits, Financial Statement Schedules	94
Signatures		98

Part I

This Annual Report on Form 10-K contains certain forward-looking statements with respect to the financial condition, results of operations and business of Community Bank System, Inc. These forward-looking statements by their nature address matters that involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements are set forth herein under the caption "Forward-Looking Statements."

Item 1. Business

Community Bank System, Inc. ("the Company") was incorporated on April 15, 1983, under the Delaware General Corporation Law. Its principal office is located at 5790 Widewaters Parkway, DeWitt, New York 13214. The Company is a single bank holding company which wholly-owns five subsidiaries: Community Bank, N.A. ("the Bank" or "CBNA"), Benefit Plans Administrative Services, Inc. ("BPAS"), CFSI Closeout Corp. ("CFSICC"), First of Jermyn Realty Company, Inc. ("FJRC") and Town & Country Agency LLC ("T&C"). BPAS owns three subsidiaries, Benefit Plans Administrative Services LLC ("BPA"), a provider of defined contribution plan administration services; Harbridge Consulting Group LLC ("Harbridge"), a provider of actuarial and benefit consulting services; and Hand Benefits & Trust Company ("HB&T"), a provider of Collective Investment Fund administration and institutional trust services. HB&T owns two subsidiaries, Flex Corp. ("Flex"), a provider of administration, servicing and marketing of various flexible employee benefit programs and Hand Securities, Inc. ("HSI"), an introducing broker dealer. CFSICC, FJRC and T&C are inactive companies. The Company also wholly-owns two unconsolidated subsidiary business trusts formed for the purpose of issuing mandatorily-redeemable preferred securities which are considered Tier I capital under regulatory capital adequacy guidelines.

The Bank's business philosophy is to operate as a community bank with local decision-making, principally in non-metropolitan markets, providing a broad array of banking and financial services to retail, commercial, and municipal customers. As of December 31, 2012 the Bank operates 179 full-service branches throughout 35 counties of Upstate New York, where it operates as Community Bank, N.A. and five counties of Northeastern Pennsylvania, where it is known as First Liberty Bank & Trust, offering a range of commercial and retail banking services. The Bank owns the following subsidiaries: CBNA Insurance Agency, Inc. ("CBNA Insurance"), CBNA Preferred Funding Corporation ("PFC"), CBNA Treasury Management Corporation ("TMC"), Community Investment Services, Inc. ("CISI"), First Liberty Service Corp. ("FLSC"), Nottingham Advisors, Inc. ("Nottingham"), Brilie Corporation ("Brilie"), and Western Catskill Realty, LLC ("WCR"). CBNA Insurance is a full-service insurance agency offering primarily property and casualty products. PFC primarily acts as an investor in residential real estate loans. TMC provides cash management, investment, and treasury services to the Bank. CISI provides broker-dealer and investment advisory services. FLSC provides banking-related services to the Pennsylvania branches of the Bank. Nottingham provides asset management services to individuals, corporate pension and profit sharing plans, and foundations. Brilie and WCR are inactive companies.

The Company maintains websites at communitybankna.com and firstlibertybank.com. Annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports, are available on the Company's website free of charge as soon as reasonably practicable after such reports or amendments are electronically filed with or furnished to the Securities and Exchange Commission ("SEC"). The information posted on the website is not incorporated into or a part of this filing. Copies of all documents filed with the SEC can also be obtained by visiting the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549, by calling the SEC at 1-800-SEC-0330 or by accessing the SEC's website at http://www.sec.gov.

Acquisition History (2008-2012)

<u>HSBC and First Niagara Branches</u>

On July 20, 2012, Community Bank, N.A. (the" Bank"), the wholly-owned banking subsidiary of the Company, completed its acquisition of 16 retail branches in central, northern and western New York from HSBC Bank USA, N.A. ("HSBC"), acquiring approximately $106 million in loans and $697 million of deposits. The assumed deposits consist primarily of core deposits (checking, savings and money market accounts) and the purchased loans consist of in-market performing loans primarily residential real estate loans. Under the terms of the purchase agreement, the Bank paid First Niagara Bank, N.A. ("First Niagara") (who acquired HSBC's Upstate New York banking business and assigned its right to purchase the 16 branches to the Bank) a blended deposit premium of 3.4%, or approximately $24 million.

On September 7, 2012, the Bank completed its acquisition of three branches in central New York from First Niagara, acquiring approximately $54 million of loans and $101 million of deposits. The assumed deposits consist primarily of core deposits (checking, savings and money market accounts) and the purchased loans consist of in-market performing loans, primarily residential real estate loans. Under the terms of the purchase agreement, the Bank paid a blended deposit premium of 3.1%, or approximately $3 million.

CAI Benefits, Inc.
On November 30, 2011, BPAS acquired, in an all-cash transaction, certain assets and liabilities of CAI, a provider of actuarial, consulting and retirement plan administration services, with offices in New York City and Northern New Jersey. The transaction added valuable service capacity and enhances distribution prospects in support of the Company's broader-based employee benefits business, including daily valuation plan and collective investment fund administration.

The Wilber Corporation
On April 8, 2011, the Company acquired The Wilber Corporation, parent company of Wilber National Bank, and its 22 branch-banking centers in the Central, Greater Capital District and Catskill regions of New York for $103 million of stock and cash. The Company acquired approximately $462 million in loans, $297 million of investment securities and $772 million in deposits.

Citizens Branches
On November 7, 2008, the Company acquired 18 branch-banking centers in northern New York from Citizens Financial Group, Inc. ("Citizens") in an all-cash transaction. The Company acquired approximately $109 million in loans and $565 million in deposits at a blended deposit premium of 13%. In support of the transaction, the Company issued approximately $50 million of equity capital in the form of common stock in October 2008.

Alliance Benefit Group MidAtlantic
On July 7, 2008, BPAS acquired the Philadelphia division of Alliance Benefit Group MidAtlantic ("ABG") from BenefitStreet, Inc. in an all-cash transaction. ABG was a provider of retirement plan consulting, daily valuation administration, actuarial and ancillary support services.

Services

The Bank is a community bank committed to the philosophy of serving the financial needs of customers in local communities. The Bank's branches are generally located in smaller towns and cities within its geographic market areas of Upstate New York and Northeastern Pennsylvania. The Company believes that the local character of its business, knowledge of the customers and their needs, and its comprehensive retail and business products, together with responsive decision-making at the branch and regional levels, enable the Bank to compete effectively in its geographic market. The Bank is a member of the Federal Reserve System and the Federal Home Loan Bank of New York ("FHLB"), and its deposits are insured by the Federal Deposit Insurance Corporation ("FDIC") up to applicable limits.

Competition

The banking and financial services industry is highly competitive in the New York and Pennsylvania markets. The Company competes actively for loans, deposits and customers with other national and state banks, thrift institutions, credit unions, retail brokerage firms, mortgage bankers, finance companies, insurance companies, and other regulated and unregulated providers of financial services. In order to compete with other financial service providers, the Company stresses the community nature of its operations and the development of profitable customer relationships across all lines of business.

The table below summarizes the Bank's deposits and market share by the forty counties of New York and Pennsylvania in which it has customer facilities. Market share is based on deposits of all commercial banks, credit unions, savings and loan associations, and savings banks.

County	State	Deposits as of 6/30/2012[1] (000's omitted)	Market Share [1]	Number of Branches	Number of ATM's	Number of Towns/ Cities	Number of Towns Where Company Has 1st or 2nd Market Position
Lewis	NY	$145,984	65.34%	4	4	3	3
Franklin	NY	265,148	58.31%	9	7	6	6
Hamilton	NY	38,629	53.12%	2	2	2	2
Allegany	NY	212,633	47.78%	9	10	8	8
Cattaraugus	NY	392,553	46.46%	10	11	7	6
Otsego	NY	408,127	41.30%	10	10	6	5
Seneca	NY	195,465	36.80%	4	3	4	3
St. Lawrence	NY	393,575	35.11%	12	8	11	10
Schuyler	NY	54,166	31.82%	1	1	1	1
Jefferson	NY	394,200	28.98%	8	8	6	6
Wyoming	PA	120,618	27.85%	4	4	3	3
Clinton	NY	325,666	27.12%	6	9	2	2
Yates	NY	81,023	27.03%	3	2	2	1
Livingston	NY	176,362	22.19%	5	6	5	5
Essex	NY	119,748	21.16%	5	6	5	5
Steuben	NY	177,926	20.39%	8	7	7	4
Chautauqua	NY	290,105	20.24%	13	13	11	8
Delaware	NY	171,778	18.57%	5	5	5	5
Wayne	NY	132,259	18.26%	4	4	2	2
Ontario	NY	248,045	14.17%	8	13	5	5
Oswego	NY	123,674	10.28%	4	5	4	2
Schoharie	NY	33,331	8.58%	1	1	1	0
Lackawanna	PA	405,052	8.39%	11	11	8	4
Tioga	NY	33,251	8.19%	2	2	2	1
Chemung	NY	78,703	7.71%	2	2	1	0
Herkimer	NY	41,893	7.15%	1	1	1	1
Susquehanna	PA	44,109	6.31%	3	1	3	2
Chenango	NY	37,366	6.29%	2	2	1	1
Cayuga	NY	41,020	4.39%	2	2	2	1
Luzerne	PA	240,922	4.20%	6	7	6	3
Bradford	PA	39,211	3.59%	2	2	2	1
Washington	NY	18,328	2.76%	1	0	1	1
Warren	NY	32,795	2.30%	1	1	1	1
Oneida	NY	56,299	1.86%	1	1	1	1
Broome	NY	34,532	1.53%	1	1	1	1
Ulster	NY	25,586	0.80%	1	1	1	1
Saratoga	NY	15,195	0.43%	1	1	1	0
Erie	NY	116,855	0.39%	4	4	3	2
Onondaga	NY	28,824	0.34%	2	3	2	0
Tompkins	NY	5,590	0.32%	1	0	1	0
		$5,796,546	**6.68%**	**179**	**181**	**144**	**113**

[1] Deposits and Market Share data as of June 30, 2012, the most recent information available from SNL Financial LLC, adjusted for deposits acquired with the HSBC and First Niagara Branch Acquisitions.

Employees

As of December 31, 2012, the Company employed 1,908 full-time employees, 157 part-time employees and 123 temporary employees. None of the Company's employees are represented by a collective bargaining agreement. The Company offers a variety of employment benefits and considers its relationship with its employees to be good.

Supervision and Regulation

General

The banking industry is highly regulated. Statutory and regulatory controls are designed primarily for the protection of depositors and the financial system, and not for the purpose of protecting shareholders. The following discussion is not intended to be a complete list of all the activities regulated by the banking laws or of the impact of such laws and regulations on the Company and the Bank. Changes in applicable law or regulations, and in their interpretation and application by regulatory agencies, cannot be predicted, but may have a material effect on our business and results.

The Company and its subsidiaries are subject to the laws and regulations of the federal government and the states in which they conduct business. The Company, as a bank holding company, is subject to extensive regulation, supervision and examination by the Board of Governors of the Federal Reserve System ("FRB") as its primary federal regulator. The Bank is a nationally-chartered bank and is subject to extensive regulation, supervision and examination by the Office of the Comptroller of the Currency ("OCC") as its primary federal regulator. The Bank is also subject to the regulations and supervision of the FRB and the FDIC.

The Company is subject to the jurisdiction of the Securities and Exchange Commission ("SEC") and is subject to disclosure and regulatory requirement under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. Affiliated entities, including BPAS, HB&T, Nottingham, CISI, and HSI are subject to the jurisdiction of the SEC, the New York Stock Exchange, the Texas Department of Banking, the Financial Industry Regulatory Authority ("FINRA") and state securities regulators, among others.

Set forth below is a description of the material information governing the laws and regulations applicable to the Company:

Federal Bank Holding Company Regulation

The Company is registered under, and is subject to, the Bank Holding Company Act of 1956, as amended. This Act limits the type of companies that the Company may acquire or organize and the activities in which it or they may engage. In general, the Company and the Bank are prohibited from engaging in or acquiring direct or indirect control of any corporation engaged in non-banking activities unless such activities are so closely related to banking as to be a proper incident thereto. In addition, the Company must obtain the prior approval of the FRB to acquire control of any bank; to acquire, with certain exceptions, more than five percent of the outstanding voting stock of any other corporation; or to merge or consolidate with another bank holding company. As a result of such laws and regulation, the Company is restricted as to the types of business activities it may conduct and the Bank is subject to limitations on, among others, the types of loans and the amounts of loans it may make to any one borrower. The Financial Modernization Act of 1999 created, among other things, the "financial holding company", a new entity which may engage in a broader range of activities that are "financial in nature", including insurance underwriting, securities underwriting and merchant banking. Bank holding companies which are well capitalized and well managed under regulatory standards may convert to financial holding companies relatively easily through a notice filing with the FRB, which acts as the "umbrella regulator" for such entities. The Company may seek to become a financial holding company in the future.

Federal Reserve System Regulation

The Company, as a bank holding company, is subject to regulatory capital requirements and is required by the FRB to, among other things, maintain cash reserves against its deposits. The Bank is under similar capital requirements administered by the OCC. FRB policy has historically required a bank holding company to act as a source of financial and managerial strength to its subsidiary banks. The Dodd-Frank Act (as defined below) codifies this policy as a statutory requirement. After exhausting other sources of funds, the Company may seek borrowings from the FRB for such purposes. Bank holding companies registered with the FRB are, among other things, restricted from making direct investments in real estate. Both the Company and the Bank are subject to extensive supervision and regulation, which focus on, among other things, the protection of depositors' funds.

The FRB also regulates the national supply of bank credit in order to influence general economic conditions. These policies have a significant influence on overall growth and distribution of loans, investments and deposits, and affect the interest rates charged on loans or paid for deposits.

Fluctuations in interest rates, which may result from government fiscal policies and the monetary policies of the FRB, have a strong impact on the income derived from loans and securities, and interest paid on deposits and borrowings. While the Company and the Bank strive to model various interest rate changes and adjust their strategies for such changes, the level of earnings can be materially affected by economic circumstances beyond their control.

The Company and the Bank are subject to minimum capital requirements established by the FRB, the OCC and the FDIC. For information on these capital requirements and the Company's and the Bank's capital ratios see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Capital" and Note P to the Financial Statements.

Office of Comptroller of the Currency Regulation

The Bank is supervised and regularly examined by the OCC. The various laws and regulations administered by the OCC affect corporate practices such as payment of dividends, incurring debt, and acquisition of financial institutions and other companies. It also affects business practices, such as payment of interest on deposits, the charging of interest on loans, types of business conducted and location of offices.. The OCC generally prohibits a depository institution from making any capital distributions (including payment of a dividend) or paying any management fee to its parent holding company if the depository institution would thereafter be undercapitalized. Undercapitalized institutions are subject to growth limitations and are required to submit a capital restoration plan to the OCC. The Bank is well capitalized under regulatory standards administered by the OCC.

Insurance of Deposit Accounts

The Bank is a member of the Deposit Insurance Fund ("DIF"), which is administered by the FDIC. On July 22, 2010, the FDIC amended its insurance regulations to insure deposit accounts up to a maximum of $250,000 (previously $100,000) for each separately insured depositor. Additionally, on November 9, 2010, the FDIC issued a final rule implementing Section 343 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ("the Dodd-Frank Act") which provides certain noninterest-bearing transaction accounts with unlimited insurance coverage, regardless of the dollar amount, which terminated on December 31, 2012.

The FDIC imposes an assessment against all depository institutions for deposit insurance. This assessment is based on the risk category of the institution and, prior to 2009, ranged from five to 43 basis points of the institution's deposits. On December 22, 2008, as a result of decreases in the reserve ratio of the DIF, the FDIC published a final rule raising the current deposit insurance assessment rates uniformly for all institutions by seven basis points for the first quarter of 2009. On May 22, 2009, the FDIC adopted a final rule imposing a five basis point special assessment on each insured depository institution's assets minus Tier 1 capital as of June 30, 2009, payable on September 30, 2009. The Company's special assessment amounted to $2.5 million.

In the fourth quarter of 2009, the FDIC adopted a rule that required insured depository institutions to prepay their quarterly risk-based assessments for the fourth quarter of 2009, and for all of 2010, 2011 and 2012, on December 30, 2009. For purposes of calculating the amount to prepay, the FDIC required that institutions use their total base assessment rate in effect on September 30, 2009 and increase that assessment base quarterly at a 5 percent annual growth rate through the end of 2012. The FDIC also increased annual assessment rates uniformly by three basis points beginning in 2011. The Company's prepayment for 2010, 2011 and 2012 amounted to $21.4 million. Effective April 1, 2011, the FDIC changed the basis for premium payments from a percentage of average deposits to a percentage of average consolidated Bank assets less average tangible capital, resulting in lower 2011 and 2012 premiums for the Company.

Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010

On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ("Dodd-Frank Act"). This law results in significant changes to the banking industry. The provisions that have received the most public attention have been those that apply to financial institutions larger than the Company; however, the Dodd-Frank Act does contain numerous other provisions that will affect all banks and bank holding companies and impacts how the Company and the Bank handle their operations. The Dodd-Frank Act requires various federal agencies, including those that regulate the Company and the Bank, to promulgate new rules and regulations and to conduct various studies and reports for Congress. The federal agencies are in the process of promulgating these rules and regulations and have been given significant discretion in drafting such rules and regulations. Several of the provisions of the Dodd-Frank Act may have the consequence of increasing the Bank's expenses, decreasing its revenues, and changing the activities in which it chooses to engage. The specific impact of the Dodd-Frank Act on the Company's current activities or new financial activities the Company may consider in the future, the Company's financial performance, and the markets in which the Company operates depends on the manner in which the relevant agencies develop and implement the required rules and regulations and the reaction of market participants to these regulatory developments.

The Dodd-Frank Act includes provisions that, among other things:

- Change the assessment base for federal deposit insurance from the amount of insured deposits to consolidated assets less tangible capital, eliminate the ceiling on the size of the DIF, and increase the floor applicable to the size of the DIF.
- Make permanent the $250,000 limit on deposits for federal deposit insurance, retroactive to January 1, 2008, and provided unlimited federal deposit insurance through December 31, 2012 for non-interest bearing demand transaction accounts at all insured depository institutions.
- Repeal the federal prohibitions on the payment of interest on demand deposits, thereby permitting depository institutions to pay interest on business transaction and other accounts.
- Centralize responsibility for consumer financial protection by creating the Consumer Financial Protection Bureau ("CFPB"), a new agency started in July 2011 with responsibility for implementing, examining, and enforcing compliance with federal consumer laws.

- Restrict the preemption of state law by federal law and disallow subsidiaries and affiliates of national banks from availing themselves of such preemption.
- Apply the same leverage and risk-based capital requirements that apply to insured depository institutions to most bank holding companies, which, among other things as applied to the Company, going forward will preclude the Company from including in Tier 1 Capital trust preferred securities or cumulative preferred stock, if any, issued on or after May 19, 2010. The Company has not issued any trust preferred securities since May 19, 2010.
- Require the OCC to seek to make its capital requirements for national banks countercyclical.
- Impose comprehensive regulation of the over-the-counter derivatives market, which would include certain provisions that would effectively prohibit insured depository institutions from conducting certain derivatives businesses in the institution itself.
- Amend the Electronic Fund Transfer Act to, among other things, give the FRB the authority to establish rules regarding interchange fees charged for electronic debit transactions by payment card issuers having assets over $10 billion and to enforce a new statutory requirement that such fees be reasonable and proportional to the actual cost of a transaction to the issuer.
- Increase the authority of the FRB to examine the Company and any of its non-bank subsidiaries.

Basel III

In December 2010, the Basel Committee, a group of bank regulatory supervisors from around the world, released its final framework for strengthening international capital and liquidity regulation, now officially identified by the Basel Committee as "Basel III." Basel III, when implemented by the U.S. bank regulatory agencies and fully phased-in, will require bank holding companies and their bank subsidiaries to maintain substantially more capital, with a greater emphasis on common equity. The Basel III final capital framework, among other things: introduces as a new capital measure "Common Equity Tier 1", or "CET1", specifies that Tier 1 capital consists of CET1 and "Additional Tier 1 capital" instruments meeting specified requirements, defines CET1 narrowly by requiring that most adjustments to regulatory capital measures be made to CET1 and not to the other components of capital, and expands the scope of the adjustments as compared to existing regulations. When fully phased in on January 1, 2019, Basel III requires banks to maintain:

- a minimum ratio of CET1 to risk-weighted assets of at least 4.5 percent, plus a 2.5 percent "capital conservation buffer" (which is added to the 4.5 percent CET1 ratio as that buffer is phased in, effectively resulting in a minimum ratio of CET1 to risk-weighted assets of at least 7 percent),
- a minimum ratio of Tier 1 capital to risk-weighted assets of at least 6.0 percent, plus the capital conservation buffer (which is added to the 6.0 percent Tier 1 capital ratio as that buffer is phased in, effectively resulting in a minimum Tier 1 capital ratio of 8.5 percent upon full implementation),
- a minimum ratio of Total (that is, Tier 1 plus Tier 2) capital to risk-weighted assets of at least 8.0 percent, plus the capital conservation buffer (which is added to the 8.0 percent total capital ratio as that buffer is phased in, effectively resulting in a minimum total capital ratio of 10.5 percent upon full implementation),
- as a newly adopted international standard, a minimum leverage ratio of 3.0 percent, calculated as the ratio of Tier 1 capital to balance sheet exposures plus certain off-balance sheet exposures (as the average for each quarter of the month-end ratios for the quarter), and
- provides for a "countercyclical capital buffer", generally to be imposed when national regulators determine that excess aggregate credit growth becomes associated with a buildup of systemic risk, that would be a CET1 add-on to the capital conservation buffer in the range of 0 percent to 2.5 percent when fully implemented (potentially resulting in total buffers of between 2.5 percent and 5 percent).

The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of CET1 to risk-weighted assets above the minimum but below the conservation buffer (or below the combined capital conservation buffer and countercyclical capital buffer, when the latter is applied) will face constraints on dividends, equity repurchases and compensation based on the amount of the shortfall.

The Basel III revisions governing liquidity and capital requirements are subject to prolonged observation and transition periods. The transition period for banks to meet the revised Tier 1 common requirement will begin in 2013, with implementation on January 1, 2019. The implementation of the Basel III final framework, scheduled to commence on January 1, 2013 has been deferred. Once the final implementation guidance is approved, banking institutions will be required to meet the following minimum capital ratios:

- 3.5 percent CET1 to risk-weighted assets;
- 4.5 percent Tier 1 capital to risk-weighted assets; and
- 8.0 percent Total capital to risk-weighted assets.

The Basel III final framework provides for a number of new deductions from and adjustments to CET1. These include, for example, the requirement that mortgage servicing rights, deferred tax assets and significant investments in non-consolidated financial entities be deducted from CET1 to the extent that any one such category exceeds 10 percent of CET1 or all such categories in the aggregate exceed 15 percent of CET1. Implementation of the deductions and other adjustments to CET1 will begin on January 1, 2014 and will be phased-in over a five-year period (20 percent per year). The implementation of the capital conservation buffer will begin on January 1, 2016 at 0.625 percent and be phased in over a four-year period (increasing by that amount on each subsequent January 1, until it reaches 2.5 percent on January 1, 2019).

The Dodd-Frank Act requires the Federal Reserve to adopt regulations imposing a continuing "floor" of the Basel I-based capital requirements in cases where the Basel II-based capital requirements and any changes in capital regulations resulting from Basel III otherwise would permit lower requirements. In November 2012, the Federal Reserve announced the final rule on implementation will not occur until 2013. Given that the Basel III rules are subject to implementation and change and the scope and content of capital regulations that U.S. federal banking agencies may adopt under the Dodd-Frank Act is uncertain, we cannot be certain of the impact new capital regulations will have on our capital ratios. The Company fully expects to be in compliance with the higher Basel III capital standards, as well as any additional Dodd-Frank Act capital requirements, as they become effective.

Consumer Protection Laws

In connection with its lending activities, the Bank is subject to a number of federal and state laws designed to protect borrowers and promote lending to various sectors of the economy. These laws include the Equal Credit Opportunity Act, the Gramm-Leach-Bliley Act ("GLB Act"), the Fair Credit Reporting Act ("FCRA"), the Fair and Accurate Credit Transactions Act of 2003 ("FACT Act"), Electronic Funds Transfer Act, the Truth in Lending Act, the Home Mortgage Disclosure Act, the Dodd-Frank Act, the Real Estate Settlement Procedures Act, the Secure and Fair Enforcement for Mortgage Licensing Act ("SAFE"), and various state law counterparts.

The Dodd-Frank Act created the CFPB with broad powers to supervise and enforce consumer protection laws, including laws that apply to banks in order to prohibit unfair, deceptive or abusive practices. The CFPB has examination authority over all banks and savings institutions with more than $10 billion in assets. The Dodd-Frank Act weakens the federal preemption rules that have been applicable to national banks and gives attorney generals for the states certain powers to enforce federal consumer protection laws.

In addition, the GLB Act requires all financial institutions to adopt privacy policies, restrict the sharing of nonpublic customer data with nonaffiliated parties and establishes procedures and practices to protect customer data from unauthorized access. In addition, the FCRA, as amended by the FACT Act, includes provisions affecting the Company, the Bank, and their affiliates, including provisions concerning obtaining consumer reports, furnishing information to consumer reporting agencies, maintaining a program to prevent identity theft, sharing of certain information among affiliated companies, and other provisions. The FACT Act requires persons subject to FCRA to notify their customers if they report negative information about them to a credit bureau or if they are granted credit on terms less favorable than those generally available. The FRB and the Federal Trade Commission have extensive rulemaking authority under the FACT Act, and the Company and the Bank are subject to the rules that have been created under the FACT Act, including rules regarding limitations on affiliate marketing and implementation of programs to identify, detect and mitigate certain identity theft red flags. The Bank is also subject to data security standards and data breach notice requirements issued by the OCC and other regulatory agencies. The Bank has created policies and procedures to comply with these consumer protection requirements.

USA Patriot Act

The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 ("USA Patriot Act") imposes obligations on U.S. financial institutions, including banks and broker-dealer subsidiaries, to implement policies, procedures and controls which are reasonably designed to detect and report instances of money laundering and the financing of terrorism. In addition, provisions of the USA Patriot Act require the federal financial institution regulatory agencies to consider the effectiveness of a financial institution's anti-money laundering activities when reviewing bank mergers and bank holding company acquisitions. The USA Patriot Act also encourages information-sharing among financial institutions, regulators, and law enforcement authorities by providing an exemption from the privacy provisions of the GLB Act for financial institutions that comply with the provision of the Act. Failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing, or to comply with all of the relevant laws or regulations, could have serious legal, financial and reputational consequences for the institution. The Company has approved policies and procedures that are designed to comply with the USA Patriot Act.

Office of Foreign Assets Control Regulation

The United States has imposed economic sanctions that affect transactions with designated foreign countries, nationals and others administrated by the Treasury's Office of Foreign Assets Control ("OFAC"). The OFAC administered sanctions can take many different forms depending upon the country; however, they contain one or more of the following elements: (i) restrictions on trade with or investment in a sanctioned country, including prohibitions against direct or indirect imports from and exports to a sanctioned country and prohibitions on "U.S. persons" engaging in financial transactions relating to making investments in, or providing investment related advice or assistance to, a sanctioned country; and (ii) a blocking of assets in which the government or specially designated nationals of the sanctioned country have an interest, by prohibiting transfers of property subject to U.S. jurisdiction (including property in the possession or control of U.S. persons). Blocked assets (e.g., property and bank deposits) cannot be paid out, withdrawn, set off or transferred in any manner without a license from OFAC. Failure to comply with these sanctions could have serious legal, financial, and reputational consequences.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley Act") implemented a broad range of corporate governance, accounting and reporting reforms for companies that have securities registered under the Securities Exchange Act of 1934 as amended. In particular, the Sarbanes-Oxley Act established, among other things: (i) new requirements for audit and other key Board of Directors committees involving independence, expertise levels, and specified responsibilities; (ii) additional responsibilities regarding the oversight of financial statements by the Chief Executive Officer and Chief Financial Officer of the reporting company; (iii) the creation of an independent accounting oversight board for the accounting industry; (iv) new standards for auditors and the regulation of audits, including independence provisions which restrict non-audit services that accountants may provide to their audit clients; (v) increased disclosure and reporting obligations for the reporting company and its directors and executive officers including accelerated reporting of company stock transactions; (vi) a prohibition of personal loans to directors and officers, except certain loans made by insured financial institutions on non-preferential terms and in compliance with other bank regulator requirements; and (vii) a range of new and increased civil and criminal penalties for fraud and other violation of the securities laws.

Electronic Fund Transfer Act

Effective July 1, 2010, a new federal banking rule under the Electronic Fund Transfer Act prohibits financial institutions from charging consumers fees for paying overdrafts on automated teller machines and one-time debit card transactions, unless a consumer consents, or opts in, to the overdraft service for those types of transactions. The new rule does not govern overdraft fees on the payment of checks and regular electronic bill payments. The adoption of this regulation lowered fee income in the fourth quarter of 2010 and all of 2011 and 2012.

Community Reinvestment Act of 1977

Under the Community Reinvestment Act of 1977 ("CRA"), the Bank is required to help meet the credit needs of its communities, including low- and moderate-income neighborhoods. Although the Bank must follow the requirements of CRA, it does not limit the Bank's discretion to develop products and services that are suitable for a particular community or establish lending requirements or programs. In addition, the Equal Credit Opportunity Act and the Fair Housing Act prohibits discrimination in lending practices. The Bank's failure to comply with the provisions of the CRA could, at a minimum, result in regulatory restrictions on its activities and the activities of the Company. The Bank's failure to comply with the Equal Credit Opportunity Act and the Fair Housing Act could result in enforcement actions against it by its regulators as well as other federal regulatory agencies and the Department of Justice. The Bank's latest CRA rating was Satisfactory.

The Bank Secrecy Act

The Bank Secrecy Act ("BSA") requires all financial institutions, including banks and securities broker-dealers, to, among other things, establish a risk-based system of internal controls reasonably designed to prevent money laundering and the financing of terrorism. The BSA includes a variety of recordkeeping and reporting requirements (such as cash and suspicious activity reporting), as well as due diligence/know-your-customer documentation requirements. The Company has established an anti-money laundering program and taken other appropriate measures in order to comply with BSA requirements.

Item 1A. Risk Factors

There are risks inherent in the Company's business. The material risks and uncertainties that management believes affect the Company are described below. Adverse experience with these could have a material impact on the Company's financial condition and results of operations.

Changes in interest rates affect our profitability, assets and liabilities.

The Company's income and cash flow depends to a great extent on the difference between the interest earned on loans and investment securities, and the interest paid on deposits and borrowings. Interest rates are highly sensitive to many factors that are beyond the Company's control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the FRB. Changes in monetary policy, including changes in interest rates, could influence not only the interest we receive on loans and securities and the amount of interest we pay on deposits and borrowings, but such changes could also affect (1) our ability to originate loans and obtain deposits, which could reduce the amount of fee income generated, (2) the fair value of our financial assets and liabilities and (3) the average duration of our mortgage-backed securities portfolio. If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, our net interest income could be adversely affected, which in turn could negatively affect our earnings. Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposit and other borrowings. Although management believes it has implemented effective asset and liability management strategies to reduce the potential effects of changes in interest rates on the results of operations, any substantial, unexpected, prolonged change in market interest rates could have a material adverse effect on the financial condition and results of operations.

Current levels of market volatility remain higher than historical norms.

From December 2007 through June 2009, the U.S. economy was in recession. During the last three years, the U.S. economy has experienced modest improvements, however, the capital, credit and financial markets have experienced significant volatility and disruption during the last five years. These conditions have had significant adverse effects on our national and local economies, including declining real estate values, a widespread tightening of the availability of credit, illiquidity in certain securities markets, increasing loan delinquencies, historically unfavorable consumer confidence and spending, and a slow recovery of manufacturing and service business activity. The U.S. economy continues to experience turmoil (i.e. the uncertainty caused by the "fiscal cliff", the adoption of The American Taxpayer Relief Act of 2012, and the extension of the debt ceiling) and management does not expect these difficult market conditions to improve meaningfully over the short term, and a continuation of these conditions could exacerbate their adverse effects:

- A decrease in the demand for loans and other products and services offered
- A decrease in the value of loans held for sale or other assets secured by consumer or commercial real estate; and
- An increase in the number of customers who may become delinquent or default on their loans

The Company operates in a highly regulated environment and may be adversely affected by changes in laws and regulations.

The Company and its subsidiaries are subject to extensive state and federal regulation, supervision and legislation that govern nearly every aspect of its operations. The Company, as a bank holding company is subject to regulation by the FRB and its banking subsidiary is subject to regulation by the OCC. These regulations affect deposit and lending practices, capital levels and structure, investment practices, dividend policy and growth. In addition, the non-bank subsidiaries are engaged in providing investment management and insurance brokerage service, which industries are also heavily regulated on both a state and federal level. Such regulators govern the activities in which the Company and its subsidiaries may engage. These regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities, including the imposition of restrictions on the operation of a bank, the classification of assets by a bank and the adequacy of a bank's allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, or legislation, could have a material impact on the Company and its operations. Changes to the regulatory laws governing these businesses could affect the Company's ability to deliver or expand its services and adversely impact its operations and financial condition.

In July 2010, the Dodd-Frank Act was signed into law. The Dodd-Frank Act is sweeping legislation intended to overhaul regulation of the financial services industry. Its goals are to establish a new council of "systemic risk" regulators, create a new consumer protection division within the Federal Reserve, empower the Federal Reserve to supervise the largest, most complex financial companies, allow the government to seize and liquidate failing financial companies, and give regulators new powers to oversee the derivatives market. The provisions of the Dodd-Frank Act are so extensive that full implementation may require several years, and an assessment of its full effect on the Company is not possible at this time.

The Dodd-Frank Act also established the CFPB and authorizes it to supervise certain consumer financial services companies and large depository institutions and their affiliates for consumer protection purposes. Subject to the provisions of the Act, the CFPB has responsibility to implement, examine for compliance with, and enforce "Federal consumer financial law." As a depository institution, the Company will be subject to the regulations promulgated by the CFPB, which will focus on the Company's ability to detect, prevent, and correct practices that present a significant risk of violating the law and causing consumer harm. Among other changes, significant amendments and revisions to the laws governing mortgage lending have been slated for 2013.

Compliance with new laws and regulations will likely result in additional costs and/or decreases in revenue, which could adversely impact the Company's results of operations, financial condition or liquidity.

The provisions of the Dodd-Frank Act restricting bank interchange fees, and any rules promulgated thereunder, may negatively impact our revenues and earnings.

Pursuant to the Dodd-Frank Act, the Federal Reserve adopted a rule, effective as of October 1, 2011, addressing interchange fees for debit card transactions that is expected to lower fee income generated from this source. This rule limits interchange fees on debit card transactions to a maximum of 21 cents per transaction plus 5 basis points of the transaction amount. A debit card issuer may recover an additional one cent per transaction for fraud prevention purposes if the issuer complies with certain fraud-related requirements prescribed by the Federal Reserve. Although technically the fee caps rule only applies to institutions with assets in excess of $10 billion, it is expected that smaller institutions, such as the Company, may also be impacted due to market reaction. The Company contracts with large debit card processors and clearing networks with which management of the Company could have weaker bargaining power. As a result of the Dodd-Frank Act, the Company expects to earn lower revenues on these types of transactions.

The Company may be subject to more stringent capital requirements.

As discussed above, Basel III and the Dodd-Frank Act would require the federal banking agencies to establish stricter risk-based capital requirements and leverage limits to apply to banks and bank holding companies. Under the legislation, the federal banking agencies would be required to develop capital requirements that address systemically-risky activities. The capital rules must address, at a minimum, risks arising from significant volumes of activity in derivatives, securities products, financial guarantees, securities borrowing and lending and repurchase agreements; concentrations in assets for which reported values are based on models; and concentrations in market share for any activity that would substantially disrupt financial markets if the institutions were forced to unexpectedly cease the activity. These requirements, and any other new regulations, could adversely affect the Company's ability to pay dividends, or could require it to reduce business levels or to raise capital, including in ways that may adversely affect its results of operations or financial condition.

Regional economic factors may have an adverse impact on the Company's business.

The Company's main markets are located in the states of New York and Pennsylvania. Most of the Company's customers are individuals and small and medium-sized businesses which are dependent upon the regional economy. Accordingly, the local economic conditions in these areas have a significant impact on the demand for the Company's products and services as well as the ability of the Company's customers to repay loans, the value of the collateral securing loans and the stability of the Company's deposit funding sources. A prolonged economic downturn in these markets could negatively impact the Company.

The Company faces strong competition from other banks and financial institutions, which can negatively impact its business.

The Company conducts its banking operations in a number of competitive local markets. In those markets, it competes against commercial banks, savings banks, savings and loans associations, credit unions, mortgage banks, brokerage firms, and other financial institutions. Many of these entities are larger organizations with significantly greater financial, management and other resources than the Company has, and they offer the same or similar banking or financial services that it offers in its markets. Moreover, new and existing competitors may expand their business in or into the Company's markets. Increased competition in its markets may result in a reduction in loans, deposits and other sources of its revenues. Ultimately, the Company may not be able to compete successfully against current and future competitors.

The allowance for loan losses may be insufficient.

The Company's business depends on the creditworthiness of its customers. The Company periodically reviews the allowance for loan losses for adequacy considering economic conditions and trends, collateral values and credit quality indicators, including past charge-off experience and levels of past due loans and nonperforming assets. If the Company's assumptions prove to be incorrect, the Company's allowance for loan losses may not be sufficient to cover losses inherent in the Company's loan portfolio, resulting in additions to the allowance. Material additions to the allowance would materially decrease its net income. It is possible that over time the allowance for loan losses will be inadequate to cover credit losses in the portfolio because of unanticipated adverse changes in the economy, market conditions or events adversely affecting specific customers, industries or markets.

FDIC deposit insurance premiums have increased and may increase further in the future.

The Company is generally unable to control the amount of premiums that it is required to pay for FDIC insurance. In November 2009, the FDIC adopted a rule requiring banks to prepay their quarterly risk-based assessment for the 13 quarters ended December 31, 2012. In 2010, the FDIC increased the general assessment rate as compared to prior periods. Effective April 1, 2011, the FDIC changed the basis for premium payments from a percentage of average deposits to a percentage of average consolidated Bank assets less average tangible capital, resulting in lower 2011 and 2012 premiums for the Company as compared to 2009 and 2010, but still higher than historical norms. However, if there are additional bank or financial institution failures, the Company may be required to pay higher FDIC premiums than the current levels. These announced increases and any future increases or required prepayments of FDIC insurance premiums may adversely impact the Company's earnings.

Changes in the equity markets could materially affect the level of assets under management and the demand for other fee-based services.

Economic downturns could affect the volume of income from and demand for fee-based services. Revenue from the wealth management and benefit plan administration businesses depends in large part on the level of assets under management and administration. Market volatility that leads customers to liquidate investment, as well as lower asset values, can reduce our level of assets under management and administration and thereby decrease our investment management and administration revenues.

Mortgage banking income may experience significant volatility.

Mortgage banking income is highly influenced by the level and direction of mortgage interest rates, and real estate and refinancing activity. In lower interest rate environments, the demand for mortgage loans and refinancing activity will tend to increase. This has the effect of increasing fee income, but could adversely impact the estimated fair value of our mortgage servicing rights as the rate of loan prepayments increase. In higher interest rate environments, the demand for mortgage loans and refinancing activity will generally be lower. This has the effect of decreasing fee income opportunities.

The Company depends on dividends from its banking subsidiary for cash revenues, but those dividends are subject to restrictions.

The ability of the Company to satisfy its obligations and pay cash dividends to its shareholders is primarily dependent on the earnings of and dividends from the subsidiary bank. However, payment of dividends by the bank subsidiary is limited by dividend restrictions and capital requirements imposed by bank regulations. The ability to pay dividends is also subject to the continued payment of interest that the Company owes on its subordinated junior debentures. As of December 31, 2012, the Company had $102 million of subordinated junior debentures outstanding. The Company has the right to defer payment of interest on the subordinated junior debentures for a period not exceeding 20 quarters, although the Company has not done so to date. If the Company defers interest payments on the subordinated junior debentures, it will be prohibited, subject to certain exceptions, from paying cash dividends on the common stock until all deferred interest has been paid and interest payments on the subordinated junior debentures resumes.

The risks presented by acquisitions could adversely affect the Company's financial condition and result of operations.

The business strategy of the Company includes growth through acquisition. Any other future acquisitions will be accompanied by the risks commonly encountered in acquisitions. These risks include among other things: the difficulty of integrating operations and personnel, the potential disruption of our ongoing business, the inability of our management to maximize our financial and strategic position, the inability to maintain uniform standards, controls, procedures and policies, and the impairment of relationships with employees and customers as a result of changes in ownership and management. Further, the asset quality or other financial characteristics of a company may deteriorate after the acquisition agreement is signed or after the acquisition closes.

The Company may be required to record impairment charges related to goodwill, other intangible assets and the investment portfolio.

The Company may be required to record impairment charges in respect to goodwill, other intangible assets and the investment portfolio. Numerous factors, including lack of liquidity for resale of certain investment securities, absence of reliable pricing information for investment securities, the economic condition of state and local municipalities, adverse changes in the business climate, adverse actions by regulators, unanticipated changes in the competitive environment or a decision to change the operations or dispose of an operating unit could have a negative effect on the investment portfolio, goodwill or other intangible assets in future periods.

During 2010 rating agencies imposed a number of downgrades and credit watches on certain securities in the Company's investment securities portfolio, which contributed to the decline in fair value of such securities. During 2011 additional securities were downgraded, none of which resulted in an impairment charge to the Company. These downgrades were primarily the result of Standard & Poor's downgrade of the U.S. government from AAA to AA+. However, any additional downgrades and credit watches may contribute to further declines in the fair value of these securities. In addition, the measurement of the fair value of these securities involves significant judgment due to the complexity of the factors contributing to the measurement. Market volatility makes measurement of the fair value even more difficult and subjective. To the extent that any portion of the unrealized losses in the investment portfolio is determined to be other than temporary, and the loss is related to credit factors, the Company could be required to recognize a charge to earnings in the quarter during which such determination is made.

The Company's financial statements are based in part on assumptions and estimates which, if incorrect, could cause unexpected losses in the future.

Pursuant to accounting principles generally accepted in the United States, the Company is required to use certain assumptions and estimates in preparing its financial statements, including in determining credit loss reserves, mortgage repurchase liability and reserves related to litigations, among other items. Certain of the Company's financial instruments, including available-for-sale securities and certain loans, among other items, require a determination of their fair value in order to prepare the Company's financial statements. Where quoted market prices are not available, the Company may make fair value determinations based on internally developed models or other means which ultimately rely to some degree on management judgment. Some of these and other assets and liabilities may have no direct observable price levels, making their valuation particularly subjective, as they are based on significant estimation and judgment. In addition, sudden illiquidity in markets or declines in prices of certain loans and securities may make it more difficult to value certain balance sheet items, which may lead to the possibility that such valuations will be subject to further change or adjustment. If assumptions or estimates underlying the Company's financial statements are incorrect, it may experience material losses.

The Company's information systems may experience an interruption or security breach.

The Company relies heavily on communications and information systems to conduct its business. The Company may be the subject of sophisticated and targeted attacks intended to obtain unauthorized access to confidential information, destroy data, disable or degrade service, or sabotage systems, often through the introduction of computer viruses or malware, cyberattacks and other means. Any failure, interruption or breach in security of these systems could result in failures or disruptions in the Company's online banking system, its general ledger, and its deposit and loan servicing and origination systems. Furthermore, if personal, confidential or proprietary information of customers or clients in the Company's possession were to be mishandled or misused, the Company could suffer significant regulatory consequences, reputational damage and financial loss. Such mishandling or misuse could include circumstances where, for example, such information was erroneously provided to parties who are not permitted to have the information, either by fault of the Company's systems, employees, or counterparties, or where such information was intercepted or otherwise inappropriately taken by third parties. The Company has policies and procedures designed to prevent or limit the effect of the possible failure, interruption or security breach of its information systems; however, any such failure, interruption or security breach could adversely affect the Company's business and results of operations by requiring it to expend significant resources to correct the defect, as well as exposing the Company to customer dissatisfaction and civil litigation, regulatory fines or penalties or losses not covered by insurance.

The Company may be adversely affected by the soundness of other financial institutions.

The Company owns common stock of Federal Home Loan Bank of New York ("FHLBNY") in order to qualify for membership in the FHLB system, which enables it to borrow funds under the FHLBNY advance program. The carrying value of the Company's FHLBNY common stock was $38.1 million as of December 31, 2012. There are 12 branches of the FHLB, including New York. Several branches have warned that they have either breached risk-based capital requirement or that they are close to breaching those requirements. To conserve capital, some FHLB branches have suspended dividends, cut dividend payments, and have not redeemed excess FHLB stock that members hold. The FHLBNY has stated that they expect to be able to continue to pay dividends, redeem excess capital stock, and provide competitively priced advances currently and in the future. Although most of the severe problems in the FHLB system have been at the other FHLB branches, nonetheless, the 12 FHLB branches are jointly liable for the consolidated obligations of the FHLB system. To the extent that one FHLB branch cannot meet its obligations to pay its share of the system's debt, other FHLB branches can be called upon to make any required payments. Any such adverse effects on the FHLBNY could adversely affect the value of the Company's investment in its common stock and negatively impact the Company's results of operations.

The Company continually encounters technological change and may have to continue to invest in technological improvements.

The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. The Company's future success depends, in part, upon its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands as well as to create additional efficiencies in the Company's operations.

Trading activity in the Company's common stock could result in material price fluctuations.

The market price of the Company's common stock may fluctuate significantly in response to a number of other factors including, but not limited to:

- Changes in securities analysts' expectations of financial performance
- Volatility of stock market prices and volumes
- Incorrect information or speculation
- Changes in industry valuations
- Variations in operating results from general expectations
- Actions taken against the Company by various regulatory agencies
- Changes in authoritative accounting guidance by the Financial Accounting Standards Board or other regulatory agencies
- Changes in general domestic economic conditions such as inflation rates, tax rates, unemployment rates, labor and healthcare cost trend rates, recessions, and changing government policies, laws and regulations
- Severe weather, natural disasters, acts of war or terrorism and other external events

The Company's ability to attract and retain qualified employees is critical to the success of its business, and failure to do so may have a materially adverse affect on the Company's performance.

The Company's employees are its most important resource, and in many areas of the financial services industry, competition for qualified personnel is intense. The imposition on the Company or its employees of certain existing and proposed restrictions or taxes on executive compensation may adversely affect the Company's ability to attract and retain qualified senior management and employees. If the Company is unable to continue to retain and attract qualified employees, the Company's performance, including its competitive position, could have a materially adverse affect.

Item 1B. Unresolved Staff Comments

None

Item 2. Properties

The Company's primary headquarters are located at 5790 Widewaters Parkway, Dewitt, New York, which is leased. In addition, the Company has 208 properties located in the counties identified in the table on page 5, of which 124 are owned and 84 are under lease arrangements. In total, the Company operates 179 full-service branches, 15 are other customer service facilities for our financial service subsidiaries and 14 are utilized for back office operations. Some properties contain tenant leases or subleases.

Real property and related banking facilities owned by the Company at December 31, 2012 had a net book value of $57.6 million and none of the properties were subject to any material encumbrances. For the year ended December 31, 2012, rental fees of $4.9 million were paid on facilities leased by the Company for its operations. The Company believes that its facilities are suitable and adequate for the Company's current operations.

Item 3. Legal Proceedings

The Company and its subsidiaries are subject in the normal course of business to various pending and threatened legal proceedings in which claims for monetary damages are asserted. As of December 31, 2012, management, after consultation with legal counsel, does not anticipate that the aggregate ultimate liability arising out of litigation pending or threatened against the Company or its subsidiaries will be material to the Company's consolidated financial position or results of operations.

The Bank was named a defendant in a class action proceeding filed July 20, 2012 in the United States District Court for the Middle District of Pennsylvania which sought to establish and represent a class of customers allegedly harmed by the Bank's overdraft practices. The complaint alleged that the Bank failed to adequately disclose the processing order of customer transactions from highest dollar value to lowest dollar value which unfairly resulted in increasing the number of overdraft charges. The plaintiffs sought recovery of any overdraft fees wrongfully paid by plaintiffs, damages, expenses of litigation, attorneys' fees, and other relief deemed equitable by the court. This case is substantially similar to cases filed against more than 100 other banks across the United States. On January 14, 2013, the Bank reached an agreement in principle to settle this matter for $2.5 million. This settlement is subject to, among other things, final documentation, notice to the class, and court approval. This $2.5 million litigation settlement charge was recorded in the fourth quarter of 2012.

Item 4. Mine Safety Disclosures

Not Applicable

Item 4A. Executive Officers of the Registrant

The executive officers of the Company and the Bank who are elected by the Board of Directors are as follows:

Name	Age	Position
Mark E. Tryniski	52	Director, President and Chief Executive Officer of the Company and the Bank. Mr. Tryniski assumed his current position in August 2006. He served as Executive Vice President and Chief Operating Officer from March 2004 to July 2006 and as the Treasurer and Chief Financial Officer from June 2003 to March 2004. He previously served as a partner in the Syracuse office of PricewaterhouseCoopers LLP.
Scott Kingsley	48	Executive Vice President and Chief Financial Officer of the Company. Mr. Kingsley joined the Company in August 2004 in his current position. He served as Vice President and Chief Financial Officer of Carlisle Engineered Products, Inc., a subsidiary of the Carlisle Companies, Inc., from 1997 until joining the Company.
Brian D. Donahue	56	Executive Vice President and Chief Banking Officer. Mr. Donahue assumed his current position in August 2004. He served as the Bank's Chief Credit Officer from February 2000 to July 2004 and as the Senior Lending Officer for the Southern Region of the Bank from 1992 until June 2004.
George J. Getman	56	Executive Vice President and General Counsel. Mr. Getman assumed his current position in January 2008. Prior to joining the Company, he was a member with Bond, Schoeneck & King, PLLC and served as corporate counsel to the Company.

Part II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common stock has been trading on the New York Stock Exchange under the symbol "CBU" since December 31, 1997. Prior to that, the common stock traded over-the-counter on the NASDAQ National Market under the symbol "CBSI" beginning on September 16, 1986. There were 39,625,933 shares of common stock outstanding on December 31, 2012, held by approximately 3,677 registered shareholders of record. The following table sets forth the high and low prices for the common stock, and the cash dividends declared with respect thereto, for the periods indicated. The prices do not include retail mark-ups, mark-downs or commissions.

Year / Qtr	High Price	Low Price	Quarterly Dividend
2012			
4th	$28.44	$25.66	$0.27
3rd	$29.30	$26.54	$0.27
2nd	$29.38	$25.55	$0.26
1st	$29.13	$26.36	$0.26
2011			
4th	$28.26	$21.86	$0.26
3rd	$25.84	$21.67	$0.26
2nd	$25.12	$22.78	$0.24
1st	$28.45	$23.02	$0.24

The Company has historically paid regular quarterly cash dividends on its common stock, and declared a cash dividend of $0.27 per share for the first quarter of 2013. The Board of Directors of the Company presently intends to continue the payment of regular quarterly cash dividends on the common stock, as well as to make payment of regularly scheduled dividends on the trust preferred stock when due, subject to the Company's need for those funds. However, because substantially all of the funds available for the payment of dividends by the Company are derived from the subsidiary Bank, future dividends will depend upon the earnings of the Bank, its financial condition, its need for funds and applicable governmental policies and regulations.

The following graph compares cumulative total shareholders returns on the Company's common stock over the last five fiscal years to the S&P 600 Commercial Banks Index, the NASDAQ Bank Index, the S&P 500 Index, and the KBW Regional Banking Index. Total return values were calculated as of December 31 of each indicated year assuming a $100 investment on December 31, 2007 and reinvestment of dividends.



	12/31/2007	12/31/2008	12/31/2009	12/31/2010	12/31/2011	12/31/2012
Community Bank System, Inc.	100.00	127.29	106.09	158.70	165.39	169.05
S&P 500 Index	100.00	63.01	79.69	91.71	93.62	108.59
NASDAQ Bank Index	100.00	78.47	65.69	75.00	67.12	79.69
S&P 600 Commercial Banks Index	100.00	80.05	55.43	65.55	65.88	75.74
KBW Regional Banking Index	100.00	81.43	63.45	76.40	72.45	82.17

The following table provides information as of December 31, 2012 with respect to shares of common stock that may be issued under the Company's existing equity compensation plans.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights [1]	Weighted-average Exercise Price of Outstanding Options, Warrants Weighted-average and Rights	Number of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders:			
1994 Long-term Incentive Plan	350,751	$22.21	0
2004 Long-term Incentive Plan	2,602,055	$21.26	1,374,520
Total	2,952,806	$21.37	1,374,520

[1] The number of securities includes unvested restricted stock issued of 192,083.

On July 22, 2009, the Company announced an authorization to repurchase up to 1,000,000 of its outstanding shares in open market transactions or privately negotiated transactions in accordance with securities laws and regulations through December 31, 2011. The program was extended through December 31, 2012 and increased to 1,500,000 shares. Any repurchased shares will be used for general corporate purposes, including those related to stock plan activities. The timing and extent of repurchases will depend on market conditions and other corporate considerations as determined at the Company's discretion. There were no treasury stock purchases in 2012 or 2011. At its December 2012 meeting, the Board approved a new stock repurchase program authorizing the repurchase, at the discretion of senior management, of up to 2,000,000 shares of the company's common stock, in accordance with securities laws and regulations, during a twelve-month period starting January 1, 2013.

Item 6. Selected Financial Data

The following table sets forth selected consolidated historical financial data of the Company as of and for each of the years in the five-year period ended December 31, 2012. The historical information set forth under the captions "Income Statement Data" and "Balance Sheet Data" is derived from the audited financial statements while the information under the captions "Capital and Related Ratios", "Selected Performance Ratios" and "Asset Quality Ratios" for all periods is unaudited. All financial information in this table should be read in conjunction with the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the Consolidated Financial Statements and the related notes thereto included elsewhere in this Annual Report on Form 10-K.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

(In thousands except per share data and ratios)	Years Ended December 31, 2012	2011	2010	2009	2008
Income Statement Data:					
Loan interest income	$192,710	$192,981	$178,703	$185,119	$186,833
Investment interest income	88,690	77,988	69,578	63,663	64,026
Interest expense	50,976	61,556	66,597	83,282	102,352
Net interest income	230,424	209,413	181,684	165,500	148,507
Provision for loan losses	9,108	4,736	7,205	9,790	6,730
Noninterest income	98,955	89,283	88,792	83,528	73,244
Gain (loss) on investment securities & early retirement of long-term borrowings	291	(61)	0	7	230
Acquisition expenses, litigation settlement, and contract termination charges	8,247	4,831	1,365	1,621	1,399
Other noninterest expenses	203,510	185,541	175,521	184,557	157,163
Income before income taxes	108,805	103,527	86,385	53,067	56,689
Net income	77,068	73,142	63,320	41,445	45,940
Diluted earnings per share [(1)]	1.93	2.01	1.89	1.26	1.49
Balance Sheet Data:					
Cash equivalents	$84,415	$203,082	$114,996	$257,812	$112,181
Investment securities	2,818,527	2,151,370	1,742,324	1,487,127	1,395,011
Loans, net of unearned discount	3,865,576	3,471,025	3,026,363	3,099,485	3,136,140
Allowance for loan losses	(42,888)	(42,213)	(42,510)	(41,910)	(39,575)
Intangible assets	387,134	360,564	311,714	317,671	328,624
Total assets	7,496,800	6,488,275	5,444,506	5,402,813	5,174,552
Deposits	5,628,039	4,795,245	3,934,045	3,924,486	3,700,812
Borrowings	830,134	830,329	830,484	856,778	862,533
Shareholders' equity	902,778	774,583	607,258	565,697	544,651
Capital and Related Ratios:					
Cash dividends declared per share	$1.06	$1.00	$0.94	$0.88	$0.86
Book value per share	22.78	20.94	18.23	17.25	16.69
Tangible book value per share [(2)]	13.72	11.85	9.49	8.09	6.62
Market capitalization (in millions)	1,084	1,028	925	633	796
Tier 1 leverage ratio	8.40%	8.38%	8.23%	7.39%	7.22%
Total risk-based capital to risk-adjusted assets	16.20%	15.51%	14.74%	13.03%	12.53%
Tangible equity to tangible assets [(2)]	7.62%	7.12%	6.14%	5.20%	4.74%
Dividend payout ratio	54.3%	49.3%	49.2%	69.5%	57.3%
Period end common shares outstanding	39,626	36,986	33,319	32,800	32,633
Diluted weighted-average shares outstanding	39,927	36,454	33,553	32,992	30,826
Selected Performance Ratios:					
Return on average assets	1.08%	1.18%	1.16%	0.78%	0.97%
Return on average equity	8.82%	10.36%	10.66%	7.46%	9.23%
Net interest margin	3.88%	4.07%	4.04%	3.80%	3.82%
Noninterest income/operating income (FTE)	28.6%	28.4%	31.1%	31.6%	31.0%
Efficiency ratio [(3)]	57.4%	57.6%	59.4%	65.5%	62.7%
Asset Quality Ratios:					
Allowance for loan losses/total loans	1.11%	1.22%	1.40%	1.35%	1.26%
Nonperforming loans/total loans	0.75%	0.85%	0.61%	0.61%	0.40%
Allowance for loan losses/nonperforming loans	148%	144%	230%	222%	312%
Net charge-offs/average loans	0.23%	0.15%	0.21%	0.24%	0.20%
Loan loss provision/net charge-offs	108%	94%	109%	131%	117%

(1) Earnings per share amounts have been restated to reflect the effects of ASC 260-10-65.

(2) The tangible book value per share and the tangible equity to tangible asset ratio excludes goodwill and identifiable intangible assets, adjusted for deferred tax liabilities generated from tax deductible goodwill. The ratio is not a financial measurement required by accounting principles generally accepted in the United States of America. However, management believes such information is useful to analyze the relative strength of the Company's capital position and is useful to investors in evaluating Company performance.

(3) Efficiency ratio provides a ratio of operating expenses to operating income. It excludes intangible amortization, goodwill impairment, acquisition expenses, litigation settlement and contract termination charges from expenses and gains and losses on investment securities & early retirement of long-term borrowings from income while adding a fully-taxable equivalent adjustment. The efficiency ratio is not a financial measurement required by accounting principles generally accepted in the United States of America. However, the efficiency ratio is used by management in its assessment of financial performance specifically as it relates to noninterest expense control. Management also believes such information is useful to investors in evaluating Company performance.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") primarily reviews the financial condition and results of operations of the Company for the past two years, although in some circumstances a period longer than two years is covered in order to comply with Securities and Exchange Commission disclosure requirements or to more fully explain long-term trends. The following discussion and analysis should be read in conjunction with the Selected Consolidated Financial Information on page 20 and the Company's Consolidated Financial Statements and related notes that appear on pages 50 through 89. All references in the discussion to the financial condition and results of operations are to the consolidated position and results of the Company and its subsidiaries taken as a whole.

Unless otherwise noted, all earnings per share ("EPS") figures disclosed in the MD&A refer to diluted EPS; interest income, net interest income and net interest margin are presented on a fully tax-equivalent ("FTE") basis. The term "this year" and equivalent terms refer to results in calendar year 2012, "last year" and equivalent terms refer to calendar year 2011, and all references to income statement results correspond to full-year activity unless otherwise noted.

This MD&A contains certain forward-looking statements with respect to the financial condition, results of operations and business of Community Bank System, Inc. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements are set herein under the caption "Forward-Looking Statements" on page 47.

Critical Accounting Policies

As a result of the complex and dynamic nature of the Company's business, management must exercise judgment in selecting and applying the most appropriate accounting policies for its various areas of operations. The policy decision process not only ensures compliance with the latest generally accepted accounting principles ("GAAP"), but also reflects management's discretion with regard to choosing the most suitable methodology for reporting the Company's financial performance. It is management's opinion that the accounting estimates covering certain aspects of the business have more significance than others due to the relative importance of those areas to overall performance, or the level of subjectivity in the selection process. These estimates affect the reported amounts of assets and liabilities and disclosures of revenues and expenses during the reporting period. Actual results could differ from these estimates. Management believes that the critical accounting estimates include:

- Acquired loans – Acquired loans are initially recorded at their acquisition date fair values. The carryover of allowance for loan losses is prohibited as any credit losses in the loans are included in the determination of the fair value of the loans at the acquisition date. Fair values for acquired loans are based on a discounted cash flow methodology that involves assumptions and judgments as to credit risk, prepayment risk, liquidity risk, default rates, loss severity, payment speeds, collateral values and discount rate. Subsequent to the acquisition of acquired impaired loans, GAAP requires the continued estimation of expected cash flows to be received. This estimation requires numerous assumptions, interpretations and judgments using internal and third-party credit quality information. Changes in expected cash flows could result in the recognition of impairment through provision for credit losses.

  For acquired loans that are not deemed impaired at acquisition, credit discounts representing the principal losses expected over the life of the loan are a component of the initial fair value. Subsequent to the purchase date, the methods utilized to estimate the required allowance for loan losses for the non-impaired acquired loans is similar to originated loans, however, the Company records a provision for loan losses only when the required allowance exceeds any remaining pooled discounts for loans evaluated collectively for impairment. For loans individually evaluated for impairment, a provision is recorded when the required allowance exceeds any remaining discount on the loan.

- Allowance for loan losses – The allowance for loan losses reflects management's best estimate of probable loan losses in the Company's loan portfolio. Determination of the allowance for loan losses is inherently subjective. It requires significant estimates including the amounts and timing of expected future cash flows on impaired loans, appraisal values of underlying collateral for collateral dependent laons, and the amount of estimated losses on pools of homogeneous loans which is based on historical loss experience and consideration of current economic trends, all of which may be susceptible to significant change.

- Investment securities – Investment securities are classified as held-to-maturity, available-for-sale, or trading. The appropriate classification is based partially on the Company's ability to hold the securities to maturity and largely on management's intentions with respect to either holding or selling the securities. The classification of investment securities is significant since it directly impacts the accounting for unrealized gains and losses on securities. Unrealized gains and losses on available-for-sale securities are recorded in accumulated other comprehensive income or loss, as a separate component of shareholders' equity and do not affect earnings until realized. The fair values of investment securities are generally determined by reference to quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments, or a discounted cash flow model using market estimates of interest rates and volatility. Investment securities with significant declines in fair value are evaluated to determine whether they should be considered other-than-temporarily impaired. An unrealized loss is generally deemed to be other-than-temporary and a credit loss is deemed to exist if the present value of the expected future cash flows is less than the amortized cost basis of the debt security. The credit loss component of an other-than-temporary impairment write-down is recorded in earnings, while the remaining portion of the impairment loss is recognized in other comprehensive income (loss), provided the Company does not intend to sell the underlying debt security, and it is not more likely than not that the Company will be required to sell the debt security prior to recovery of the full value of its amortized cost basis.

- Retirement benefits - The Company provides defined benefit pension benefits to eligible employees and post-retirement health and life insurance benefits to certain eligible retirees. The Company also provides deferred compensation and supplemental executive retirement plans for selected current and former employees and officers. Expense under these plans is charged to current operations and consists of several components of net periodic benefit cost based on various actuarial assumptions regarding future experience under the plans, including, but not limited to, discount rate, rate of future compensation increases, mortality rates, future health care costs and the expected return on plan assets.

- Provision for income taxes – The Company is subject to examinations from various taxing authorities. Such examinations may result in challenges to the tax return treatment applied by the Company to specific transactions. Management believes that the assumptions and judgments used to record tax-related assets or liabilities have been appropriate. Should tax laws change or the taxing authorities determine that management's assumptions were inappropriate, an adjustment may be required which could have a material effect on the Company's results of operations.

- Intangible assets – As a result of acquisitions, the Company has acquired goodwill and identifiable intangible assets. Goodwill represents the cost of acquired companies in excess of the fair value of net assets at the acquisition date. Goodwill is evaluated at least annually, or when business conditions suggest impairment may have occurred and will be reduced to its carrying value through a charge to earnings if impairment exists. Core deposits and other identifiable intangible assets are amortized to expense over their estimated useful lives. The determination of whether or not impairment exists is based upon discounted cash flow modeling techniques that require management to make estimates regarding the amount and timing of expected future cash flows. It also requires them to select a discount rate that reflects the current return requirements of the market in relation to present risk-free interest rates, required equity market premiums and company-specific risk indicators, all of which are susceptible to change based on changes in economic and market conditions and other factors. Future events or changes in the estimates used to determine the carrying value of goodwill and identifiable intangible assets could have a material impact on the Company's results of operations.

A summary of the accounting policies used by management is disclosed in Note A, "Summary of Significant Accounting Policies", starting on page 55.

Executive Summary

The Company's business philosophy is to operate as a community bank with local decision-making, principally in non-metropolitan markets, providing a broad array of banking and financial services to retail, commercial and municipal customers.

The Company's core operating objectives are: (i) grow the branch network, primarily through a disciplined acquisition strategy, and certain selective de novo expansions, (ii) build profitable loan and deposit volume using both organic and acquisition strategies, (iii) increase the non-interest income component of total revenue through development of banking-related fee income, growth in existing financial services business units, and the acquisition of additional financial services and banking businesses, and (iv) utilize technology to deliver customer-responsive products and services and to improve efficiencies.

Significant factors management reviews to evaluate achievement of the Company's operating objectives and its operating results and financial condition include, but are not limited to: net income and earnings per share, return on assets and equity, net interest margins, noninterest income, operating expenses, asset quality, loan and deposit growth, capital management, performance of individual banking and financial services units, performance of specific product lines, liquidity and interest rate sensitivity, enhancements to customer products and services, technology advancements, market share changes, peer comparisons, and the performance of acquisition and integration activities.

On April 8, 2011 the Company acquired The Wilber Corporation, the parent company of Wilber National Bank, for $103 million in stock and cash, comprised of $20.4 million in cash and the issuance of 3.35 million additional shares of the Company's common stock. Based in Oneonta, New York, Wilber operated 22 branches in the Central, Greater Capital District and Catskills regions of Upstate New York. The acquisition added approximately $462 million of loans, $297 million of investment securities and $772 million of deposits.

On November 30, 2011, the Company, through its BPAS subsidiary, acquired certain assets and liabilities of CAI, a provider of actuarial, consulting and retirement plan administration services, with offices in New York City and Northern New Jersey. The transaction adds valuable service capacity and enhances distribution prospects in support of the Company's broader-based employee benefits business, including daily valuation plan and collective investment fund administration.

On July 20, 2012, Community Bank, N.A. (the" Bank"), the wholly-owned banking subsidiary of the Company, completed its acquisition of 16 retail branches in central, northern and western New York from HSBC Bank USA, N.A. ("HSBC"), acquiring approximately $106 million in loans and $697 million of deposits. The assumed deposits consist primarily of core deposits (checking, savings and money market accounts) and the purchased loans consist of in-market performing loans primarily residential real estate loans. Under the terms of the purchase agreement, the Bank paid First Niagara Bank, N.A. ("First Niagara") (who acquired HSBC's Upstate New York banking business and assigned its right to purchase the 16 branches to the Bank) a blended deposit premium of 3.4%, or approximately $24 million.

On September 7, 2012, the Bank completed its acquisition of three branches in central New York from First Niagara, acquiring approximately $54 million of loans and $101 million of deposits. The assumed deposits consist primarily of core deposits (checking, savings and money market accounts) and the purchased loans consist of in-market performing loans, primarily residential real estate loans. Under the terms of the purchase agreement, the Bank paid a blended deposit premium of 3.1%, or approximately $3 million.

In support of the HSBC and First Niagara branch acquisitions, the Company completed a public common stock offering in late January 2012 and raised $57.5 million through the issuance of 2.13 million shares. The net proceeds of the offering were approximately $54.9 million.

The Company reported net income for the year ended December 31, 2012 of $77.1 million or 5.4% above 2011's reported net income of $73.1 million. Earnings per share of $1.93 for the full year 2012 were $0.08 or 4.0%, below the prior year level. The increase in net income was due to higher revenue from both increased net interest income, as a result of earning asset growth, and higher non-interest income, partially offset by a 19-basis point decrease in net interest margin. Also offsetting higher income was a higher provision for loan losses and higher operating expenses. The 2012 results included $5.7 million or $0.10 per share of acquisition expenses related to the HSBC and First Niagara branch acquisitions and a $2.5 million or $0.05 per share litigation settlement charge as compared to $4.8 million or $0.09 per share of acquisition expenses related to the Company's merger with Wilber in early April 2011. The litigation settlement charge pertains to the settlement of a class action lawsuit related to the processing of retail debit card transactions and its impact on overdraft fees. Full year 2012 earnings per share were adversely impacted by the 2.13 million shares issued in January 2012 in support of the HSBC and First Niagara branch acquisitions that closed in the third quarter of this year.

Asset quality remained favorable in 2012, with lower year-end non-performing loan ratios and loan delinquency ratios as compared to 2011. Net loan charge-off and the provision for loan loss ratios increased, but remained superior to peer company averages. The Company experienced year-over-year growth in interest-earning assets, reflective of strong organic loan growth and the HSBC and First Niagara branch acquisitions, completed in the third quarter of 2012. Average deposits increased in 2012 as compared to 2011, reflective of the HSBC and First Niagara branch acquisitions and organic growth in core deposits, offset by a reduction in time deposit balances. Average external borrowings increased from 2011 reflective of the Company's strategy of pre-investing a portion of the liquidity obtained from the HSBC and First Niagara branch acquisitions prior to their closings.

Net Income and Profitability

Net income for 2012 was $77.1 million, an increase of $3.9 million, or 5.4%, from 2011's earnings of $73.1 million. Earnings per share for 2012 were $1.93, down 4.0% from 2011's earnings per share of $2.01. The 2012 results included $5.7 million, or $0.10 per share, of acquisition expenses related principally to the Company's acquisition of the HSBC and First Niagara branch acquisitions, which were completed in the third quarter of 2012, as well as a $2.5 million or $0.05 per share litigation settlement charge. The 2011 results included $4.8 million, or $0.09 per share of acquisition expenses, principally related to the Wilber acquisition which was completed in the second quarter of 2011. Fully diluted shares outstanding increased 9.5% in 2012 over 2011, due principally to the full-year impact of the Wilber acquisition completed in early 2011 and the additional shares issued in early 2012 in support of the HSBC and First Niagara branch acquisitions.

Net income for 2011 was $73.1 million, up $9.8 million or 16% from 2010's earnings of $63.3 million. Earnings per share for 2011 were $2.01, up 6.3% from 2010's earnings per share. The 2011 results included $4.8 million, or $0.09 per share of acquisition expenses principally related to the Wilber acquisition. The 2010 results included $1.4 million or $0.03 per share of acquisition expenses, associated with the Wilber acquisition and a contract termination charge related to the core banking system conversion.

Table 1: Condensed Income Statements

	Years Ended December 31,				
(000's omitted, except per share data)	2012	2011	2010	2009	2008
Net interest income	$230,424	$209,413	$181,684	$165,500	$148,507
Loan loss provision	9,108	4,736	7,205	9,790	6,730
Noninterest income	99,246	89,222	88,792	83,535	73,474
Acquisition expenses, litigation settlement, and contract termination charges	8,247	4,831	1,365	1,621	1,399
Other noninterest expenses	203,510	185,541	175,521	184,557	157,163
Income before taxes	108,805	103,527	86,385	53,067	56,689
Income taxes	31,737	30,385	23,065	11,622	10,749
Net income	$77,068	$73,142	$63,320	$41,445	$45,940
Diluted earnings per share	$1.93	$2.01	$1.89	$1.26	$1.49

The primary factors explaining 2012 earnings performance are discussed in detail in the remaining sections of this document and are summarized as follows:

- As shown in Table 1 above, net interest income increased $21.0 million, or 10.0%, due to a $848.9 million increase in average earning assets partially offset by a 19-basis point decrease in the net interest margin. Average loans grew $272.7 million due to the HSBC and First Niagara branch acquisitions and strong growth in the consumer mortgage portfolio, aided by long-term interest rates remaining low, and growth in the indirect consumer installment portfolio. The average book value of investments, including cash equivalents, increased $576.2 million or 27% in 2012 due to the net liquidity acquired from the HSBC and First Niagara branch acquisitions and organic deposit growth. Average interest-bearing deposits increased $490.7 million or 13% due to the HSBC and First Niagara branch acquisitions and organic growth. Average borrowings increased $114.4 million or 14% as compared to the prior year, as the Company pre-invested during the first half of the year a portion of the pending net liquidity received from the branch acquisitions in the third quarter.

- The loan loss provision of $9.1 million increased $4.4 million or 92%, from the prior year level and included $0.5 million for certain loans acquired in the HSBC and First Niagara branch acquisitions where the fair value exceeded the estimated net recoverable value. Net charge-offs of $8.4 million increased by $3.4 million from 2011, increasing the net charge-off ratio (net charge-offs / total average loans) eight basis points to 0.23% for the year. Nonperforming loans as a percentage of total loans and nonperforming assets as a percentage of loans and other real estate owned, decreased ten basis points and 5 basis points, respectively, in the fourth quarter as compared to the fourth quarter of the prior year and remain well below averages for the Company's peers. Additional information on trends and policy related to asset quality is provided in the asset quality section on pages 37 through 41.

- Noninterest income for 2012 of $99.2 million increased by $10.0 million, or 11%, from 2011's level due to growth in financial services revenue and fees from banking services, primarily as the result of the Wilber, CAI, HSBC and First Niagara acquisitions. Fees from banking services were $4.0 million or 8.9%, higher primarily due to higher debit card related revenue and the banking acquisitions completed over the last two years. Partially offsetting this growth was a $0.9 million decrease in mortgage banking revenue. Financial services revenue was up $6.5 million, or 15%, due to the CAI acquisition and solid organic growth in almost all lines of business.

- Total noninterest expenses, including acquisition expenses, litigation settlement, and contract termination charges increased $21.4 million, or 11.2%, in 2012 to $211.8 million, primarily due to the additional operating costs associated with the HSBC, First Niagara, Wilber and CAI acquisitions, partially offset by lower FDIC insurance. Excluding acquisition, expenses, litigation settlement, and contract termination charges, other noninterest expenses increased $18.0 million or 9.7%.

- The Company's combined effective federal and state income tax rate decreased slightly in 2012 to 29.2% as compared to 29.4% in 2011, reflective of similar levels of proportional income from both fully taxable and non-taxable sources.

Selected Profitability and Other Measures

Return on average assets, return on average equity, dividend payout and equity to asset ratios for the years indicated are as follows:

Table 2: Selected Ratios

	2012	2011	2010
Return on average assets	1.08%	1.18%	1.16%
Return on average equity	8.82%	10.36%	10.66%
Dividend payout ratio	54.3%	49.3%	49.2%
Average equity to average assets	12.22%	11.42%	10.89%

As displayed in Table 2 above, both the return on average assets and the return on average equity decreased in 2012 as compared to 2011 and 2010. The decrease in comparison to both years was a result of net income growing at a slower pace than average assets and average equity, both of which grew significantly as a result of acquisitions, capital raised to support the transactions, organic growth, higher retained earnings and a significant increase in the unrealized gains on available-for-sale investment securities. The corresponding net income was negatively impacted by a declining net interest margin and non-recurring costs associated with the acquisitions and the litigation settlement charge in 2012. The increase in return on average assets in 2011 as compared to 2010 was a result of net income growing at a faster pace than average assets due to increasing net interest margins, non-interest income growth, lower provision for loan losses and operating expense containment. The return on equity decline in 2011 despite strong earnings growth was due to the equity issued in conjunction with the Wilber acquisition, build up of capital through earnings retention and an increase in the equity components of the investment market value adjustment due mostly to a decrease in intermediate and to long-term interest rates.

The five percentage point increase in the dividend payout ratio in 2012 as compared to 2011 was the result of a 16% increase in dividends declared while net income increased at a slower 5.4% pace. The increase in the dividends declared was a result of a 6.0% increase in the dividends declared per share as well as the additional 2.1 million shares issued in conjunction with the public stock offering in January 2012 and the 3.4 million shares issued in conjunction with the Wilber acquisition in the second quarter of 2011. The dividend payout ratio for 2011 increased slightly from 2010 as dividends declared increased 15.7% primarily as a result of a 6.4% increase in the dividends declared per share as well as the additional 3.4 million shares issued in conjunction with the Wilber acquisition in the second quarter of 2011, while net income increased a slightly smaller 15.5% from 2010.

Net Interest Income

Net interest income is the amount that interest and fees on earning assets (loans and investments) exceeds the cost of funds, which consists primarily of interest paid to the Company's depositors and interest on external borrowings. Net interest margin is the difference between the gross yield on earning assets and the cost of interest-bearing funds as a percentage of earning assets.

As disclosed in Table 3, net interest income (with nontaxable income converted to a fully tax-equivalent basis) totaled $247.3 million in 2012, up $22.2 million, or 9.9%, from the prior year. An $848.9 million increase in average interest-earning assets more than offset a $605.1 million increase in average interest-bearing liabilities and a 19-basis point decrease in the net interest margin. As reflected in Table 4, the volume changes increased net interest income by approximately $33.3 million, while the lower net interest margin had an $11.1 million unfavorable impact.

The net interest margin decreased 19 basis points from 4.07% in 2011 to 3.88% in 2012. This decrease was attributable a 51-basis point decrease in the earning-asset yields having a great impact than a 37-basis point decrease in the cost of interest-bearing liabilities. The yield on loans decreased 44 basis points in 2012 to 5.34% in 2012 from 5.78% in 2011, due to new volume coming on at lower yields in the current low-rate environment than the loans maturing or being prepaid, as well as variable and adjustable rate loans repricing downward. The yield on investments, including cash equivalents, decreased from 4.27% in 2011 to 3.80% in 2012, largely a result of the purchase of $899 million of U.S. Treasury, obligations of state and political subdivisions and other securities with an average yield of 2.7%. The cost of funding, including the impact of non-interest checking deposits, decreased 31 basis points during 2012 to 0.83% as compared to 1.14% for 2011. The decreased cost of funds was reflective of disciplined deposit pricing, whereby interest rates on essentially all deposit account categories were lowered throughout 2011 and 2012 in response to market conditions. Additionally, the proportion of customer deposits in higher cost time deposits declined 5.3 percentage points2012, while the percentage of deposits in non-interest bearing and lower cost checking accounts correspondingly increased.

The net interest margin in 2011 was 4.07%, compared to 4.04% in 2010. This three-basis point increase was primarily attributable to a 29-basis point decrease in interest-bearing liability yields having a greater impact than a 22-basis point decrease in earning-asset yields. The decreased cost of funds was reflective of disciplined deposit pricing, whereby interest rates on selected categories of deposit accounts were lowered throughout 2010 and 2011 in response to market conditions. The yield on loans decreased five basis points in 2011, mostly as a result of the low interest rate environment. The yield on investments, including cash equivalents, decreased from 4.70% in 2010 to 4.27% in 2011, with some of the yield decline being mitigated by the effective deployment of cash into higher yielding securities during 2011.

As shown in Table 3, total interest income increased by $11.7 million, or 4.1% in 2012 in comparison to 2011. Table 4 indicates that higher average earning assets created $41.4 million of incremental interest income, offset by lower yields with a negative impact of $29.7 million. Average loans increased a total of $272.7 million in 2012, primarily as result of strong organic growth in the consumer mortgage and consumer indirect portfolios, as well as loans added in the HSBC and First Niagara branch acquisitions. Loan interest income and fees decreased slightly in 2012 as compared to 2011, attributable to the 44-basis point decrease in loan yields, partially offset by higher average loan balances. On an FTE basis, investment interest income, including cash equivalents of $104.5 million in 2012 was $11.8 million or 12.7% higher than the prior year as a result of a larger portfolio, partially offset by a 47-basis point decrease in the investment yield. Average investments, including cash equivalents, for 2012 were $576.2 million higher than 2011, reflective of the deployment of excess funding supplied by the HSBC and First Niagara branch acquisitions and organic deposit growth.

Total interest income increased by $23.2 million, or 8.8%, in 2011 from 2010's level. Table 4 indicates that higher average earning assets contributed a positive $34.4 million variance, offset by lower yields with a negative impact of $11.2 million. Average loans increased a total of $280.3 million in 2011, primarily as result of the Wilber acquisition and organic growth in the consumer mortgage and consumer indirect portfolios. Loan interest income and fees increased $14.7 million in 2011 as compared to 2010, attributable to the higher average loan balances, partially offset by a five-basis point decrease in loan yields. Investment interest income, including cash equivalents, on an FTE basis of $92.7 million in 2011 was $8.4 million or 10.0% higher than the prior year as a result of a larger portfolio, partially offset by a 43-basis point decrease in the investment yield. Average investments, including cash equivalents, for 2011 were $376.1 million higher than 2010, reflective of the acquired Wilber portfolio and deployment of excess funding supplied by organic deposit growth.

Total average funding (deposits and borrowings) in 2012 increased $769.4 million or 14%. Deposits increased $655.1 million, of which approximately $345 million was attributable to the HSBC and First Niagara branch acquisitions, $209 million was attributable to the Wilber acquisition and the remaining $101 million was attributable to organic deposit growth. Consistent with the Company's funding mix objective and customers unwillingness to commit to less liquid instruments in the low rate environment, average core deposit balances increased $693.8 million, while time deposits declined $38.7 million year-over-year. Average external borrowings increased $114.4 million in 2012 as compared to the prior year as the Company pre-invested (and borrowed) during the first half of the year a portion of the liquidity ultimately received from the branch acquisitions in the third quarter. In 2011 total average funding increased $607.4 million or 12.7%. Deposits increased $613.6 million, $559.7 million attributable to the Wilber acquisition and $53.9 million due to organic growth. Consistent with the Company's funding mix objective, average core deposit balances increased $207.1 million, while time deposits were managed downward $153.2 million over the year. Average external borrowings decreased $6.2 million in 2011 as compared to the prior year.

Total interest expense decreased by $10.6 million to $51.0 million in 2012. As shown in Table 4, lower interest rates on deposits and external borrowings resulted in $18.0 million of this decrease, while higher deposit and external borrowing balances accounted for an increase of $7.4 million in interest expense. Interest expense as a percentage of earning assets decreased by 31 basis points to 0.80%. The rate on interest-bearing deposits decreased 27 basis points to 0.43%, due to reductions of rates in all interest-bearing categories throughout 2012 and the previously discussed decline of higher rate time deposit balances. The rate on external borrowings decreased 79 basis points to 3.46% in 2012 primarily due to the maturing of the interest rate swap in December 2011, which converted the variable rate trust preferred securities (with an interest rate of 2.20% at December 31, 2011) into a fixed rate obligation at 6.43% for a term of five years, and the utilization of low-rate overnight borrowings to fund acquisition-related investment activity. Total interest expense decreased by $5.0 million to $61.6 million in 2011 as compared to 2010. Lower interest rates on interest-bearing liabilities accounted for $12.8 million of this decrease, while the higher interest-bearing liability balances accounted for an increase of $7.7 million in interest expense. In 2011, the rate on interest-bearing deposits decreased 25 basis points to 0.70% and the rate on external borrowings decreased four basis points to 4.25%.

The following table sets forth information related to average interest-earning assets and interest-bearing liabilities and their associated yields and rates for the years ended December 31, 2012, 2011 and 2010. Interest income and yields are on a fully tax-equivalent basis using marginal income tax rates of 38.8% in 2012 and 2011 and 38.5% in 2010. Average balances are computed by totaling the daily ending balances in a period and dividing by the number of days in that period. Loan yields and amounts earned include loan fees. Average loan balances include nonaccrual loans and loans held for sale.

Table 3: Average Balance Sheet

(000's omitted except yields and rates)	Year Ended December 31, 2012			Year Ended December 31, 2011			Year Ended December 31, 2010		
	Average Balance	Interest	Avg. Yield/Rate Paid	Average Balance	Interest	Avg. Yield/Rate Paid	Average Balance	Interest	Avg. Yield/Rate Paid
Interest-earning assets:									
Cash equivalents	$126,714	$330	0.26%	$202,885	$503	0.25%	$101,507	$255	0.25%
Taxable investment securities [1]	1,939,998	66,857	3.45%	1,398,437	56,982	4.07%	1,154,780	48,388	4.19%
Nontaxable investment securities [1]	679,119	37,278	5.49%	568,295	35,207	6.20%	537,216	35,624	6.63%
Loans (net of unearned discount)[2]	3,628,006	193,841	5.34%	3,355,286	193,951	5.78%	3,075,030	179,215	5.83%
Total interest-earning assets	6,373,837	298,306	4.68%	5,524,903	286,643	5.19%	4,868,533	263,482	5.41%
Noninterest-earning assets	780,497			659,267			590,464		
Total assets	$7,154,334			$6,184,170			$5,458,997		
Interest-bearing liabilities:									
Interest checking, savings and money market deposits	$3,169,651	6,895	0.22%	$2,640,239	10,103	0.38%	$2,193,512	11,399	0.52%
Time deposits	1,062,307	11,267	1.06%	1,101,013	16,053	1.46%	1,030,995	19,160	1.86%
Borrowings	947,454	32,814	3.46%	833,075	35,400	4.25%	839,314	36,038	4.29%
Total interest-bearing liabilities	5,179,412	50,976	0.98%	4,574,327	61,556	1.35%	4,063,821	66,597	1.64%
Noninterest-bearing liabilities:									
Noninterest checking deposits	989,631			825,277			728,408		
Other liabilities	111,051			78,221			72,520		
Shareholders' equity	874,240			706,345			594,248		
Total liabilities and shareholders' equity	$7,154,334			$6,184,170			$5,458,997		
Net interest earnings		$247,330			$225,087			$196,885	
Net interest spread			3.70%			3.84%			3.77%
Net interest margin on interest-earning assets			3.88%			4.07%			4.04%
Fully tax-equivalent adjustment		$16,906			$15,674			$15,201	

[1] Averages for investment securities are based on historical cost and the yields do not give effect to changes in fair value that is reflected as a component of shareholders' equity and deferred taxes.
[2] Includes nonaccrual loans. The impact of interest and fees not recognized on nonaccrual loans was immaterial.

As discussed above, the change in net interest income (fully tax-equivalent basis) may be analyzed by segregating the volume and rate components of the changes in interest income and interest expense for each underlying category.

Table 4: Rate/Volume

	2012 Compared to 2011			2011 Compared to 2010		
	Increase (Decrease) Due to Change in [1]			Increase (Decrease) Due to Change in [1]		
(000's omitted)	Volume	Rate	Net Change	Volume	Rate	Net Change
Interest earned on:						
Cash equivalents	($198)	$25	($173)	$252	($4)	$248
Taxable investment securities	19,633	(9,758)	9,875	9,961	(1,367)	8,594
Nontaxable investment securities	6,372	(4,301)	2,071	1,998	(2,415)	(417)
Loans (net of unearned discount)	15,146	(15,256)	(110)	16,211	(1,475)	14,736
Total interest-earning assets [2]	41,411	(29,748)	11,663	34,399	(11,238)	23,161
Interest paid on:						
Interest checking, savings and money market deposits	1,749	(4,957)	(3,208)	2,054	(3,350)	(1,296)
Time deposits	(546)	(4,240)	(4,786)	1,234	(4,341)	(3,107)
Borrowings	4,477	(7,063)	(2,586)	(267)	(371)	(638)
Total interest-bearing liabilities [2]	7,421	(18,001)	(10,580)	7,749	(12,790)	(5,041)
Net interest earnings [2]	33,331	(11,088)	22,243	26,732	1,470	28,202

[1] The change in interest due to both rate and volume has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of change in each.

[2] Changes due to volume and rate are computed from the respective changes in average balances and rates of the totals; they are not a summation of the changes of the components.

Noninterest Income

The Company's sources of noninterest income are of three primary types: 1) general banking services related to loans, deposits and other core customer activities typically provided through the branch network and electronic banking channels (performed by CBNA and First Liberty Bank and Trust); 2) employee benefit trust, administration, actuarial and consulting services (performed by BPAS); and 3) wealth management services, comprised of trust services (performed by the personal trust units within CBNA), investment and insurance products and services (performed by CISI and CBNA Insurance), and asset management (performed by Nottingham). Additionally, the Company has periodic transactions, most often net gains (losses) from the sale of investment securities and prepayment of debt instruments.

Table 5: Noninterest Income

	Years Ended December 31,		
(000's omitted except ratios)	2012	2011	2010
Benefit trust, administration, consulting and actuarial fees	$35,946	$31,601	$29,616
Deposit service charges and fees	26,840	25,658	29,485
Electronic banking	17,025	14,784	11,646
Wealth management services	12,876	10,697	9,833
Other banking revenues	5,425	4,808	4,514
Mortgage banking	843	1,735	3,698
Subtotal	98,955	89,283	88,792
Gain (loss) on investment securities & debt extinguishments, net	291	(61)	0
Total noninterest income	$99,246	$89,222	$88,792
Noninterest income/operating income (FTE basis) [1]	28.6%	28.4%	31.1%

[1] For purposes of this ratio noninterest income excludes gains on investment securities and debt extinguishments. Operating income is defined as net interest income on a fully-tax equivalent basis, plus noninterest income, excluding gains on investment securities and debt extinguishments.

As displayed in Table 5, noninterest income, excluding security gains and losses and debt extinguishments costs, of $99.0 million for 2012 increased by $9.7 million, comprised of growth in revenue from the Company's financial services businesses, primarily from the CAI Benefits acquisition completed in December 2011, increased debit card related income, incremental revenue produced by the acquired Wilber trust operations, higher banking fees due to the HSBC, First Niagara and Wilber acquisitions, partially offset by lower mortgage banking income. Total noninterest income, excluding security gains and losses and debt extinguishments costs, increased by 0.6% to $89.3 million in 2011 as compared to 2010, largely as a result of increased debit card related income, growth in revenue from the Company's financial services businesses and incremental revenue produced by the acquired Wilber trust operations, partially offset by lower banking fees due to reduced utilization of certain services by the Bank's customers, as well as lower mortgage banking income.

Noninterest income as a percent of operating income (FTE basis) was 28.6% in 2012, up 0.2 percentage points from the prior year and down 2.5 percentage points from 2010. The current year increase was due to a 10.8% increase in noninterest income, primarily the result of the HSBC, First Niagara, Wilber and CAI acquisitions and strong growth in debit card related income while net interest income increased at a smaller rate of 9.9%, primarily due to the contracting net interest margin. The decrease from 2010 to 2011 was primarily driven by a 14.3% increase in net interest income, primarily the result of the Wilber acquisition, while noninterest income increased at a much smaller rate of 0.6% as discussed below.

The largest portion of the Company's recurring noninterest income is the wide variety of fees earned from general banking services, which was $49.3 million in 2012, up $4.0 million or 8.9% from the prior year. The addition of new deposit relationships from both acquired and organic growth, as well as solid growth in debit card-related revenue more than offset the continuing trend of lower utilization of overdraft protection programs. Effective July 1, 2010, modifications to Regulation E (a Federal Reserve Board Regulation) prohibited financial institutions from charging consumers fees for paying overdrafts on ATM and debit card transactions, unless the customer consents. The majority of the Company's customers have consented to protecting their accounts from electronic transaction rejection. Electronic banking revenue grew $2.2 million due in large part to a concerted effort to increase the penetration and utilization of consumer debit cards.

Fees from general banking services were $45.3 million in 2011, down $0.4 million or 0.9% from 2010. A large part of the decline was due to lower overdraft and deposit fees reflective of lower service utilization due to economic conditions and regulatory and policy changes. Partially offsetting these declines was $3.1 million of income growth from electronic banking fees due in large part to a concerted effort to increase the penetration and utilization of consumer debit cards.

In 2012, mortgage banking revenue declined $0.9 million from the income generated in 2011, which was down $2.0 million from 2010, reflective of the decision to hold a majority of secondary market eligible mortgages in portfolio since the second half of 2011. Residential mortgage banking income consists of realized gains or losses from the sale of residential mortgage loans and the origination of mortgage loan servicing rights, unrealized gains and losses on residential mortgage loans held for sale and related commitments, mortgage loan servicing fees and other mortgage loan-related fee income. Included in mortgage banking income is a net impairment charge of $0.1 million in 2011 for the fair value of the mortgage servicing rights due primarily to an increase in the expected prepayment speed of the Company's sold loan portfolio with servicing retained. Residential mortgage loans sold to investors in 2012 totaled $3.6 million. During 2011 and 2010 $43.1 million and $119.0 million of residential mortgage loans were sold, primarily to Fannie Mae. There were no residential mortgage loans held for sale at December 31, 2012. The continuation of the level of mortgage noninterest income produced in 2012 will be dependent on market conditions and the trend in long-term interest rates.

As disclosed in Table 5, noninterest income from financial services (including revenues from benefit trust, administration, consulting and actuarial fees and wealth management services) rose $6.5 million, or 15%, in 2012 to $48.8 million. Financial services revenue now comprises 49% of total noninterest income, excluding net gains (losses) on the sale of investment securities and debt extinguishments. BPAS generated revenue growth of $4.3 million, or 14%, for the 2012 year, primarily driven by the CAI Benefits acquisition completed in December 2011. BPAS offers their clients daily valuation, actuarial and employee benefit consulting services on a national basis from offices in New Jersey, New York, Pennsylvania and Texas. BPAS revenue of $31.6 million in 2011 was $2.0 million higher than 2010's results, driven by a combination of new client generation, expanded service offerings, increased asset-based revenue and one month of revenue from its CAI acquisition.

On November 30, 2011, BPAS acquired, in an all-cash transaction, certain assets and liabilities of CAI, a provider of actuarial, consulting and retirement plan administration services, with offices in New York City and Northern New Jersey. The transaction added valuable service capacity and enhanced distribution prospects in support of the Company's broader-based employee benefits business, including daily valuation plan and collective investment fund administration. While not immediately additive to earnings, the acquisition added approximately $4.2 million in revenue for the 2012 year in the strategically important metropolitan New York marketplace.

Wealth management services revenue increased $2.2 million or 20% in 2012. Personal trust revenues increased $1.0 million, in large part due to incremental revenue produced by the acquired Wilber trust operations. CISI revenues increased $0.8 million, Nottingham revenue increased $0.3 million and CBNA Insurance revenue increased $0.1 million. The improved revenue generation of the wealth management services was reflective of the Wilber acquisition and solid organic growth in trust, and asset management services and investment product sales. Organic performance benefited from favorable market conditions and the generation of new client relationships. Wealth management services revenue in 2011 increased $0.9 million or 8.9% as compared to 2010. Personal trust revenues increased $1.6 million, principally due to incremental revenue produced by the acquired Wilber trust operations. Nottingham revenue increased $0.2 million and CBNA Insurance revenue increased $0.3 million. These increases were partially offset by $1.2 million decrease in revenue at CISI due to lower production levels for broker advisory services.

Assets under management and administration at the Company's financial services businesses increased $0.3 billion to $8.0 billion at year-end 2012 from $7.7 billion at year-end 2011, primarily as a result of the HSBC and First Niagara branch acquisitions and the addition of new client assets. Assets under management and administration increased $0.5 billion for the wealth management businesses and declined $0.2 billion at BPA in 2012. Assets under management and administration increased $1.0 billion during 2011 from $6.7 billion at year-end 2010. The increase was due to market-driven gains in equity-based assets and the addition of new client assets. BPA, in particular, was successful at growing assets in its customer base, as demonstrated by the approximately $0.5 billion increase in its assets under administration during 2011. Additionally, the acquired Wilber trust operation added $0.4 billion of assets under management in the second quarter of 2011.

Noninterest Expenses

As shown in Table 6, operating expenses increased $21.4 million, or 11.2%, in 2012 to $211.8 million and include non-recurring acquisition expenses and a litigation settlement charge as well as incremental operating expenses from the HSBC, First Niagara and CAI acquisitions. Operating expenses in 2011 were $13.5 million or 7.6% higher than 2010 primarily due primarily due to the acquisition of Wilber in April 2011, partially offset by lower FDIC premiums and lower amortization of intangibles. Operating expenses for 2012 as a percent of average assets were 2.78%, down 15 basis points from 2.93% in 2011 and 33 basis points lower than the 3.11% in 2010. The improvement in this ratio was due to effective management of operating expenses combined with the increase in average assets resulting from the HSBC, First Niagara and Wilber acquisitions. This ratio was down 18 basis points in 2011 as compared to 2010 as a result of a slower rate of increase of operating expenses in comparison to higher average assets as the Company gained operating leverage from its acquisitions.

The efficiency ratio, a performance measurement tool widely used by banks, is defined by the Company as operating expenses (excluding acquisition expenses, contract termination charges, litigation settlement charge and intangible amortization) divided by operating income (fully tax-equivalent net interest income plus noninterest income, excluding net securities and debt gains and losses). Lower ratios are often correlated to higher operating efficiency. The efficiency ratio for 2012 was 0.2 percentage points lower than the 57.6% ratio for 2011 due to a 9.8% increase in operating expenses, as defined above, being smaller than the 10.2% increase in operating income. The increase in operating income was comprised of a 9.9% increase in net interest income and a 10.8% increase in noninterest income. In 2011 the efficiency ratio declined 1.8 percentage points as the 6.8% increase in operating expenses, as defined above, grew at a slower pace than the increase in income comprised of a 14.3% increase in net interest income and a 0.6% increase in noninterest income (excluding net securities gains and debt extinguishments costs).

Table 6: Noninterest Expenses

(000's omitted)	2012	2011	2010
	Years Ended December 31,		
Salaries and employee benefits	$112,034	$102,278	$91,399
Occupancy and equipment	25,799	24,502	22,933
Data processing and communications	23,696	20,525	20,720
Amortization of intangible assets	4,607	4,381	5,957
Legal and professional fees	7,950	5,889	5,532
Office supplies and postage	5,742	5,246	5,469
Business development and marketing	5,919	5,931	5,237
FDIC insurance premiums	3,804	3,920	5,838
Acquisition expenses, litigation settlement and contract termination charges	8,247	4,831	1,365
Other	13,959	12,869	12,436
Total noninterest expenses	$211,757	$190,372	$176,886
Operating expenses[1] /average assets	2.78%	2.93%	3.11%
Efficiency ratio	57.4%	57.6%	59.4%

[1]Operating expenses are total noninterest expenses excluding acquisition expenses, contract termination charges, litigation settlement charge and amortization of intangible assets

Salaries and employee benefits increased $9.8 million or 9.5% in 2012, primarily due to the addition of approximately 145 employees from the HSBC and First Niagara branch acquisitions, 200 employees as a result of the Wilber acquisition and 30 employees from the CAI acquisition, as well as the impact of annual merit increases, partially offset by lower incentive payments in 2012 based on the achievement of the Company's annual business objectives. Total salaries and employee benefits increased $10.9 million or 11.9% in 2011, primarily due to the Wilber acquisition and the impact of annual merit increases. Total full-time equivalent staff at the end of 2012 was 1,996 compared to 1,831 at December 31, 2011 and 1,624 at the end of 2010.

Medical expenses increased $0.6 million or 7.4% in 2012 due primarily to the additional employees added from the HSBC and First Niagara branch acquisitions in 2012 and a full year of expense from the employees added with the Wilber acquisition in 2011. Medical expenses increased $0.9 million in 2011, or 12.4%, due primarily to the additional employees added from the Wilber acquisition. This year's qualified and nonqualified retirement plan expense increased $0.5 million due to the additional employees added with the Wilber acquisition, and the decrease in the liability discount rate from 4.1% to 3.4%, partially offset by higher returns on plan assets. Qualified and nonqualified pension expense in 2011 was consistent with 2010. Qualified pension plan expense decreased approximately $0.2 million due primarily to higher returns on plan assets, partially offset by a lower discount rate. The 401(k) Plan expense for 2012 increased approximately $0.2 million from 2011 due to additional participants being added as a result of the HSBC, First Niagara and Wilber acquisitions. The 401(k) Plan expense increased $0.2 million in 2011 as compared to 2010 due to the additional participants as a result of the Wilber acquisition. The three assumptions that have the largest impact on the calculation of annual pension expense are the discount rate utilized, the rate applied to future compensation increases and the expected rate of return on plan assets. See Note K to the financial statements for further information about the pension plan.

Total non-personnel noninterest expenses, excluding one-time acquisition expenses, litigation settlement and contract termination charges increased $8.2 million, or 9.9%, in 2012. Excluding incremental direct expenses related to the retail branches acquired from HSBC, First Niagara and Wilber, non-personnel noninterest expenses as defined above increased $3.8 million or 4.6%. As displayed in Table 6, this was largely caused by higher data processing and communications (up $3.2 million in total and up $2.2 million excluding incremental acquired branch expenses), legal and professional fees (up $2.1 million in total and up $1.9 million excluding the incremental acquired branch expense), occupancy & equipment (up $1.3 million in total and down $0.8 million excluding incremental acquired branch expense), property and other writedowns (up $1.3 million in total and up $0.9 million excluding incremental acquired branch expense), office supplies and postage (up $0.5 million in total and up $0.4 million excluding the incremental acquired branch expense), and amortization of intangible assets (up $0.2 million due to acquisitions), partially offset by lower FDIC insurance premiums (down $0.1 million in total and down $0.4 million excluding incremental acquired branch expense). The higher data processing and communication cost is due to increased level of company-wide technology enhancements, expenses related to the higher level of residential mortgage originations and an increased level of electronic transactions. The increase in legal and professional fees includes costs related to the litigation settlement charge, additional compliance related activities and processing costs related to the higher level of residential mortgage originations in 2012.

The Company continually evaluates all aspects of its operating expense structure and is diligent about identifying opportunities to improve operating efficiencies. During the third quarter of 2012, the Company consolidated five of its branch offices. This realignment reduced market overlap and further strengthened its branch network, and reflects management's focus on achieving long-term performance improvements through proactive, strategic decision making.

The FDIC imposes an assessment against all depository institutions for deposit insurance based on the risk category of the institution and the institution's deposits. Effective in April 1, 2011, the FDIC changed the calculation of the assessment to be based upon a percentage of average consolidated Bank assets less average tangible capital as opposed to a percentage of average deposits which has been used in the past. The result for Company was a savings of approximately $0.4 million and $2.0 million for 2012 and 2011, respectively, in deposit insurance assessments.

Total non-personnel noninterest expenses, excluding one-time acquisition expenses and contract termination charges decreased $0.9 million or 1.0% in 2011 versus 2010. Excluding expenses related to the retail branches acquired from Wilber, non-personnel noninterest expenses as defined above declined $6.2 million or 7.3%. As displayed in Table 6, this was largely caused by lower FDIC insurance premiums (down $1.9 million in total and down $2.3 million excluding acquired Wilber branches), amortization of intangible assets (down $1.6 million in total and down $2.2 million excluding acquired Wilber branches), data processing and communications (down $0.2 million in total and down $1.1 million excluding acquired Wilber branches), occupancy & equipment (up $1.6 million in total and down $0.1 million excluding acquired Wilber branches), partially offset by higher business development and marketing costs (up $0.7 million in total and up $0.4 million excluding the acquired Wilber branches), higher legal and professional fees (up $0.4 million in total and up $0.2 million excluding the acquired Wilber branches). Amortization of intangibles decreased in 2011, a result of accelerated amortization methodologies employed and the core deposit intangible from a 2001 acquisition became fully amortized in 2010. The lower data processing and communications costs are a result of the conversion of the Company's core banking system in the second half of 2010.

Acquisition expenses, litigation settlement and contract termination charges totaled $8.2 million in 2012 up $3.4 million from the costs incurred for acquisition and contract termination charges in the prior year. Acquisition expenses for 2012 totaled $5.7 million and were associated with the acquisition of the HSBC and First Niagara branches. Additionally, 2012 included an accrual of $2.5 million pertaining to the settlement of a class action lawsuit related to the processing of retail debit card transactions and its impact on overdraft fees. The Company had considerable affirmative defenses to the claims, however, the settlement the Company was able to achieve was, in its judgment, a superior outcome for shareholders when measured against the cost and the staff resources required for litigation.

Acquisition expenses and contract termination charges totaled $4.8 million in 2011, primarily associated with the Wilber acquisition which closed in April 2011, up $3.5 million from the cost incurred for acquisition and contract termination charges in the prior year. Acquisition expenses and contract termination charges totaled $1.4 million in 2010 comprised of $0.9 million of acquisition expenses related to the Wilber acquisition and $0.5 million of contract termination fees related to the core banking system conversion in the third quarter of 2010.

Income Taxes

The Company estimates its income tax expense based on the amount it expects to owe the respective tax authorities, plus the impact of deferred tax items. Taxes are discussed in more detail in Note I of the Consolidated Financial Statements beginning on page 73. Accrued taxes represent the net estimated amount due or to be received from taxing authorities. In estimating accrued taxes, management assesses the relative merits and risks of the appropriate tax treatment of transactions taking into account statutory, judicial and regulatory guidance in the context of the Company's tax position. If the final resolution of taxes payable differs from its estimates due to regulatory determination or legislative or judicial actions, adjustments to tax expense may be required.

The effective tax rate for 2012 was 29.2% as compared to 29.3% in 2011, reflective of similar proportional levels of income from both fully taxable and non-taxable sources. The effective tax rate for 2011 increased 2.6 percentage points from the prior year to 29.3%, principally a result of a higher proportion of income being generated from fully taxable sources. The effective tax rate for 2010 was 26.7%, reflecting the higher level of income from fully taxable sources.

Capital

Shareholders' equity ended 2012 at $902.8 million, up $128.2 million, or 17%, from one year earlier. This increase reflects net income of $77.1 million, $54.9 million from common stock issuance, a $25.2 million increase in other comprehensive income, $9.2 million from the issuance of shares through employee stock plans, and $3.7 million from stock-based compensation. These increases were partially offset by common stock dividends declared of $41.9 million. The change in accumulated other comprehensive income was comprised of a $28.1 million increase in the market value adjustment ("MVA", represents the after-tax, unrealized change in value of available-for-sale securities in the Company's investment portfolio) and a $2.9 million charge based on the funded status of the Company's employee retirement plans. Excluding accumulated other comprehensive income in both 2012 and 2011, capital rose by $103.0 million, or 14%. Shares outstanding increased by 2.6 million during the year, comprised of 2.13 million shares added through a public common stock offering in January 2012 in support of the HSBC and First Niagara branch acquisition and 0.5 million added through employee stock plans.

Shareholders' equity ended 2011 at $774.6 million, up $167.3 million, or 28%, from one year earlier. This increase reflects $82.6 million from shares issued in conjunction with the Wilber acquisition, net income of $73.1 million, a $38.5 million increase in accumulated other comprehensive income, $5.6 million from the issuance of shares through employee stock plans and $3.5 million from stock-based compensation. These increases were partially offset by common stock dividends declared of $36.0 million. The change in other comprehensive income was comprised of a $47.1 million increase in the MVA, a $10.6 million charge based on the funded status of the Company's employee retirement plans and a $2.0 million increase in the fair value of interest rate swaps designated as a cash flow hedge. Excluding accumulated other comprehensive income in both 2011 and 2010, capital rose by $128.8 million, or 21%. Shares outstanding increased by 3.7 million during the year comprised of 3.35 million shares added through common stock issued from treasury shares in the Wilber acquisition in the second quarter and 0.3 million added through employee stock plans.

The Company's ratio of Tier 1 capital to assets (or tier 1 leverage ratio), the basic measure for which regulators have established a 5% minimum for an institution to be considered "well-capitalized," increased two basis points to end the year at 8.40%. This was the result of a 15.7% increase in Tier 1 capital primarily, from net income generation and the public stock offering in conjunction with the HSBC and First Niagara branch acquisitions, being greater than the 15.5% year-over-year increase in fourth quarter average net assets (excludes investment market value adjustment, intangible assets net of related deferred tax liabilities and disallowed mortgage service rights) due mostly to the HSBC and First Niagara branch acquisitions. The tangible equity to tangible assets ratio was 7.62% at the end of 2012 versus 7.12% one year earlier. The increase was due to common shareholders' equity growing at a greater pace than tangible assets and includes the positive impact of the $28 million increase in the equity component of the investment market value adjustment. The Company manages organic and acquired growth in a manner that enables it to continue to build upon its strong capital base and maintain the Company's ability to take advantage of future strategic growth opportunities.

Cash dividends declared on common stock in 2012 of $41.9 million represented an increase of 16.1% over the prior year. This growth was a result of the 2.13 million shares issued in January in support of the HSBC and First Niagara branch acquisitions and 0.5 million shares issued through employee stock programs. In addition, dividends per share of $1.06 for 2012 increased from $1.00 in 2011, a result of quarterly dividends per share being raised from $0.26 to $0.27 (a 3.8% increase) in the third quarter of 2012 and from $0.24 to $0.26 in the third quarter of 2011. The 2012 increase in quarterly dividends marked the twentieth consecutive year of dividend increases for the Company. The dividend payout ratio for this year was 54.3% compared to 49.3% in 2011, and 49.2% in 2010. The dividend payout ratio increased during 2012 because dividends increased 16.1% while net income increased at a slower rate of 5.4%. The payout ratio in 2011 was consistent with 2010 because dividends paid increased 15.7% while net income increased 15.5%.

Liquidity

Liquidity risk is a measure of the Company's ability to raise cash when needed at a reasonable cost and minimize any loss. The Bank maintains appropriate liquidity levels in both normal operating environments as well as stressed environments. The Company must be capable of meeting all obligations to its customers at any time and, therefore, the active management of its liquidity position remains an important management role. The Bank has appointed the Asset Liability Committee to manage liquidity risk using policy guidelines and limits on indicators of potential liquidity risk. The indicators are monitored using a scorecard with three risk level limits. These risk indicators measure core liquidity and funding needs, capital at risk and change in available funding sources. The risk indicators are monitored using such statistics as the core basic surplus ratio, unencumbered securities to average assets, free loan collateral to average assets, loans to deposits, deposits to total funding and borrowings to total funding ratios.

Given the uncertain nature of our customers' liquidity demands as well as the Company's desire to take advantage of earnings enhancement opportunities, the Company must have available adequate sources of on and off-balance sheet funds that can be acquired in time of need. Accordingly, in addition to the liquidity provided by balance sheet cash flows, liquidity must be supplemented with additional sources such as credit lines from correspondent banks, borrowings from the Federal Home Loan Bank of New York ("FHLB") and the Federal Reserve Bank of New York. Other funding alternatives may also be appropriate from time to time, including wholesale and retail repurchase agreements, large certificates of deposit and the brokered CD market. The primary source of non-deposit funds are FHLB advances, of which $728 million were outstanding at December 31, 2012.

The Bank's primary sources of liquidity are its liquid assets, as well as unencumbered securities that can be used to collateralize additional funding. At December 31, 2012, the Bank had $229 million of cash and cash equivalents of which $83 million are interest-earning deposits held at the Federal Reserve. The Bank also had $597 million in unused Federal Home Loan Bank borrowing capacity based on the Company's year-end collateral levels. Additionally, the Company has $1.6 billion of unencumbered securities that could be pledged at the Federal Home Loan Bank or Federal Reserve to obtain additional funding. There is $65 million available in unsecured lines of credit with other correspondent banks.

The Company's primary approach to measuring short-term liquidity is known as the Basic Surplus/Deficit model. It is used to calculate liquidity over two time periods: first, the amount of cash that could be made available within 30 days (calculated as liquid assets less short-term liabilities as a percentage of average assets); and second, a projection of subsequent cash availability over an additional 60 days. As of December 31, 2012, the ratios were 21.6% for 30-days and 21.8% for 90-days, excluding the Company's capacity to borrow additional funds from the Federal Home Loan Bank and other sources. There is a sufficient amount of liquidity available given the Company's internal policy requirement of 7.5%.

A sources and uses statement is used by the Company to measure intermediate liquidity risk over the next twelve months. As of December 31, 2012, there is more than enough liquidity available during the next year to cover projected cash outflows. In addition, stress tests on the cash flows are performed in various scenarios ranging from high probability events with a low impact on the liquidity position to low probability events with a high impact on the liquidity position. The results of the stress tests as of December 31, 2012 indicate the Bank has sufficient sources of funds for the next year in all stressed scenarios.

To measure longer-term liquidity, a baseline projection of loan and deposit growth for five years is made to reflect how liquidity levels could change over time. This five-year measure reflects ample liquidity for loan and other asset growth over the next five years.

Though remote, the possibility of a funding crisis exists at all financial institutions. Accordingly, management has addressed this issue by formulating a Liquidity Contingency Plan, which has been reviewed and approved by both the Company's Board of Directors and the Asset Liability Management Committee. The plan addresses the actions that the Company would take in response to both a short-term and long-term funding crisis.

A short-term funding crisis would most likely result from a shock to the financial system, either internal or external, which disrupts orderly short-term funding operations. Such a crisis should be temporary in nature and would not involve a change in credit ratings. A long-term funding crisis would most likely be the result of drastic credit deterioration at the Company. Management believes that both potential circumstances have been fully addressed through detailed action plans and the establishment of trigger points for monitoring such events.

Intangible Assets

The changes in intangible assets by reporting segment for the year ended December 31, 2012 are summarized as follows:

Table 7: Intangible Assets

(000's omitted)	Balance at December 31, 2011	Additions	Amortization	Impairment	Balance at December 31, 2012
Banking Segment					
Goodwill	$334,554	$24,653	$0	$0	$359,207
Core deposit intangibles	11,519	6,521	3,548	0	14,492
Total Banking Segment	346,073	31,174	3,548	0	373,699
Other Segment					
Goodwill	10,496	0	0	0	10,496
Other intangibles	3,995	3	1,059	0	2,939
Total Other Segment	14,491	3	1,059	0	13,435
Total	$360,564	$31,177	$4,607	$0	$387,134

Intangible assets at the end of 2012 totaled $387.1 million, an increase of $26.6 million from the prior year-end due to $31.2 million of additional intangible assets arising from the acquisitions of HSBC and First Niagara branches, offset by $4.6 million of amortization during the year. Intangible assets consist of goodwill and the value of core deposits and customer relationships that arise from acquisitions. Goodwill represents the excess cost of an acquisition over the fair value of the net assets acquired. Goodwill at December 31, 2012 totaled $369.7 million, comprised of $359.2 million related to banking acquisitions and $10.5 million arising from the acquisition of financial services businesses. Goodwill is subjected to periodic impairment analysis to determine whether the carrying value of the acquired net assets exceeds their fair value, which would necessitate a write-down of goodwill. The Company completed its goodwill impairment analyses during the first quarters of 2012 and 2011 and no adjustments were necessary for the banking or financial services businesses. The impairment analysis was based upon discounted cash flow modeling techniques that require management to make estimates regarding the amount and timing of expected future cash flows. It also requires the selection of a discount rate that reflects the current return requirements of the market in relation to present risk-free interest rates, required equity market premiums and company-specific performance and risk indicators. Management believes that there is a low probability of future impairment with regard to the goodwill associated with its whole-bank, branch and financial services businesses acquisitions.

Core deposit intangibles represent the value of non-time deposits acquired in excess of funding that could have been obtained in the capital markets. Core deposit intangibles are amortized on either an accelerated or straight-line basis over periods ranging from seven to twenty years. The recognition of customer relationship intangibles arose due to the acquisitions of the trust department of Wilber, CAI, ABG, HB&T, Harbridge and the CBNA Insurance Agency. These assets were determined based on a methodology that calculates the present value of the projected future net income derived from the acquired customer base. These assets are being amortized on an accelerated basis over periods ranging from seven to twelve years.

Loans

The Company's loans outstanding, by type, as of December 31 are as follows:

Table 8: Loans Outstanding

(000's omitted)	2012	2011	2010	2009	2008
Consumer mortgage	$1,448,415	$1,214,621	$1,057,332	$1,044,589	$1,078,545
Business lending	1,233,944	1,226,439	1,023,286	1,066,730	1,042,999
Consumer indirect	647,518	556,955	494,529	528,791	530,196
Consumer direct	171,474	149,170	146,575	139,757	149,089
Home equity	364,225	323,840	304,641	319,618	335,311
Gross loans	3,865,576	3,471,025	3,026,363	3,099,485	3,136,140
Allowance for loan losses	(42,888)	(42,213)	(42,510)	(41,910)	(39,575)
Loans, net of allowance for loan losses	$3,822,688	$3,428,812	$2,983,853	$3,057,575	$3,096,565
Daily average of total loans	$3,628,006	$3,355,286	$3,075,030	$3,104,808	$2,934,790

As disclosed in Table 8 above, gross loans outstanding of $3.9 billion as of year-end 2012 increased $394.6 million or 11.4% compared to December 31, 2011 as a result of the HSBC and First Niagara branch acquisitions in the third quarter of 2012, as well as strong organic growth in the consumer mortgage and consumer indirect and direct portfolios. Excluding loans acquired from HSBC and First Niagara, loans increased $234.4 million or 6.8%. The low interest rate environment and business development efforts contributed to strong organic consumer mortgage and consumer indirect lending activity during 2012. Excluding loans acquired from HSBC and First Niagara, the business lending and home equity portfolios declined as compared to year-end 2011. The home equity portfolio, excluding loans acquired from HSBC and First Niagara decreased due primarily to pay downs associated with the high level of mortgage refinancing being conducted in the low interest rate environment, as well as the continued deleveraging activities being undertaken by consumers in the current economic environment.

The compounded annual growth rate ("CAGR") for the Company's total loan portfolio between 2008 and 2012 was 5.4%, comprised of approximately 1.1% of organic growth, with the remainder coming from acquisitions. The greatest overall expansion occurred in the consumer mortgage segment, which grew at a 7.6% CAGR, driven by robust mortgage refinancing volumes over the last five years, as well as the acquisition of consumer-oriented banks and branches. The consumer indirect and direct segment grew at a compounded annual growth rate of 4.8% from 2008 to 2012. Consumer indirect and direct loans consist of personal loans originated both in the branch network and in automobile, marine and recreational vehicle dealerships. The business lending segment grew at a compounded annual growth rate of 4.3% driven by acquisitions during the five year period. The home equity lending segment grew at a compounded annual growth rate of 2.1% from 2008 to 2012, including the impact from acquisitions.

The weighting of the components of the Company's loan portfolio enables it to be highly diversified. Approximately 68% of loans outstanding at the end of 2012 were made to consumers borrowing on an installment, line of credit or residential mortgage loan basis. The business lending portfolio is also broadly diversified by industry type as demonstrated by the following distributions at year-end 2012: commercial real estate (29%), healthcare (11%), restaurant & lodging (10%), general services (8%), agriculture (7%), manufacturing (7%), retail trade (6%), construction (5%), wholesale trade (5%) and motor vehicle and parts dealers (4%). A variety of other industries with less than a 3% share of the total portfolio comprise the remaining 8%.

The consumer mortgage portion of the Company's loan portfolio is comprised of fixed (98%) and adjustable rate (2%) residential lending and includes no exposure to subprime, Alt-A or other higher-risk mortgage products. Consumer mortgages increased $233.8 million or 19% in 2012. Excluding mortgage loans acquired from HSBC and First Niagara, mortgage lending increased $189.0 million or 16%. During the year ended December 31, 2012, the Company originated and sold an additional $3.6 million of longer-term, fixed-rate residential mortgages. During the year ended December 31, 2011, the Company originated and sold $43.1 million of residential mortgages, principally to Fannie Mae. Beginning in the fourth quarter of 2011, the company chose to retain in portfolio the majority of mortgage production. Consumer mortgage volume has been strong over the last few years due to historically low long-term interest rates and comparatively stable real estate valuations in the Company's primary markets. The Company's solid performance during a tumultuous period in the overall industry is a reflection of the high quality profile of its portfolio and its ability to successfully meet customer needs at a time when some national mortgage lenders have restricted their lending activities in many of the Company's markets. Interest rates, expected duration, and the Company's overall interest rate sensitivity profile continue to be the most significant factors in determining whether the Company chooses to retain versus sell and service portions of its new mortgage generation.

The combined total of general-purpose business lending, including agricultural-related and dealer floor plans, as well as mortgages on commercial property, is characterized as the Company's business lending activity. The business lending portfolio increased $7.5 million or 0.6% in 2012. Excluding loans acquired from HSBC and First Niagara, business lending balances declined $26.6 million from one year ago. Generating growth in this segment has remained challenging primarily due to a prolonged soft economic environment and highly competitive conditions. In addition, the Company proactively managed payout of certain unprofitable loan relationships (principally acquired) during 2012. The Company maintains its commitment to generating growth in its business portfolio in a manner that adheres to its twin goals of maintaining strong asset quality and producing profitable margins. The Company has continued to invest in additional personnel, technology, and business development resources to further strengthen its capabilities in this important product category. During 2012 the small business lending platform was expanded to further develop efficiencies in the delivery of the loan product in this sector.

The following table shows the maturities and type of interest rates for business and construction loans as of December 31, 2012:

Table 9: Maturity Distribution of Business and Construction Loans [(1)]

(000's omitted)	Maturing in One Year or Less	Maturing After One but Within Five Years	Maturing After Five Years	Total
Commercial, financial and agricultural	$303,636	$496,485	$426,276	$1,226,397
Real estate – construction	26,238	0	0	26,238
Total	$329,874	$496,485	$426,276	$1,252,635
Fixed or predetermined interest rates	$97,705	$222,032	$132,969	$452,706
Floating or adjustable interest rates	232,169	274,453	293,307	799,929
Total	$329,874	$496,485	$426,276	$1,252,635

[(1)] Scheduled repayments are reported in the maturity category in which the payment is due.

Consumer installment loans, both those originated directly (such as personal installment loans and lines of credit), and indirectly (originated predominantly in automobile, marine and recreational vehicle dealerships), increased $112.9 million or 16% from one year ago. Excluding the impact of consumer installment loans acquired from HSBC and First Niagara, the consumer installment indirect lending portfolio had organic growth of $89.9 million or 16%, while the consumer installment direct lending portfolio increased $9.0 million or 6.0%. The volume of new and used vehicles sales to upper-tier credit profile customers in the Company's primary markets has improved in recent periods. The Company is focused on maintaining the solid profitability produced by its in-market and contiguous market indirect portfolio, while continuing to pursue its disciplined, long-term approach to expanding its dealer network. A by-product of the still historically low new vehicle sales rates has been an improvement in used car valuations, where the majority of the Company's installment lending is concentrated. Market trends predict moderate increases over the prior year levels and this will create opportunity for the Company to continue to produce solid indirect loan growth.

Home equity loans increased $40.4 million or 12.5% from one year ago. Excluding the home equity loans acquired from HSBC and First Niagara, the home equity portfolio decreased $26.8 million or 8.3% from one year ago, in part due to home equity loans being paid off or down as part of the high level of mortgage refinancing activity that occurred throughout 2011 and continued in 2012 in the low rate environment. In addition, home equity utilization has been adversely impacted by the heightened level of consumer deleveraging activity that is occurring in response to the continued longer-term slow growth economic conditions.

Asset Quality

The following table presents information concerning nonperforming assets as of December 31:

Table 10: Nonperforming Assets

(000's omitted)	2012	2011	2010	2009	2008
Nonaccrual loans					
Consumer mortgage	$11,286	$6,520	$4,737	$4,077	$3,500
Business lending	13,691	18,535	9,715	12,103	7,734
Consumer indirect	0	2	0	54	28
Consumer direct	8	0	0	368	436
Home equity	1,375	1,205	926	558	428
Total nonaccrual loans	26,360	26,262	15,378	17,160	12,126
Accruing loans 90+ days delinquent					
Consumer mortgage	1,818	2,171	2,308	891	392
Business lending	247	399	247	662	71
Consumer indirect	73	32	131	29	34
Consumer direct	71	95	96	33	45
Home equity	539	393	309	135	11
Total accruing loans 90+ days delinquent	2,748	3,090	3,091	1,750	553
Nonperforming loans					
Consumer mortgage	13,104	8,691	7,045	4,968	3,892
Business lending	13,938	18,934	9,962	12,765	7,805
Consumer indirect	73	34	131	83	62
Consumer direct	79	95	96	401	481
Home equity	1,914	1,598	1,235	693	439
Total nonperforming loans	29,108	29,352	18,469	18,910	12,679
Other real estate (OREO)	4,788	2,682	2,011	1,429	1,059
Total nonperforming assets	$33,896	$32,034	$20,480	$20,339	$13,738
Allowance for loan losses / total loans	1.11%	1.22%	1.40%	1.35%	1.26%
Allowance for legacy loan losses / total legacy loans (1)	1.21%	1.36%	1.40%	1.35%	1.26%
Allowance for loan losses / nonperforming loans	147%	144%	230%	222%	312%
Allowance for legacy loans / nonperforming legacy loans (1)	171%	197%	230%	222%	312%
Nonperforming loans / total loans	0.75%	0.85%	0.61%	0.61%	0.40%
Legacy nonperforming loans / legacy total loans	0.71%	0.69%	0.61%	0.61%	0.40%
Nonperforming assets / total loans and other real estate	0.88%	0.92%	0.68%	0.66%	0.44%
Delinquent loans (30 days old to nonaccruing) to total loans	1.92%	1.99%	1.91%	1.48%	1.43%
Loan loss provision to net charge-offs	108%	94%	109%	131%	117%
Legacy loan loss provision to net charge-offs (1)	116%	86%	109%	131%	117%

(1) Legacy loans exclude loans acquired after January 1, 2009. These ratios are included for comparative purposes to prior periods.

The Company places a loan on nonaccrual status when the loan becomes ninety days past due, or sooner if management concludes collection of interest is doubtful, except when, in the opinion of management, it is well-collateralized and in the process of collection. As shown in Table 10 above, nonperforming loans, defined as nonaccruing loans, accruing loans 90 days or more past due and restructured loans ended 2012 at $29.1 million, down approximately $0.2 million from one year earlier. The ratio of nonperforming loans to total loans decreased 10 basis points from the prior year. Excluding nonperforming acquired loans, the ratio of nonperforming loans to total loans was 0.71%, an increase of two basis points from the prior year. The ratio of nonperforming assets (which includes other real estate owned, or "OREO", in addition to nonperforming loans) to total loans plus OREO decreased to 0.88% at year-end 2012, down four basis points from one year earlier. The Company's success at keeping these ratios at favorable levels despite weak economic conditions was the result of continued focus on maintaining strict underwriting standards, early problem recognition, and effective collection and recovery efforts. At year-end 2012, the Company was managing 26 OREO properties with a value of $4.8 million, as compared to 28 OREO properties with a value of $2.7 million a year earlier. The 2012 OREO balance includes two large commercial properties totaling $2.5 million. Despite the increase in OREO balances, the current level still reflects the low level of foreclosure activity in the Company's markets and its specific portfolio in comparison to national markets.

Approximately 48% of the nonperforming loans at December 31, 2012 are related to the business lending portfolio, which is comprised of business loans broadly diversified by industry type. The decrease in nonperforming loans in the business lending portfolio is primarily related to two large relationships, one of which was foreclosed and currently is included in OREO. With the economic downturn, certain businesses' financial performance and position have deteriorated, and consequently the level of nonperforming loans remains higher than historical levels. Approximately 45% of nonperforming loans at December 31, 2012 are related to the consumer mortgage portfolio. Collateral values of residential properties within the Company's market area did not experience the significant declines in values that other parts of the country have encountered. However, the continued soft economic conditions and high unemployment levels have adversely impacted consumers and businesses alike and have resulted in higher nonperforming levels. The remaining seven percent of nonperforming loans relate to consumer installment and home equity loans. The allowance for loan losses to nonperforming loans ratio, a general measure of coverage adequacy, was 147% at the end of 2012 compared to 144% at year-end 2011 and 230% at December 31, 2010, reflective of the higher level of nonperforming loans. Excluding acquired loans, the ratio of allowance for legacy loans to nonperforming legacy loans was 171% at the end of 2012, compared to 197% at year-end 2011 and 230% at December 31, 2010.

Members of senior management, special asset officers, and lenders review all delinquent and nonaccrual loans and OREO regularly, in order to identify deteriorating situations, monitor known problem credits and discuss any needed changes to collection efforts, if warranted. Based on the group's consensus, a relationship may be assigned a special assets officer or other senior lending officer to review the loan, meet with the borrowers, assess the collateral and recommend an action plan. This plan could include foreclosure, restructuring the loans, issuing demand letters, or other actions. The Company's larger criticized credits are also reviewed on at least a quarterly basis by senior credit administration, special assets and commercial lending management to monitor their status and discuss relationship management plans. Commercial lending management reviews the entire criticized loan portfolio on a monthly basis.

Total delinquencies, defined as loans 30 days or more past due or in nonaccrual status, finished the current year at 1.92% of total loans outstanding, versus 1.99% at the end of 2011. As of year-end 2012, total delinquency ratios for commercial loans, consumer installment loans, real estate mortgages and home equity loans were 1.91%, 1.52%, 2.15% and 1.92%, respectively. These measures were 2.38%, 1.65%, 2.12% and 1.34%, respectively, as of December 31, 2011. Delinquency levels, particularly in the 30 to 89 days category, tend to be somewhat volatile due to their measurement at a point in time, and therefore management believes that it is useful to evaluate this ratio over a longer period. The average quarter-end delinquency ratio for total loans in 2012 was 1.80%, as compared to an average of 1.64% in 2011 and 1.61% in 2010, reflective of the underlying economic conditions and the typical delayed impact they have on loan performance characteristics.

Loans are considered modified in a troubled debt restructuring ("TDR") when, due to a borrower's financial difficulties, the Company makes a concession(s) to the borrower that it would not otherwise consider. These modifications primarily include, among others, an extension of the term of the loan or granting a period with reduced or no principal and/or interest payments that can be caught up with payments made over the remaining term of the loan or at maturity. Historically, the Company has had very few TDRs. During 2012, new regulatory guidance was issued by the OCC addressing the accounting of certain loans that have been discharged in Chapter 7 bankruptcy. In accordance with this new guidance, loans that have been discharged in Chapter 7 bankruptcy but not reaffirmed by the borrower are classified as TDRs, irrespective of payment history or delinquency status, even if the repayment terms for the loan have not been otherwise modified. The Company's lien position against the underlying collateral remains unchanged. Pursuant to that guidance, the Company records a charge-off equal to any portion of the carrying value that exceeds the net realizable value of the collateral. The amount of loss incurred in 2012 was immaterial. With this new interpretation, the Company had 18 loans totaling $3.3 million considered to be nonaccruing TDRs and 189 loans totaling $3.2 million considered to be accruing TDRs.

The changes in the allowance for loan losses for the last five years are as follows:

Table 11: Allowance for Loan Losses Activity

	Years Ended December 31,				
(000's omitted except for ratios)	2012	2011	2010	2009	2008
Allowance for loan losses at beginning of period	$42,213	$42,510	$41,910	$39,575	$36,427
Charge-offs:					
Consumer mortgage	1,004	748	583	498	235
Business lending	5,654	2,964	3,950	3,324	2,516
Consumer indirect	5,407	4,464	4,279	5,374	4,517
Consumer direct	1,694	1,273	1,719	1,928	1,779
Home equity	423	265	181	36	29
Total charge-offs	14,182	9,714	10,712	11,160	9,076
Recoveries:					
Consumer mortgage	59	30	71	28	184
Business lending	1,295	692	730	374	478
Consumer indirect	3,551	3,200	2,569	2,517	2,038
Consumer direct	821	674	730	732	630
Home equity	23	85	7	54	7
Total recoveries	5,749	4,681	4,107	3,705	3,337
Net charge-offs	8,433	5,033	6,605	7,455	5,739
Provision for loan losses	8,715	4,350	7,205	9,790	6,730
Provision for acquired impaired loans	393	386	0	0	0
Acquired allowance for loan losses [(1)]	0	0	0	0	2,157
Allowance for loan losses at end of period	$42,888	$42,213	$42,510	$41,910	$39,575
Net charge-offs to average loans outstanding:					
Consumer mortgage	0.07%	0.06%	0.05%	0.04%	0.00%
Business lending	0.36%	0.19%	0.31%	0.28%	0.20%
Consumer indirect	0.31%	0.24%	0.34%	0.54%	0.53%
Consumer direct	0.54%	0.39%	0.68%	0.82%	0.74%
Home equity	0.12%	0.06%	0.06%	-0.01%	0.01%
Total loans	0.23%	0.15%	0.21%	0.24%	0.20%

[(1)]This addition is attributable to loans acquired from Citizens in 2008.

As displayed in Table 11 above, total net charge-offs in 2012 were $8.4 million, up $3.4 million from the prior year due to higher charge-offs in all portfolios. Net charge-offs in 2011 were $1.6 million lower than 2010's level, due to lower levels of net charge-offs in the business lending and consumer installment portfolios, partially offset by higher levels of net charge-offs in the consumer mortgage and home equity portfolios.

Due to the significant increases in average loan balances over time due to acquisition and organic growth, management believes that net charge-offs as a percent of average loans ("net charge-off ratio") offers a more meaningful representation of asset quality trends. The net charge-off ratio for 2012 was up eight and two basis points from 2011 and 2010, respectively, but was one basis point lower than 2009. Gross charge-offs as a percentage of average loans was 0.39% in 2012 as compared to 0.29% in 2011 and 0.35% in 2010. Continued strong recovery efforts were evidenced by recoveries of $5.7 million in 2012, representing 48% of average gross charge-offs for the latest two years, compared to 46% in 2011 and 38% in 2010.

Business loan net charge-offs increased in 2012, totaling $4.4 million or 0.36% of average business loans outstanding versus $2.3 million or 0.19% in 2011, reflective of underlying economic conditions and their lagged effected on loan credit performance. Consumer installment loan net charge-offs increased to $2.7 million this year from $1.9 million in 2011, with a net charge-off ratio of 0.36% in 2012 and 0.27% in 2011. Higher used automobile valuations benefited consumer installment recovery efforts, which increased to 68% of average gross charge-offs for the latest two years, compared to 66% in 2011 and 55% in 2010. Consumer mortgage net charge-offs increased in 2012, and the net charge-off ratio increased one basis point to 0.07%. Home equity net charges offs increased to $0.4 million in 2012 and the net charge-off ratio increased six basis points to 0.12%.

Management continually evaluates the credit quality of the Company's loan portfolio and conducts a formal review of the allowance for loan losses adequacy on a quarterly basis. The two primary components of the loan review process that are used to determine proper allowance levels are specific and general loan loss allocations. Measurement of specific loan loss allocations is typically based on expected future cash flows, collateral values and other factors that may impact the borrower's ability to repay. Impaired loans greater than $0.5 million are evaluated for specific loan loss allocations. Consumer mortgages, consumer installment and home equity loans are considered smaller balance homogeneous loans and are evaluated collectively. The Company considers a loan to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts according to the contractual terms of the loan agreement or the loan is delinquent 90 days or more.

The second component of the allowance establishment process, general loan loss allocations, is composed of two calculations that are computed on the five main loan segments: business lending, consumer direct, consumer indirect, consumer mortgage and home equity. The first calculation determines an allowance level based on the latest 36 months of historical net charge-off data for each loan category (commercial loans exclude balances with specific loan loss allocations). The second calculation is qualitative and takes into consideration eight qualitative environmental factors: levels and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards, and other changes in lending policies, procedure, and practices; experience, ability, and depth of lending management and other relevant staff; national and local economic trends and conditions; industry conditions; and effects of changes in credit concentrations. The allowance levels computed from the specific and general loan loss allocation methods are combined with unallocated allowances, if any, to derive the required allowance for loan losses to be reflected on the Consolidated Statement of Condition. As it has in prior periods, the Company strives to refine and enhance its loss evaluation and estimation processes continually. In 2009, the Company developed and utilized more granular historical loss factors on a portfolio-specific basis, as well as enhanced its use of both Company-specific and macro-economic qualitative factors. These enhancements did not result in a significant change to the determined reserve levels.

The loan loss provision is calculated by subtracting the previous period allowance for loan losses, net of the interim period net charge-offs, from the current required allowance level. This provision is then recorded in the income statement for that period. Members of senior management and the Audit Committee of the Board of Directors review the adequacy of the allowance for loan losses quarterly. Management is committed to continually improving the credit assessment and risk management capabilities of the Company and has dedicated the resources necessary to ensure advancement in this critical area of operations.

Acquired loans are recorded at acquisition date at their acquisition date fair values, and therefore, are excluded from the calculation of loans loss reserves as of the acquisition date. To the extent there is a decrease in the present value of cash from the acquired impaired loans after the date of acquisition, the Company records a provision for potential losses. During the year ended December 31, 2011, the Company established an allowance for loan losses for acquired impaired loans of $0.4 million for estimated additional losses on certain acquired impaired loans. In 2012, an additional $0.4 million of provision for loan losses related to the acquired impaired loans was recorded.

For acquired loans that are not deemed impaired at acquisition, credit discounts representing the principal losses expected over the life of the loan are a component of the initial fair value. Subsequent to the purchase date, the methods utilized to estimate the required allowance for loan losses for these loans is similar to originated loans, however, the Company records a provision for loan losses only when the required allowance exceeds any remaining pooled discounts for loans evaluated collectively for impairment. During 2012 the Company recorded a provision for loan losses on acquired non-impaired loans of $0.7 million, of which $0.5 million was recorded in the third quarter for loan pools acquired in the third quarter where the net fair value of the pool was deemed greater than its par value at acquisition. .

The allowance for loan losses increased to $42.9 million at year-end 2012 from $42.2 million at the end of 2011. The $0.7 million increase was primarily due to the acquired non-impaired loans. The allowance for legacy loan losses remained stable as growth in the loan portfolio was offset by changes in the composition of the loan portfolio from higher risk commercial loans to lower risk consumer mortgage and consumer indirect loans. The ratio of the allowance for loan losses to total loans decreased 11 basis points to 1.11% for year-end 2012 as compared to 1.22% for 2011 and 1.40% for 2010. The ratio of allowance for loan losses to total legacy loans decreased 15 basis points to 1.21% for 2012 as compared to 2011. Management believes the year-end 2012 allowance for loan losses to be adequate in light of the probable losses inherent in the Company's loan portfolio.

The loan loss provision for legacy loans of $6.5 million in 2012 increased by $2.1 million as a result of management's assessment of the probable losses in the loan portfolio, as discussed above. The loan loss provision as a percentage of average loans was 0.25% in 2012 as compared to 0.14% in 2011 and 0.23% in 2010. The loan loss provision was 108% of net charge-offs this year versus 94% in 2011 and 109% in 2010, reflective of the assessed risk in the portfolio.

The following table sets forth the allocation of the allowance for loan losses by loan category as of the dates indicated, as well as the percentage of loans in each category to total loans. This allocation is based on management's assessment, as of a given point in time, of the risk characteristics of each of the component parts of the total loan portfolio and is subject to changes when the risk factors of each component part change. The allocation is not indicative of either the specific amounts of the loan categories in which future charge-offs may be taken, nor should it be taken as an indicator of future loss trends. The allocation of the allowance to each category does not restrict the use of the allowance to absorb losses in any category.

Table 12: Allowance for Loan Losses by Loan Type

	2012		2011		2010		2009		2008	
(000's omitted except for ratios)	Allowance	Loan Mix	Allowance	Loan Mix	Allowance	Loan Mix	Allowance	Loan Mix	Allowance	Loan Mix
Consumer mortgage	$7,070	37.5%	$4,651	35.0%	$2,451	34.9%	$1,127	33.7%	$3,298	34.4%
Business lending	18,013	31.6%	20,574	34.8%	22,326	33.8%	23,577	34.4%	18,750	33.3%
Consumer installment - indirect	9,606	16.7%	8,960	16.1%	9,922	16.4%	10,004	17.1%	8,031	16.9%
Consumer installment - direct	3,303	4.4%	3,290	4.3%	3,977	4.8%	3,660	4.5%	2,625	4.7%
Home equity	1,451	9.4%	1,130	9.3%	689	10.1%	374	10.3%	1,570	10.7%
Acquired impaired loans	779	0.4%	386	0.5%	0		0		0	
Unallocated	2,666		3,222		3,145		3,168		5,301	
Total	$42,888	100.0%	$42,213	100.0%	$42,510	100.0%	$41,910	100.0%	$39,575	100.0%

As demonstrated in Table 12 above and discussed previously, business lending and consumer installment by their nature carries higher credit risk than residential real estate, and as a result these loans carry allowance for loan losses that cover a higher percentage of their total portfolio balances. As in prior years, the unallocated allowance is maintained for inherent losses in the portfolio that is not reflected in the historical loss ratios, model imprecision, and for acquired loan portfolios in the process of being fully integrated at year-end. The unallocated allowance decreased from $3.2 million in 2011 to $2.7 million in 2012. The general declines in the unallocated portion of the allowance, as well as changes in year-over-year allowance allocations reflect management's continued refinement of its loss estimation techniques. However, given the inherent imprecision in the many estimates used in the determination of the allocated portion of the allowance, management deliberately remained cautious and conservative in establishing the overall allowance for loan losses. Management considers the allocated and unallocated portions of the allowance for loan losses to be prudent and reasonable. Furthermore, the Company's allowance is general in nature and is available to absorb losses from any loan category.

Funding Sources

The Company utilizes a variety of funding sources to support the earning asset base as well as to achieve targeted growth objectives. Overall funding is comprised of three primary sources that possess a variety of maturity, stability, and price characteristics: deposits of individuals, partnerships and corporations (IPC deposits), municipal deposits that are collateralized for amounts not covered by FDIC insurance (public funds) and external borrowings. The average daily amount of deposits and the average rate paid on each of the following deposit categories are summarized below for the years indicated:

Table 13: Average Deposits

	2012		2011		2010	
(000's omitted, except rates)	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid
Noninterest checking deposits	$989,631	0.00%	$825,277	0.00%	$728,408	0.00%
Interest checking deposits	1,036,249	0.06%	855,693	0.16%	710,464	0.21%
Regular savings deposits	806,310	0.16%	628,394	0.23%	532,475	0.26%
Money market deposits	1,327,092	0.38%	1,156,152	0.63%	950,573	0.90%
Time deposits	1,062,307	1.06%	1,101,013	1.46%	1,030,995	1.86%
Total deposits	$5,221,589	0.35%	$4,566,529	0.57%	$3,952,915	0.77%

As displayed in Table 13 above, total average deposits for 2012 equaled $5.22 billion, up $655.1 million or 14% from the prior year. Excluding the impact of the HSBC, First Niagara and Wilber acquisitions, average deposits increased $222.9 million or 4.9% as compared to 2011. Consistent with the Company's focus on expanding core account relationships and reduced customer demand for time deposits, average non-acquired, non-time ("core") deposit balances grew $349.7 million or 10.1% as compared to 2011 while time deposits balances were managed downward by $126.8 million or 12%. This shift in mix also reflects the diminished rate differential between core and time deposits in the low interest rate environment. Average deposits in 2011 were up $613.6 million or 16% from 2010, comprised of a $543.6 million or 19% increase in core deposits, and a $70.0 million or 6.8% increase in time deposits. Excluding the impact of the Wilber acquisition, average deposits increased $53.9 million or 1.4% as compared to 2010.

The Company's funding composition continues to benefit from a high level of non-public deposits, which reached an all-time high in 2012 with an average balance of $4.7 billion, an increase of $588.5 million or 14% over the comparable 2011 period. Excluding the impact of the HSBC, First Niagara and Wilber acquisitions, average non-public deposits increased $192.8 million or 4.7% during 2012. Non-public, core deposits are frequently considered to be a bank's most attractive source of funding because they are generally stable, do not need to be collateralized, have a relatively low cost, and provide a strong customer base for which a variety of loan, deposit and other financial service-related products can be sold.

Full-year average deposits of local municipalities increased $66.5 million or 15% during 2012 to $513.0 million. Excluding the impact of the HSBC, First Niagara and Wilber acquisitions, average public deposits increased $30.2 million or 6.8% during 2012. Municipal deposit balances tend to be more volatile than non-public deposits because they are heavily impacted by the seasonality of tax collection and fiscal spending patterns, as well as the longer-term financial position of the local government entities, which can change from year to year. However, the Company has many strong, long-standing relationships with municipal entities throughout its markets and the diversified core deposits held by these customers has provided an attractive and comparatively stable funding source over an extended time period. The Company is required to collateralize all local government deposits in excess of FDIC coverage with marketable securities from its investment portfolio. Because of this stipulation, as well as the competitive bidding nature of municipal time deposits, management considers this funding source to be similar to external borrowings and thus prices these products on a consistent basis.

The mix of average deposits has been changing throughout the last several years. The weighting of core (interest checking, noninterest checking, savings and money market accounts) has increased, while time deposits' weighting decreased. This change in deposit mix reflects the Company's focus on expanding core account relationships and customers preference for unrestricted accounts in the current low rate environment. The average balance for time deposit accounts decreased from 23.8% of total average deposits for the fourth quarter of 2010 to 18.4% of total average deposits for the fourth quarter of 2012. Similarly, average core deposit balances have increased from 76.2% in 2010 to 81.6% in the fourth quarter of 2012. This shift in mix, combined with lower average interest rates in all interest-bearing deposit product categories caused the cost of interest bearing deposits to decline to 0.43% in 2012, as compared to 0.70% in 2011 and 0.95% in 2010. The total cost of deposit funding including demand deposits also declined significantly in 2012 to 0.35%, versus 0.57% in 2011, benefiting from the 20% increase in non-interest bearing checking average balances.

The remaining maturities of time deposits in amounts of $100,000 or more outstanding as of December 31 are as follows:

Table 14: Time Deposit > $100,000 Maturities

(000's omitted)	2012	2011
Less than three months	$44,379	$61,860
Three months to six months	48,637	62,358
Six months to one year	62,064	69,005
Over one year	89,845	95,163
Total	$244,925	$288,386

External borrowings are defined as funding sources available on a national market basis, generally requiring some form of collateralization. Borrowing sources for the Company include the FHLB of New York and Federal Reserve Bank of New York, as well as access to the brokered CD and repurchase markets through established relationships with primary market security dealers. The Company also had approximately $102 million in floating-rate subordinated debt outstanding at the end of 2012 that is held by unconsolidated subsidiary trusts. In December 2006, the Company completed a sale of $75 million of trust preferred securities. The securities mature on December 15, 2036 and carry an annual rate equal to the three-month LIBOR rate plus 1.65%. The Company used the net proceeds of the offering for general corporate purposes including the early call of the $30 million of fixed-rate trust preferred securities. At the time of the offering, the Company also entered into an interest rate swap agreement to convert the variable rate trust preferred securities into a fixed rate obligation for a term of five years at a fixed rate of 6.43%. The interest rate swap matured in the fourth quarter of 2011.

As shown in Table 15, year-end 2012 external borrowings totaled $830.1 million, a decrease of $0.2 million from 2011, primarily the result of maturing FHLBNY borrowings. External borrowings averaged $947.5 million or 15.4% of total funding sources for all of 2012 as compared to $833.1 million or 15.4% of total funding sources for 2011. This ratio remained consistent as the Company used short term borrowings from the FHLB to fund the purchase of investment securities during the first half of 2012 as part of the pre-investment of the anticipated liquidity coming from the branch acquisitions..

As displayed in Table 3 on page 27, the overall mix of funding in 2012 remained consistent with 2011. Average FHLB borrowings and average deposits increased due to both acquired and organic growth. The percentage of funding derived from deposits increased to 84.6% in 2011 from 82.5% in 2010. During 2011 average FHLB borrowings decreased slightly while average deposits increased.

The following table summarizes the outstanding balance of borrowings of the Company as of December 31:

Table 15: Borrowings

(000's omitted, except rates)	2012	2011	2010
Federal funds purchased	$0	$0	$0
Federal Home Loan Bank advances	728,034	728,235	728,428
Commercial loans sold with recourse	0	0	26
Capital lease obligation	27	46	6
Subordinated debt held by unconsolidated subsidiary trusts	102,073	102,048	102,024
Balance at end of period	$830,134	$830,329	$830,484
Daily average during the year	$947,454	$833,075	$839,314
Maximum month-end balance	1,259,932	849,815	856,692
Weighted-average rate during the year	3.46%	4.25%	4.29%
Weighted-average year-end rate	3.81%	3.84%	3.81%

The following table shows the contractual maturities of various obligations as of December 31, 2012:

Table 16: Maturities of Contractual Obligations

(000's omitted)	Maturing Within One Year Or Less	Maturing After One Year but Within Three Years	Maturing After Three Years but Within Five Years	Maturing After Five Years	Total
Federal Home Loan Bank advances	$34	$140,000	$578,000	$10,000	$728,034
Subordinated debt held by unconsolidated subsidiary trusts	0	0	0	102,073	102,073
Capital lease obligation	14	13	0	0	27
Interest on borrowings	32,652	63,776	35,901	63,776	196,105
Operating leases	5,266	8,874	6,718	7,007	27,865
Total	$37,966	$212,663	$620,619	$182,856	$1,054,104

Financial Instruments with Off-Balance Sheet Risk

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist primarily of commitments to extend credit and standby letters of credit. Commitments to extend credit are agreements to lend to customers, generally having fixed expiration dates or other termination clauses that may require payment of a fee. These commitments consist principally of unused commercial and consumer credit lines. Standby letters of credit generally are contingent upon the failure of the customer to perform according to the terms of an underlying contract with a third party. The credit risks associated with commitments to extend credit and standby letters of credit are essentially the same as that involved with extending loans to customers and are subject to normal credit policies. Collateral may be obtained based on management's assessment of the customer's creditworthiness. The fair value of these commitments is immaterial for disclosure.

The contract amount of these off-balance sheet financial instruments as of December 31 is as follows:

Table 17: Off-Balance Sheet Financial Instruments

(000's omitted)	2012	2011
Commitments to extend credit	$750,178	$572,393
Standby letters of credit	24,168	25,279
Total	$774,346	$597,672

Investments

The objective of the Company's investment portfolio is to hold low-risk, high-quality earning assets that provide favorable returns and provide another effective tool to actively manage its asset/liability position in order to maximize future net interest income opportunities. This must be accomplished within the following constraints: (a) implementing certain interest rate risk management strategies which achieve a relatively stable level of net interest income; (b) providing both the regulatory and operational liquidity necessary to conduct day-to-day business activities; (c) considering investment risk-weights as determined by the regulatory risk-based capital guidelines; and (d) generating a favorable return without undue compromise of the other requirements.

The book value of the Company's investment portfolio increased $621.2 million to $2.687 billion at year-end 2012. During 2012, the Company purchased approximately $675 million of U.S. Treasury securities and $224 million of obligations of state and political subdivisions and other securities utilizing cash flows from deposit growth, maturing loans and investments and short-term borrowings that were replaced with liquidity provided by the branch acquisitions in the third quarter. In April 2011, investments increased $297 million from the Wilber acquisition, primarily in government agency mortgage-backed securities, government agency collateralized mortgage obligations ("CMOs") and U.S. Treasury and Agency securities. Average investment balances including cash equivalents (book value basis) for 2012 increased $576.2 million or 27% versus the prior year driven by the branch acquisitions and deposit growth. Investment interest income (FTE basis) in 2012 was $11.8 million or 12.7% higher than the prior year as a result of the higher average balances in the portfolio, partially offset by a 47-basis point decrease in the average investment yield from 4.27% to 3.80%. During 2012 market interest rates continued to be low, and as a result, cash flows from maturing investments were reinvested at lower interest rates.

Other than the pooled trust preferred securities discussed below, the investment portfolio has limited credit risk due to the composition continuing to heavily favor U.S. Agency debentures, U.S. Agency mortgage-backed pass-throughs, U.S. Agency CMOs and municipal bonds. The U.S. Agency debentures, U.S. Agency mortgage-backed pass-throughs and U.S. Agency CMOs are all AAA-rated (highest possible rating) by Moody's and AA+ by Standard and Poor's. The majority of the municipal bonds are A rated or higher. The portfolio does not include any private label mortgage backed securities (MBSs) or private label collateralized mortgage obligations. The overall mix of securities within the portfolio over the last year has changed, with an increase in the proportion of U.S. Treasury and Agency securities and a decrease in the proportion of obligations of state and political subdivisions, government agency mortgage-backed securities and other securities.

Seventy-four percent of the investment portfolio was classified as available-for-sale at year-end 2012, versus 62% at the end of 2010 due to the acquisition of HSBC and First Niagara branches and Wilber and the cash flows from maturing investments, both held to maturity and available for sale, being reinvested in available for sale securities. The net pre-tax market value gain over book value for the available-for-sale portfolio as of December 31, 2012 was $131.5 million, up $45.9 million from one year earlier. This increase is indicative of the interest rate movements and changing spreads during the respective time periods and the changes in the size and composition of the portfolio. Although not reflected in the financial results of the Company, the held-to-maturity portfolio had an additional $66.1 million of net unrealized gains as of December 31, 2012.

The following table sets forth the amortized cost and market value for the Company's investment securities portfolio:

Table 18: Investment Securities

	2012		2011		2010	
(000's omitted)	Amortized Cost/Book Value	Fair Value	Amortized Cost/Book Value	Fair Value	Amortized Cost/Book Value	Fair Value
Held-to-Maturity Portfolio:						
U.S. Treasury and agency securities	$548,634	$607,715	$448,260	$505,060	$478,100	$499,642
Obligations of state and political subdivisions	65,742	71,592	69,623	74,711	67,864	66,450
Government agency mortgage-backed securities	20,578	21,657	35,576	38,028	56,891	59,644
Corporate debt securities	2,924	2,977	0	0	0	0
Other securities	16	16	36	36	53	53
Total held-to-maturity portfolio	637,894	703,957	553,495	617,835	602,908	625,789
Available-for-Sale Portfolio:						
U.S. Treasury and agency securities	988,217	1,079,257	463,922	520,548	281,826	304,057
Obligations of state and political subdivisions	629,883	662,892	543,527	573,012	518,216	522,218
Government agency mortgage-backed securities	253,013	269,951	310,541	331,379	170,673	179,716
Pooled trust preferred securities	61,979	49,600	68,115	43,846	69,508	41,993
Government agency collateralized mortgage obligations	32,359	33,935	45,481	46,943	9,904	10,395
Corporate debt securities	24,136	25,357	21,495	22,855	25,523	27,157
Marketable equity securities	351	402	380	390	380	427
Available-for-sale portfolio	1,989,938	2,121,394	1,453,461	1,538,973	1,076,030	1,085,963
Net unrealized gain on available-for-sale portfolio	131,456	–	85,512	–	9,933	–
Total available-for-sale portfolio	2,121,394	2,121,394	1,538,973	1,538,973	1,085,963	1,085,963
Other Securities:						
Federal Home Loan Bank common stock	38,111	38,111	38,343	38,343	37,301	37,301
Federal Reserve Bank common stock	16,050	16,050	15,451	15,451	12,378	12,378
Other equity securities	5,078	5,078	5,108	5,108	3,774	3,774
Total other securities	59,239	59,239	58,902	58,902	53,453	53,453
Total	$2,818,527	$2,884,590	$2,151,370	$2,215,710	$1,742,324	$1,765,205

Included in the available-for-sale portfolio, as detailed in Table 18, are pooled trust preferred, class A-1 securities with a current par value of $63.3 million and unrealized losses of $12.4 million at December 31, 2012. The underlying collateral of these assets is principally trust-preferred securities of smaller regional banks and insurance companies. The Company's securities are in the super-senior cash flow tranche of the investment pools. All other tranches in these pools will incur losses before this tranche is impacted. An additional 39% - 43% of the underlying collateral would have to be in deferral or default concurrently to result in the non-receipt of contractual cash flows. The market for these securities at December 31, 2012 is not active and markets for similar securities are also not active. The inactivity was evidenced first by a significant widening of the bid-ask spread in the brokered markets in which these securities trade and then by a significant decrease in the volume of trades relative to historical levels.

The fair value of these securities was determined by external pricing sources using a discounted cash flow model that incorporated market estimates of interest rates and volatility, as well as, observable quoted prices for similar assets in markets that have not been active. These assumptions may have a significant effect on the reported fair values. The use of different assumptions, as well as changes in market conditions, could result in materially different fair values.

A detailed review of the pooled trust preferred securities was completed at December 31, 2012. This review included an analysis of collateral reports, a cash flow analysis, including varying degrees of projected deferral/default scenarios, and a review of various financial ratios of the underlying issuers. Based on the analysis performed, significant further deferral/defaults and further erosion in other underlying performance conditions would have to exist before the Company would incur a loss. Therefore, the Company determined an other-than-temporary impairment did not exist at December 31, 2012. To date, the Company has received all scheduled principal and interest payments and expects to fully collect all future contractual principal and interest payments. The Company does not intend to sell the underlying securities nor is it more likely than not that the Company will be required to sell the securities. These securities represent less than 1% of the Company's average earning assets for the year ending December 31, 2012 and, thus, are not relied upon for meeting the daily liquidity needs of the Company. Subsequent changes in market or credit conditions could change these evaluations.

Table 19: Pooled Trust Preferred Securities as of December 31, 2012

(000's omitted)	PreTSL XXVI	PreTSL XXVII	PreTSL XXVIII
Single issuer or pooled	Pooled	Pooled	Pooled
Class	A-1	A-1	A-1
Book value at 12/31/12	$18,371	$21,622	$21,986
Fair value at 12/31/12	$14,458	$17,869	$17,273
Unrealized loss at 12/31/12	$3,913	$3,753	$4,713
Rating (Moody's/Fitch/S&P)	(Ba1/BBB/BB-)	(Baa3/BBB/BB-)	(Baa3/BBB/B)
Number of depository institutions/companies in issuance	64/74	42/49	45/56
Deferrals and defaults as a percentage of collateral	29.1%	27.1%	25.7%
Excess subordination	37.2%	35.0%	36.3%

The following table sets forth as of December 31, 2012, the maturities of investment securities and the weighted-average yields of such securities, which have been calculated on the cost basis, weighted for scheduled maturity of each security:

Table 20: Maturities of Investment Securities

(000's omitted, except rates)	Maturing Within One Year or Less	Maturing After One Year But Within Five Years	Maturing After Five Years But Within Ten Years	Maturing After Ten Years	Total Amortized Cost/Book Value
Held-to-Maturity Portfolio:					
U.S. Treasury and agency securities	$9,965	$264,897	$267,525	$6,247	$548,634
Obligations of state and political subdivisions	8,535	2,025	7,236	47,946	65,742
Government agency mortgage-backed securities [2]	0	0	0	20,578	20,578
Corporate debt securities	0	2,924	0	0	2,924
Other securities	2	14	0	0	16
Held-to-maturity portfolio	18,502	269,860	274,761	74,771	637,894
Weighted-average yield [1]	3.72%	3.17%	3.27%	4.29%	3.36%
Available-for-Sale Portfolio:					
U.S. Treasury and agency securities	17,425	118,192	738,469	114,131	988,217
Obligations of state and political subdivisions	22,989	117,098	203,721	286,075	629,883
Government agency mortgage-backed securities [2]	16	299	4,630	248,068	253,013
Pooled trust preferred securities	0	0	0	61,979	61,979
Government agency collateralized mortgage obligations [2]	168	3,600	70	28,521	32,359
Corporate debt securities	0	21,187	2,949	0	24,136
Available-for-sale portfolio	$40,598	$260,376	$949,839	$738,774	$1,989,587
Weighted-average yield [1]	4.00%	3.58%	2.68%	3.62%	3.17%

[1] Weighted-average yields are an arithmetic computation of income (not fully tax-equivalent adjusted) divided by book balance; they may differ from the yield to maturity, which considers the time value of money.
[2] Mortgage-backed securities and collateralized mortgage obligations are listed based on the contractual maturity. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay certain obligations with or without penalties.

Impact of Inflation and Changing Prices

The Company's financial statements have been prepared in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effect of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. Notwithstanding this, inflation can directly affect the value of loan collateral, in particular real estate.

New Accounting Pronouncements

See *"New Accounting Pronouncements"* Section of Note A of the notes to the consolidated financial statements on page 60 for additional accounting pronouncements.

Forward-Looking Statements

This document contains comments or information that constitute forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995), which involve significant risks and uncertainties. Actual results may differ materially from the results discussed in the forward-looking statements. Moreover, the Company's plans, objectives and intentions are subject to change based on various factors (some of which are beyond the Company's control). Factors that could cause actual results to differ from those discussed in the forward-looking statements include: (1) risks related to credit quality, interest rate sensitivity and liquidity; (2) the strength of the U.S. economy in general and the strength of the local economies where the Company conducts its business; (3) the effect of, and changes in, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (4) inflation, interest rate, market and monetary fluctuations; (5) the timely development of new products and services and customer perception of the overall value thereof (including features, pricing and quality) compared to competing products and services; (6) changes in consumer spending, borrowing and savings habits; (7) technological changes; (8) any acquisitions or mergers that might be considered or consummated by the Company and the costs and factors associated therewith; (9) the ability to maintain and increase market share and control expenses; (10) the effect of changes in laws and regulations (including laws and regulations concerning taxes, banking, securities and insurance) and accounting principles generally accepted in the United States; (11) changes in the Company's organization, compensation and benefit plans and in the availability of, and compensation levels for, employees in its geographic markets; (12) the costs and effects of litigation and of any adverse outcome in such litigation; (13) other risk factors outlined in the Company's filings with the Securities and Exchange Commission from time to time; and (14) the success of the Company at managing the risks of the foregoing.

The foregoing list of important factors is not exclusive. Such forward-looking statements speak only as of the date on which they are made and the Company does not undertake any obligation to update any forward-looking statement, whether written or oral, to reflect events or circumstances after the date on which such statement is made. If the Company does update or correct one or more forward-looking statements, investors and others should not conclude that the Company will make additional updates or corrections with respect thereto or with respect to other forward-looking statements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Market Risk
Market risk is the risk of loss in a financial instrument arising from adverse changes in market rates, prices or credit risk. Credit risk associated with the Company's loan portfolio has been previously discussed in the asset quality section of Management's Discussion and Analysis of Financial Condition and Results of Operations. Management believes that the tax risk of the Company's municipal investments associated with potential future changes in statutory, judicial and regulatory actions is minimal. Other than the pooled trust preferred securities discussed beginning on page 45, the Company has a minimal amount of credit risk in the remainder of its investment portfolio. Treasury, agency, mortgage-backed and CMO securities issued by government agencies comprise 70% of the total portfolio and are currently rated AAA by Moody's Investor Services and AA+ by Standard & Poor's. Municipal and corporate bonds (excluding the pooled trust preferred securities) consist of 27% of the total portfolio, of which, 98% carry a minimum rating of A. The remaining 2% of the portfolio covers local municipal bonds, other investment grade securities and pooled trust preferred securities. The Company does not have material foreign currency exchange rate risk exposure. Therefore, almost all the market risk in the investment portfolio is related to interest rates.

The ongoing monitoring and management of both interest rate risk and liquidity, in the short and long term time horizons is an important component of the Company's asset/liability management process, which is governed by limits established in the policies reviewed and approved annually by the Board of Directors. The Board of Directors delegates responsibility for carrying out the policies to the Asset/Liability Management Committee ("ALCO"), which meets each month. The committee is made up of the Company's senior management as well as regional and line-of-business managers who oversee specific earning asset classes and various funding sources.

Asset/Liability Management
The primary objective of the Company's asset/liability management process is to maximize earnings and return on capital within acceptable levels of risk. As the Company does not believe it is possible to reliably predict future interest rate movements, it has maintained an appropriate process and set of measurement tools that enable it to identify and quantify sources of interest rate risk in varying rate environments. The primary tools used by the Company in managing interest rate risk are the income simulation model and economic value of equity modeling.

Interest Rate Risk
Interest rate risk ("IRR") can result from: the timing differences in the maturity/repricing of an institution's assets, liabilities, and off-balance-sheet contracts; the effect of embedded options, such as loan prepayments, interest rate caps/floors, and deposit withdrawals; and differences in the behavior of lending and funding rates, sometimes referred to as basis risk. An example of basis risk would occur if floating rate assets and liabilities, with otherwise identical repricing characteristics, were based on market indexes that were imperfectly correlated.

Given the potential types and differing related characteristics of IRR, it is important that the Company maintain an appropriate process and set of measurement tools that enable it to identify and quantify its primary sources of IRR. The Company also recognizes that effective management of IRR includes an understanding of when potential adverse changes in interest rates will flow through the income statement. Accordingly, the Company will manage its position so that it monitors its exposure to net interest income over both a one year planning horizon and a longer-term strategic horizon.

It is the Company's objective to manage its exposure to interest rate risk, but it should be understood that due to the nature of its business it will always be subject to rate risk and that rate risk immunization is not possible. Also, it is recognized that as exposure to interest rate risk is reduced, so too may net interest margin be reduced.

Income Simulation
Income simulation is tested on a wide variety of balance sheet and treasury yield curve scenarios. The simulation projects changes in net interest income, which are caused by the effect of changes in interest rates. The model requires management to make assumptions about how the balance sheet is likely to evolve through time in different interest rate environments. Loan and deposit growth rate assumptions are derived from management's outlook, as are the assumptions used for new loan yields and deposit rates. Loan prepayment speeds are projected based on a combination of current industry averages and internal historical prepayments. Balance sheet and yield curve assumptions are analyzed and reviewed by the ALCO regularly.

The following table reflects the Company's one-year net interest income sensitivity, using December 31, 2012 asset and liability levels as a starting point.

The prime rate and federal funds rates are assumed to move up 200 basis points over a 12-month period while moving the treasury curve to spreads over federal funds that are more consistent with historical norms (normalized yield curve). In the 0 basis point model, the prime and federal funds rates remain at current levels while moving the long end of the curve to levels over federal funds using spreads at a time when the yield curve was flat. Deposit rates are assumed to move in a manner that reflects the historical relationship between deposit rate movement and changes in the federal funds rate, generally reflecting 10%-65% of the movement of the federal funds rate. Cash flows are based on contractual maturity, optionality, amortization schedules and applicable prepayment assumptions derived from internal historical data and external sources.

Net Interest Income Sensitivity Model

	Calculated Increase (Decrease) in Projected Net Income at December 31,	
Changes in Interest Rates	2012	2011
+200 basis points	$1,149,000	$2,017,000
0 basis points	($534,000)	($1,198,000)

In the 2012 and 2011 models, the rising rate environment reflects an increase in net interest income ("NII") from a flat rate environment. The increase in a rising rate environment is largely a result of slower investment cash flows, a higher reinvestment rate of excess cash and assets repricing to higher rates. Partially offsetting the increased income, are higher deposit and borrowing costs. Over a longer time period the growth in NII improves significantly in a rising rate environment as lower yielding assets mature and are replaced at higher rates.

For the 2012 and 2011 models, the Bank continues to show interest rate risk exposure if the yield curve flattens. Net interest income declines during the first twelve months as investment cash flows increase, partially offset by the slight increase of short term asset rates, as the intermediate points of the curve move to higher levels as the yield curve flattens. Corresponding deposit rates are assumed to remain constant. Despite Fed Funds trading near 0%, the Company believes long-term treasury rates could potentially fall further in this scenario, and thus, the model tests the impact of this lower treasury rate scenario.

The analysis does not represent a Company forecast and should not be relied upon as being indicative of expected operating results. These hypothetical estimates are based upon numerous assumptions including: the nature and timing of interest rate levels (including yield curve shape); prepayments on loans and securities; deposit decay rates; pricing decisions on loans and deposits; reinvestment/replacement of asset and liability cash flows; and other factors. While the assumptions are developed based upon current economic and local market conditions, the Company cannot make any assurances as to the predictive nature of these assumptions, including how customer preferences or competitor influences might change. Furthermore, the sensitivity analysis does not reflect actions that ALCO might take in responding to or anticipating changes in interest rates.

Item 8. Financial Statements and Supplementary Data

The following consolidated financial statements and independent registered public accounting firm's report of Community Bank System, Inc. are contained on pages 50 through 89 of this item.

- Consolidated Statements of Condition,
  December 31, 2012 and 2011
- Consolidated Statements of Income,
  Years ended December 31, 2012, 2011, and 2010
- Consolidated Statements of Comprehensive Income,
  Years ended December 31, 2012, 2011, and 2010
- Consolidated Statements of Changes in Shareholders' Equity,
  Years ended December 31, 2012, 2011, and 2010
- Consolidated Statements of Cash Flows,
  Years ended December 31, 2012, 2011, and 2010
- Notes to Consolidated Financial Statements,
  December 31, 2012
- Management's Report on Internal Control Over Financial Reporting
- Report of Independent Registered Public Accounting Firm

Quarterly Selected Data (Unaudited) for 2012 and 2011 are contained on page 92.

COMMUNITY BANK SYSTEM, INC.
CONSOLIDATED STATEMENTS OF CONDITION
(In Thousands, Except Share Data)

	December 31,	
	2012	2011
Assets:		
Cash and cash equivalents	$228,558	$324,878
Available-for-sale investment securities (cost of $1,989,938 and $1,453,461, respectively)	2,121,394	1,538,973
Held-to-maturity investment securities (fair value of $703,957 and $617,835, respectively)	637,894	553,495
Other securities, at cost	59,239	58,902
Loans held for sale, at fair value	-	532
Loans	3,865,576	3,471,025
Allowance for loan losses	(42,888)	(42,213)
Net loans	3,822,688	3,428,812
Core deposit intangibles, net	14,492	11,519
Goodwill	369,703	345,050
Other intangibles, net	2,939	3,995
Intangible assets, net	387,134	360,564
Premises and equipment, net	89,938	85,956
Accrued interest and fee receivable	32,305	28,579
Other assets	117,650	107,584
Total assets	$7,496,800	$6,488,275
Liabilities:		
Noninterest-bearing deposits	$1,110,994	$894,464
Interest-bearing deposits	4,517,045	3,900,781
Total deposits	5,628,039	4,795,245
Borrowings	728,061	728,281
Subordinated debt held by unconsolidated subsidiary trusts	102,073	102,048
Accrued interest and other liabilities	135,849	88,118
Total liabilities	6,594,022	5,713,692
Commitments and contingencies (See Note N)		
Shareholders' equity:		
Preferred stock $1.00 par value, 500,000 shares authorized, 0 shares issued	-	-
Common stock, $1.00 par value, 50,000,000 shares authorized; 40,421,493 and 37,794,532 shares issued, respectively	40,421	37,795
Additional paid-in capital	378,413	313,501
Retained earnings	447,018	411,805
Accumulated other comprehensive gain	54,334	29,165
Treasury stock, at cost (795,560 and 808,123 shares, respectively)	(17,408)	(17,683)
Total shareholders' equity	902,778	774,583
Total liabilities and shareholders' equity	$7,496,800	$6,488,275

The accompanying notes are an integral part of the consolidated financial statements.

COMMUNITY BANK SYSTEM, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In Thousands, Except Per-Share Data)

	Years Ended December 31,		
	2012	2011	2010
Interest income:			
Interest and fees on loans	$192,710	$192,981	$178,703
Interest and dividends on taxable investments	65,165	55,634	47,241
Interest and dividends on nontaxable investments	23,525	22,354	22,337
Total interest income	281,400	270,969	248,281
Interest expense:			
Interest on deposits	18,162	26,156	30,559
Interest on borrowings	30,098	29,599	30,078
Interest on subordinated debt held by unconsolidated subsidiary trusts	2,716	5,801	5,960
Total interest expense	50,976	61,556	66,597
Net interest income	230,424	209,413	181,684
Less: provision for loan losses	9,108	4,736	7,205
Net interest income after provision for loan losses	221,316	204,677	174,479
Noninterest income:			
Deposit service fees	46,064	42,334	43,358
Other banking services	4,069	4,651	5,985
Benefit trust, administration, consulting and actuarial fees	35,946	31,601	29,616
Wealth management services	12,876	10,697	9,833
Gain (loss) on investment securities and debt extinguishments, net	291	(61)	0
Total noninterest income	99,246	89,222	88,792
Noninterest expenses:			
Salaries and employee benefits	112,034	102,278	91,399
Occupancy and equipment	25,799	24,502	22,933
Data processing and communications	23,696	20,525	20,720
Amortization of intangible assets	4,607	4,381	5,957
Legal and professional fees	7,950	5,889	5,532
Office supplies and postage	5,742	5,246	5,469
Business development and marketing	5,919	5,931	5,237
FDIC insurance premiums	3,804	3,920	5,838
Acquisition expenses	5,747	4,831	860
Other	16,459	12,869	12,941
Total noninterest expenses	211,757	190,372	176,886
Income before income taxes	108,805	103,527	86,385
Income taxes	31,737	30,385	23,065
Net income	$77,068	$73,142	$63,320
Basic earnings per share	$1.95	$2.03	$1.91
Diluted earnings per share	$1.93	$2.01	$1.89
Cash dividends declared per share	$1.06	$1.00	$0.94

The accompanying notes are an integral part of the consolidated financial statements.

COMMUNITY BANK SYSTEM, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In Thousands)

	Years Ended December 31,		
	2012	2011	2010
Change in accumulated unrealized gain or loss for pension and other postretirement obligations	($4,755)	($17,213)	$9
Change in unrealized losses on derivative instruments used in cash flow hedging relationships	0	3,232	1,861
Unrealized gains (losses) on securities:			
Unrealized holding gains (losses) arising during period	46,235	75,609	(2,803)
Reclassification adjustment for (gains) losses, net included in net income	(291)	(30)	0
Other comprehensive gain (loss), before tax	41,189	61,598	(933)
Income tax (expense) benefit related to other comprehensive loss	(16,020)	(23,093)	377
Other comprehensive gain (loss) income, net of tax	25,169	38,505	(556)
Net income	77,068	73,142	63,320
Comprehensive income	$102,237	$111,647	$62,764

Tax Effect Allocated To Each Component Of Comprehensive Income:

	2012	2011	2010
Tax effect of unrealized gain (loss) for pension and other postretirement obligations	$1,844	$6,631	($2)
Tax effect of unrealized losses on derivative instruments used in cash flow hedging relationships	0	(1,252)	(716)
Tax effect of unrealized gains and losses on available-for-sale securities arising during period	(17,977)	(28,484)	1,095
Reclassification adjustment for gains included in net income	113	12	0
Tax effect of unrealized gains on available-for-sale securities arising during period	(17,864)	(28,472)	1,095
Income tax (expense) benefit related to other comprehensive loss	($16,020)	($23,093)	$377

	As of December 31,		
	2012	2011	2010
Accumulated Other Comprehensive Income By Component:			
Unrealized loss for pension and other postretirement obligations	($45,232)	($40,477)	($23,264)
Tax effect	17,447	15,603	8,972
Net unrealized loss for pension and other postretirement obligations	(27,785)	(24,874)	(14,292)
Unrealized losses on derivative instruments used in cash flow hedging relationships	0	0	(3,232)
Tax effect	0	0	1,252
Net unrealized losses on derivative instruments used in cash flow hedging relationships	0	0	(1,980)
Unrealized gain on available-for-sale securities	131,456	85,512	9,933
Tax effect	(49,337)	(31,473)	(3,001)
Net unrealized gain on available-for-sale securities	82,119	54,039	6,932
Accumulated other comprehensive income (loss)	$54,334	$29,165	($9,340)

The accompanying notes are an integral part of the consolidated financial statements.

COMMUNITY BANK SYSTEM, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended December 31, 2010, 2011 and 2012
(In Thousands, Except Share Data)

	Common Stock		Additional		Accumulated Other		
	Shares Outstanding	Amount Issued	Paid-in Capital	Retained Earnings	Comprehensive (Loss)/Income	Treasury Stock	Total
Balance at December 31, 2009	32,800,308	$33,631	$216,481	$342,539	($8,784)	($18,170)	$565,697
Net income				63,320			63,320
Other comprehensive income, net of tax					(556)		(556)
Dividends declared:							
Common, $0.94 per share				(31,159)			(31,159)
Common stock issued under employee stock plan, including tax benefits of $842	518,635	500	5,539			394	6,433
Stock-based compensation			3,523				3,523
Balance at December 31, 2010	33,318,943	34,131	225,543	374,700	(9,340)	(17,776)	607,258
Net income				73,142			73,142
Other comprehensive income, net of tax					38,505		38,505
Dividends declared:							
Common, $1.00 per share				(36,037)			(36,037)
Common stock issued under employee stock plan, including tax benefits of $703	314,665	311	4,947			93	5,351
Stock-based compensation			3,784				3,784
Stock issued for acquisition	3,352,801	3,353	79,227				82,580
Balance at December 31, 2011	36,986,409	37,795	313,501	411,805	29,165	(17,683)	774,583
Net income				77,068			77,068
Other comprehensive income, net of tax					25,169		25,169
Dividends declared:							
Common, $1.06 per share				(41,855)			(41,855)
Common stock issued under employee stock plan, including tax benefits of $1,524	509,724	496	8,457			275	9,228
Stock-based compensation			3,668				3,668
Common stock issuance	2,129,800	2,130	52,787				54,917
Balance at December 31, 2012	39,625,933	$40,421	$378,413	$447,018	$54,334	($17,408)	$902,778

The accompanying notes are an integral part of the consolidated financial statements.

COMMUNITY BANK SYSTEM, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands of Dollars)

	Years Ended December 31,		
	2012	2011	2010
Operating activities:			
Net income	$77,068	$73,142	$63,320
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	11,482	11,374	10,219
Amortization of intangible assets	4,607	4,381	5,957
Net (accretion)/amortization of premiums & discounts on securities, loans and borrowings	(9,379)	(5,373)	2,249
Stock-based compensation	3,668	3,784	3,523
Provision for loan losses	9,108	4,736	7,205
Provision for deferred income taxes	12,032	12,942	9,199
Amortization of mortgage servicing rights	687	868	769
Income from bank-owned life insurance policies	(1,121)	(894)	(458)
(Gain) loss from sale of investment securities and debt extinguishments, net	(291)	61	0
Net loss (gain) on sale of loans and other assets	247	(422)	(1,032)
Net change in loans originated for sale	608	4,047	(309)
Change in other operating assets and liabilities	(292)	(14,268)	(3,554)
Net cash provided by operating activities	108,424	94,378	97,088
Investing activities:			
Proceeds from sales of available-for-sale investment securities	5,378	15,330	0
Proceeds from sales of other securities	278	1,032	1,201
Proceeds from maturities of held-to-maturity investment securities	28,340	65,062	76,081
Proceeds from maturities of available-for-sale investment securities	215,223	254,368	157,563
Purchases of held-to-maturity investment securities	(110,925)	(13,292)	(345,187)
Purchases of available-for-sale investment securities	(752,891)	(353,498)	(149,883)
Purchases of other securities	(615)	(2,908)	0
Net (increase) decrease in loans	(239,174)	16,078	68,691
Cash received for acquisitions, net of cash acquired of $5,510, $26,901, and $0, respectively	600,972	4,746	0
Purchases of premises and equipment	(10,846)	(9,613)	(15,716)
Net cash used in investing activities	(264,260)	(22,695)	(207,250)
Financing activities:			
Net change in noninterest checking, checking, and savings accounts	240,146	199,812	246,453
Net change in time deposits	(205,314)	(110,166)	(236,893)
Net change in borrowings, net of payments of $220, $25,938 and $26,318	(220)	(19,938)	(26,318)
Issuance of common stock	64,145	5,351	6,433
Cash dividends paid	(40,765)	(34,404)	(30,394)
Tax benefits from share-based payment arrangements	1,524	703	842
Net cash provided by (used in) financing activities	59,516	41,358	(39,877)
Change in cash and cash equivalents	(96,320)	113,041	(150,039)
Cash and cash equivalents at beginning of year	324,878	211,837	361,876
Cash and cash equivalents at end of year	$228,558	$324,878	$211,837
Supplemental disclosures of cash flow information:			
Cash paid for interest	$51,541	$61,564	$67,485
Cash paid for income taxes	16,462	20,810	12,630
Supplemental disclosures of noncash financing and investing activities:			
Dividends declared and unpaid	10,699	9,609	7,976
Transfers from loans to other real estate	5,059	5,186	3,839
Acquisitions:			
Fair value of assets acquired, excluding acquired cash and intangibles	165,885	815,824	0
Fair value of liabilities assumed	798,031	791,222	0

The accompanying notes are an integral part of the consolidated financial statements.

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Community Bank System, Inc. (the "Company") is a single bank holding company which wholly-owns five consolidated subsidiaries: Community Bank, N.A. (the "Bank"), Benefit Plans Administrative Services, Inc. ("BPAS"), CFSI Closeout Corp. ("CFSICC"), First of Jermyn Realty Co. ("FJRC"), and Town & Country Agency LLC ("T&C"). BPAS owns three subsidiaries, Benefit Plans Administrative Services LLC ("BPA"), Harbridge Consulting Group LLC ("Harbrdge"), and Hand Benefits & Trust, Inc. ("HB&T"), which owns two subsidiaries Hand Securities Inc. ("HSI"), and Flex Corporation ("Flex"). BPAS provides administration, consulting and actuarial services to sponsors of employee benefit plans. CFSICC, FJRC and T&C are inactive companies. The Company also wholly-owns two unconsolidated subsidiary business trusts formed for the purpose of issuing mandatorily-redeemable preferred securities which are considered Tier I capital under regulatory capital adequacy guidelines (see Note P).

As of December 31, 2012, the Bank operated 179 full service branches throughout 35 counties of Upstate New York, where it operates as Community Bank, N.A. and five counties of Northeastern Pennsylvania, where it is known as First Liberty Bank & Trust, offering a range of commercial and retail banking services. The Bank owns the following subsidiaries: CBNA Insurance Agency, Inc. ("CBNA Insurance"), CBNA Preferred Funding Corporation ("PFC"), CBNA Treasury Management Corporation ("TMC"), Community Investment Services, Inc. ("CISI"), First Liberty Service Corp. ("FLSC"), Nottingham Advisors, Inc. ("Nottingham"), Brilie Corporation ("Brilie"), and Western Catskill Realty, LLC ("WCR"). CBNA Insurance is a full-service insurance agency offering primarily property and casualty products. PFC primarily acts as an investor in residential real estate loans. TMC provides cash management, investment, and treasury services to the Bank. CISI provides broker-dealer and investment advisory services. FLSC provides banking-related services to the Pennsylvania branches of the Bank. Nottingham provides asset management services to individuals, corporate pension and profit sharing plans, and foundations. Brilie and WCR are inactive companies.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All inter-company accounts and transactions have been eliminated in consolidation.

Variable Interest Entities ("VIE") are required to be consolidated by a company if it is determined the company is the primary beneficiary of a VIE. The primary beneficiary of a VIE is the enterprise that has: (1) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance, and (2) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits of the VIE that could potentially be significant to the VIE. The Company's wholly-owned subsidiaries, Community Statutory Trust III and Community Capital Trust IV, are VIEs for which the Company is not the primary beneficiary. Accordingly, the accounts of these entities are not included in the Company's consolidated financial statements.

Critical Accounting Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Critical accounting estimates include the allowance for loan losses, actuarial assumptions associated with the pension, post-retirement and other employee benefit plans, the provision for income taxes, investment valuation and other-than-temporary impairment, the carrying value of goodwill and other intangible assets, and acquired loan valuations.

Risk and Uncertainties

In the normal course of its business, the Company encounters economic and regulatory risks. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different basis, from its interest-earning assets. The Company's primary credit risk is the risk of default on the Company's loan portfolio that results from the borrowers' inability or unwillingness to make contractually required payments. Market risk reflects potential changes in the value of collateral underlying loans, the fair value of investment securities, and loans held for sale.

The Company is subject to regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies which may subject it to further changes with respect to asset valuations, amounts of required loan loss allowances, and operating restrictions resulting from the regulators' judgments based on information available to them at the time of their examinations.

Revenue Recognition
The Company recognizes income on an accrual basis. CISI recognizes fee income when investment and insurance products are sold to customers. Nottingham provides asset management services to brokerage firms and clients and recognizes income ratably over the contract period during which service is performed. Revenue from BPA's administration and recordkeeping services is recognized ratably over the service contract period. Revenue from consulting and actuarial services is recognized when services are rendered. CBNA Insurance recognizes commission revenue at the later of the effective date of the insurance policy, or the date on which the policy premium is billed to the customer. At that date, the earnings process has been completed and the impact of refunds for policy cancellations can be reasonably estimated to establish reserves. The reserve for policy cancellations is based upon historical cancellation experience adjusted for known circumstances. All intercompany revenue and expense among related entities are eliminated in consolidation.

Cash and Cash Equivalents
For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and highly liquid investments with original maturities of less than ninety days. The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values.

Investment Securities
The Company has classified its investments in debt and equity securities as held-to-maturity or available-for-sale. Held-to-maturity securities are those for which the Company has the positive intent and ability to hold until maturity, and are reported at cost, which is adjusted for amortization of premiums and accretion of discounts. Securities not classified as held-to-maturity are classified as available-for-sale and are reported at fair value with net unrealized gains and losses reflected as a separate component of shareholders' equity, net of applicable income taxes. None of the Company's investment securities have been classified as trading securities at December 31, 2012. Certain equity securities are stated at cost and include restricted stock of the Federal Reserve Bank of New York and Federal Home Loan Bank of New York.

Fair values for investment securities are based upon quoted market prices, where available. If quoted market prices are not available, fair values are based upon quoted market prices of comparable instruments, or a discounted cash flow model using market estimates of interest rates and volatility.

The Company conducts an assessment of all securities in an unrealized loss position to determine if other-than-temporary impairment ("OTTI") exists on a quarterly basis. An unrealized loss exists when the current fair value of an individual security is less than its amortized cost basis. The OTTI assessment considers the security structure, recent security collateral performance metrics, if applicable, external credit ratings, failure of the issuer to make scheduled interest or principal payments, judgment about and expectations of future performance, and relevant independent industry research, analysis and forecasts. The severity of the impairment and the length of time the security has been impaired is also considered in the assessment. The assessment of whether an OTTI decline exists is performed on each security, regardless of the classification of the security as available-for-sale or held-to-maturity and involves a high degree of subjectivity and judgment that is based on the information available to management at a point in time.

An OTTI loss must be recognized for a debt security in an unrealized loss position if there is intent to sell the security or it is more likely than not the Company will be required to sell the security prior to recovery of its amortized cost basis. In this situation, the amount of loss recognized in income is equal to the difference between the fair value and the amortized cost basis of the security. Even if management does not have the intent, and it is not more likely than not that the Company will be required to sell the securities, an evaluation of the expected cash flows to be received is performed to determine if a credit loss has occurred. For debt securities, a critical component of the evaluation for OTTI is the identification of credit-impaired securities, where the Company does not expect to receive cash flows sufficient to recover the entire amortized cost basis of the security. In the event of a credit loss, only the amount of impairment associated with the credit loss would be recognized in income. The portion of the unrealized loss relating to other factors, such as liquidity conditions in the market or changes in market interest rates, is recorded in accumulated other comprehensive loss.

Equity securities are also evaluated to determine whether the unrealized loss is expected to be recoverable based on whether evidence exists to support a realizable value equal to or greater than the amortized cost basis. If it is probable that the amortized cost basis will not be recovered, taking into consideration the estimated recovery period and the ability to hold the equity security until recovery, OTTI is recognized in earnings equal to the difference between the fair value and the amortized cost basis of the security.

The specific identification method is used in determining the realized gains and losses on sales of investment securities and OTTI charges. Premiums and discounts on securities are amortized and accreted, respectively, on the interest method basis over the period to maturity or estimated life of the related security. Purchases and sales of securities are recognized on a trade date basis.

Derivative Financial Instruments
The Company has utilized interest rate swap agreements, considered to be cash flow hedges, as part of the management of interest rate risk to modify the repricing characteristics of certain portions of its portfolios of interest-bearing liabilities. These derivative instruments are required to be carried at fair value on the balance sheet.

Cash flow hedges are accounted for by recording the fair value of the derivative instrument on the balance sheet as either a freestanding asset or liability, with a corresponding offset recorded in other comprehensive income within shareholders' equity, net of income tax effect. Amounts are reclassified from other comprehensive income to the income statement in the period or periods the hedged transaction affects earnings. Derivative gains and losses not effective in hedging the expected cash flows of the hedged item are recognized immediately in the income statement. At the hedge's inception and at least quarterly thereafter, a formal assessment is performed to determine the effectiveness of the cash flow hedge. If it is determined that a derivative instrument has not been or will not continue to be highly effective as a hedge, hedge accounting is discontinued.

Loans
Loans are stated at unpaid principal balances, net of unearned income. Mortgage loans held for sale are carried at fair value and are included in loans held for sale. Fair values for variable rate loans that reprice frequently are based on carrying values. Fair values for fixed rate loans are estimated using discounted cash flows and interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying amount of accrued interest approximates its fair value.

Interest on loans is accrued and credited to operations based upon the principal amount outstanding. Nonrefundable loan fees and related direct costs are deferred and included in the loan balances where they are amortized over the life of the loan as an adjustment to loan yield using the effective yield method. Premiums and discounts on purchased loans are amortized using the effective yield method over the life of the loans.

Acquired Loans
Acquired loans are initially recorded at their acquisition date fair values. The carryover of allowance for loan losses is prohibited as any credit losses in the loans are included in the determination of the fair value of the loans at the acquisition date. Fair values for acquired loans are based on a discounted cash flow methodology that involves assumptions and judgments as to credit risk, prepayment risk, liquidity risk, default rates, loss severity, payment speeds, collateral values and discount rate.

For acquired loans that are not deemed impaired at acquisition, credit discounts representing principal losses expected over the life of the loan are a component of the initial fair value. Subsequent to the purchase date, the methods used to estimate the required allowance for loan losses for these loans is similar to originated loans. However, the company records a provision for loan losses only when the required allowance exceeds any remaining credit discount. The remaining differences between the purchase price and the unpaid principal balance at the date of acquisition are recorded in interest income over the life of the loan.

Acquired loans that have evidence of deterioration in credit quality since origination and for which it is probable, at acquisition, that the Company will be unable to collect all contractually required payments are accounted for as impaired loans under ASC 310-30. The excess of cash flows expected at acquisition over the estimated fair value is referred to as the accretable discount and is recognized into interest income over the remaining life of the loans. The difference between contractually required payments at acquisition and the cash flows expected to be collected at acquisition is referred to as the non-accretable discount. The non-accretable discount represents estimated future credit losses expected to be incurred over the life of the loan. Subsequent decreases to the expected cash flows require the Company to evaluate the need for an allowance for loan losses on these loans. Subsequent improvements in expected cash flows result in the reversal of a corresponding amount of the non-accretable discount which the Company then reclassifies as an accretable discount that is recognized into interest income over the remaining life of the loans using the interest method.

Acquired loans that met the criteria for non-accrual of interest prior to acquisition may be considered performing upon acquisition, regardless of whether the customer is contractually delinquent, if the Company can reasonably estimate the timing and amount of the expected cash flows on such loans and if the Company expects to fully collect the new carrying value of the loans. As such, the Company may no longer consider the loan to be non-accrual or non-performing and may accrue interest on these loans, including the impact of any accretable discount. For acquired loans that are not deemed impaired at acquisition, credit discounts representing the principal losses expected over the life of the loan are a component of the initial fair value and amortized over the life of the asset. Subsequent to the purchase date, the methods utilized to estimate the required allowance for loan losses for these loans is similar to originated loans, however, the Company records a provision for loan losses only when the required allowance exceeds any remaining pooled discounts for loans evaluated collectively for impairment.

Impaired and Other Nonaccrual Loans
The Company places a loan on nonaccrual status when the loan becomes ninety days past due (or sooner, if management concludes collection is doubtful), except when, in the opinion of management, it is well-collateralized and in the process of collection. A loan may be placed on nonaccrual status earlier than ninety days past due if there is deterioration in the financial position of the borrower or if other conditions of the loan so warrant. When a loan is placed on nonaccrual status, uncollected accrued interest is reversed against interest income and the amortization of nonrefundable loan fees and related direct costs is discontinued. Interest income during the period the loan is on nonaccrual status is recorded on a cash basis after recovery of principal is reasonably assured. Nonaccrual loans are returned to accrual status when management determines that the borrower's performance has improved and that both principal and interest are collectible. This generally requires a sustained period of timely principal and interest payments and a well-documented credit evaluation of the borrower's financial condition.

A loan is considered modified in a troubled debt restructuring ("TDR") when, due to a borrower's financial difficulties, the Company makes a concession(s) to the borrower that it would not otherwise consider. These modifications may include, among others, an extension for the term of the loan, or granting a period when interest–only payments can be made with the principal payments and interest caught up over the remaining term of the loan or at maturity. Generally, a nonaccrual loan that has been modified in a TDR remains on nonaccrual status for a period of twelve months to demonstrate that the borrower is able to meet the terms of the modified loan. If the borrower's ability to meet the revised payment schedule is uncertain, the loan remains on nonaccrual status.

During 2012, new regulatory guidance was issued by the OCC addressing the accounting of certain loans that have been discharged in Chapter 7 bankruptcy. In accordance with this new guidance, loans that have been discharged in Chapter 7 bankruptcy but not reaffirmed by the borrower are classified as TDRs, irrespective of payment history or delinquency status, even if the repayment terms for the loan have not been otherwise modified. The Company's lien position against the underlying collateral remains unchanged. Pursuant to that guidance, the Company records a charge-off equal to any portion of the carrying value that exceeds the net realizable value of the collateral.

Commercial loans greater than $0.5 million are evaluated individually for impairment. A loan is considered impaired, based on current information and events, if it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The measurement of impaired loans is generally based upon the present value of expected future cash flows or the fair value of the collateral, if the loan is collateral-dependent.

The Company's charge-off policy by loan type is as follows:

- Business lending loans are generally charged-off to the extent outstanding principal exceeds the fair value of estimated proceeds from collection efforts, including liquidation of collateral. The charge-off is recognized when the loss becomes reasonably quantifiable.
- Consumer installment loans are generally charged-off to the extent outstanding principal balance exceeds the fair value of collateral, and are recognized by the end of the month in which the loan becomes 90 days past due.
- Consumer mortgage and home equity loans are generally charged-off to the extent outstanding principal exceeds the fair value of the property, less estimated costs to sell, and are recognized when the loan becomes 180 days past due.

Allowance for Loan Losses
Management continually evaluates the credit quality of the Company's loan portfolio, and performs a formal review of the adequacy of the allowance for loan losses on a quarterly basis. The allowance reflects management's best estimate of probable losses inherent in the loan portfolio. Determination of the allowance is subjective in nature and requires significant estimates. The Company's allowance methodology consists of two broad components - general and specific loan loss allocations.

The general loan loss allocation is composed of two calculations that are computed on five main loan segments: business lending, consumer installment - direct, consumer installment - indirect, home equity and consumer mortgage. The first calculation determines an allowance level based on the latest 36 months of historical net charge-off data for each loan class (commercial loans exclude balances with specific loan loss allocations). The second calculation is qualitative and takes into consideration eight qualitative environmental factors: levels and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards, and other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and other relevant staff; national and local economic trends and conditions; industry conditions; and effects of changes in credit concentrations. These two calculations are added together to determine the general loan loss allocation. The specific loan loss allocation relates to individual commercial loans that are both greater than $0.5 million and in a nonaccruing status with respect to interest. Specific losses are based on discounted estimated cash flows, including any cash flows resulting from the conversion of collateral or collateral shortfalls. The allowance levels computed from the specific and general loan loss allocation methods are combined with unallocated allowances and allowances needed for acquired loans, if any, to derive the total required allowance for loan losses to be reflected on the Consolidated Statement of Condition.

Loan losses are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for loan losses is charged to operations based on management's periodic evaluation of factors previously mentioned.

Intangible Assets
Intangible assets include core deposit intangibles, customer relationship intangibles and goodwill arising from acquisitions. Core deposit intangibles and customer relationship intangibles are amortized on either an accelerated or straight-line basis over periods ranging from 7 to 20 years. The initial and ongoing carrying value of goodwill and other intangible assets is based upon discounted cash flow modeling techniques that require management to make estimates regarding the amount and timing of expected future cash flows. It also requires use of a discount rate that reflects the current return requirements of the market in relation to present risk-free interest rates, required equity market premiums, peer volatility indicators, and company-specific risk indicators.

The Company evaluates goodwill for impairment on an annual basis, or more often if events or circumstances indicate there may be impairment. The implied fair value of a reporting unit's goodwill is compared to its carrying amount and the impairment loss is measured by the excess of the carrying value over fair value. The fair value of each reporting unit is compared to the carrying amount of that reporting unit in order to determine if impairment is indicated.

Premises and Equipment
Premises and equipment are stated at cost less accumulated depreciation. Computer software costs that are capitalized only include external direct costs of obtaining and installing the software. The Company has not developed any internal use software. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Useful lives range from five to ten years for equipment; three to seven years for software and hardware; and 10 to 40 years for building and building improvements. Land improvements are depreciated over 15 years and leasehold improvements are amortized over the shorter of the term of the respective lease plus any optional renewal periods that are reasonably assured or life of the asset. Maintenance and repairs are charged to expense as incurred.

Other Real Estate
Other real estate owned is comprised of properties acquired through foreclosure, or by deed in lieu of foreclosure. These assets are carried at fair value less estimated costs of disposal. At foreclosure, if the fair value, less estimated costs to sell, of the real estate acquired is less than the Company's recorded investment in the related loan, a write-down is recognized through a charge to the allowance for loan losses. Any subsequent reduction in value is recognized by a charge to income. Operating costs associated with the properties are charged to expense as incurred. At December 31, 2012 and 2011, other real estate amounted to $4.8 million and $2.7 million, respectively, and is included in other assets.

Mortgage Servicing Rights
Originated mortgage servicing rights are recorded at their fair value at the time of sale of the underlying loan, and are amortized in proportion to and over the period of estimated net servicing income or loss. The Company uses a valuation model that calculates the present value of future cash flows to determine the fair value of servicing rights. In using this valuation method, the Company incorporates assumptions that market participants would use in estimating future net servicing income, which includes estimates of the servicing cost per loan, the discount rate, and prepayment speeds. The carrying value of the originated mortgage servicing rights is included in other assets and is evaluated quarterly for impairment using these same market assumptions.

Treasury Stock
Repurchases of shares of the Company's common stock are recorded at cost as a reduction of shareholders' equity. Reissuance of shares of treasury stock is recorded at average cost.

Income Taxes
The Company and its subsidiaries file a consolidated federal income tax return. Provisions for income taxes are based on taxes currently payable or refundable as well as deferred taxes that are based on temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are reported in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled.

Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority having full knowledge of all relevant information. A tax position meeting the more-likely-than-not recognition threshold should be measured at the largest amount of benefit for which the likelihood of realization upon ultimate settlement exceeds 50 percent.

Retirement Benefits
The Company provides defined benefit pension benefits to eligible employees and post-retirement health and life insurance benefits to certain eligible retirees. The Company also provides deferred compensation and supplemental executive retirement plans for selected current and former employees, officers, and directors. Expense under these plans is charged to current operations and consists of several components of net periodic benefit cost based on various actuarial assumptions regarding future experience under the plans, including discount rate, rate of future compensation increases and expected return on plan assets.

Assets Under Management or Administration
Assets held in fiduciary or agency capacities for customers are not included in the accompanying consolidated statements of condition as they are not assets of the Company. All fees associated with providing asset management services are recorded on an accrual basis of accounting and are included in noninterest income.

Advertising
Advertising costs amounting to approximately $2.5 million, $2.3 million and $2.0 million for the years ending December 31, 2012, 2011 and 2010, respectively, are nondirect response in nature and expensed as incurred.

Earnings Per Share
Using the two-class method, basic earnings per common share is computed based upon net income available to common shareholders divided by the weighted average number of common shares outstanding during each period, which excludes the outstanding unvested restricted stock as they contain nonforfeitable rights to dividends. Diluted earnings per share is computed using the weighted average number of common shares determined for the basic earnings per common share computation plus the dilutive effect of stock options using the treasury stock method. Stock options where the exercise price is greater than the average market price of common shares were not included in the computation of earnings per diluted share as they would have been anti-dilutive.

Stock-based Compensation
Companies are required to measure and record compensation expense for stock options and other share-based payments on the instruments' fair value on the date of grant. The Company uses the modified prospective method. Under this method, expense is recognized for awards that are granted, modified, or settled after December 31, 2005, as well as for unvested awards that were granted prior to January 1, 2006. Stock-based compensation expense is recognized ratably over the requisite service period for all awards (see Note L).

Fair Values of Financial Instruments
The Company determines fair values based on quoted market values where available or on estimates using present values or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Certain financial instruments and all nonfinancial instruments are excluded from this disclosure requirement. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company. The fair values of investment securities, loans, deposits, and borrowings have been disclosed in Note R.

Reclassifications
Certain reclassifications have been made to prior years' balances to conform to the current year presentation.

New Accounting Pronouncements
In February 2013, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2013-02, *Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.* This new guidance requires disclosure of amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present either on the face of the statement of operations or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required to be reclassified to net income in its entirety in the same reporting period. For amounts not reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional detail about those amounts. This guidance is effective prospectively for the Company for annual and interim periods beginning January 1, 2013. The Company will comply with the disclosure requirements of this guidance for the quarter ending March 31, 2013.

NOTE B: ACQUISITIONS

On September 7, 2012, the "Bank" completed its acquisition of three branches in Western New York from First Niagara Bank, N.A. ("First Niagara"), acquiring approximately $54 million of loans and $101 million of deposits. The assumed deposits consist primarily of core deposits (checking, savings and money market accounts) and the purchased loans consist of in-market performing loans, primarily residential real estate loans. Under the terms of the purchase agreement, the Bank paid a blended deposit premium of 3.1%, or approximately $3 million. The effects of the acquired assets and liabilities have been included in the consolidated financial statements since that date.

On July 20, 2012, the Bank completed its acquisition of 16 retail branches in Central, Northern and Western New York from HSBC Bank USA, N.A. ("HSBC"), acquiring approximately $106 million in loans and $697 million of deposits. The assumed deposits consist primarily of core deposits (checking, savings and money markets accounts) and the purchased loans consist of in-market performing loans, primarily residential real estate loans. Under the terms of the purchase agreement, the Bank paid First Niagara (who acquired HSBC's Upstate New York banking business and assigned its right to purchase the 16 branches to the Bank) a blended deposit premium of 3.4%, or approximately $24 million. The effects of the acquired assets and liabilities have been included in the consolidated financial statements since that date.

On November 30, 2011 the Company, through its BPAS subsidiary, acquired certain assets and liabilities of CAI Benefits, Inc. ("CAI"), a provider of actuarial, consulting and retirement plan administration services, with offices in New York City and Northern New Jersey. The Company acquired $1.4 million of assets and $0.2 million of liabilities. The results of CAI's operations have been included in the consolidated financial statements since that date. The transaction adds valuable service capacity and enhances distribution prospects in support of the Company's broader-based employee benefits business, including daily valuation plan and collective investment fund administration.

On April 8, 2011, the Company acquired The Wilber Corporation ("Wilber"), parent company of Wilber National Bank, for approximately $103 million in stock and cash, comprised of $20.4 million in cash and the issuance of 3.35 million additional shares of the Company's common stock. Based in Oneonta, New York, Wilber operated 22 branches in the Central, Greater Capital District, and Catskill regions of Upstate New York. Wilber was merged into the Company and Wilber National Bank was merged into the Bank. The Company acquired $462.3 million of loans, $297.6 million of investments, $771.6 million of deposits, and $19.7 million of borrowings. The results of Wilber's operations have been included in the Company's financial statements since that date.

The assets and liabilities assumed in the acquisitions were recorded at their estimated fair values based on management's best estimates using information available at the dates of the acquisition, and are subject to adjustment based on updated information not available at the time of acquisition. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed.

(000s omitted)	2012	2011
Consideration paid (received):		
Community Bank System, Inc. common stock	$0	$82,580
Cash	(595,462)	22,155
Total net consideration paid (received)	(595,462)	104,735
Recognized amounts of identifiable assets acquired and liabilities assumed:		
Cash and cash equivalents	5,510	26,901
Investment securities	0	297,573
Loans	160,116	462,334
Premises and equipment	4,941	6,360
Accrued interest receivable	588	2,615
Other assets and liabilities, net	171	46,942
Core deposit intangibles	6,521	4,016
Other intangibles	0	1,858
Deposits	(797,962)	(771,554)
Borrowings	0	(19,668)
Total identifiable assets (liabilities), net	(620,115)	57,377
Goodwill	$24,653	$ 47,358

Acquired loans that have evidence of deterioration in credit quality since origination and for which it is probable, at acquisition, that the Company will be unable to collect all contractually required payments were aggregated by comparable characteristics and recorded at fair value without a carryover of the related allowance for loan losses. Cash flows for each loan were determined using an estimate of credit losses and an estimated rate of prepayments. Projected monthly cash flows were then discounted to present value using a market-based discount rate. The excess of the undiscounted expected cash flows over the estimated fair value is referred to as the "accretable yield" and is recognized into interest income over the remaining lives of the acquired loans.

The following is a summary of the loans acquired in the Wilber acquisition at the date of acquisition:

(000's omitted)	Acquired Impaired Loans	Acquired Non-Impaired Loans	Total Acquired Loans
Contractually required principal and interest at acquisition	$41,730	$680,516	$722,246
Contractual cash flows not expected to be collected	(20,061)	(31,115)	(51,176)
Expected cash flows at acquisition	21,669	649,401	671,070
Interest component of expected cash flows	(2,509)	(206,227)	(208,736)
Fair value of acquired loans	$19,160	$443,174	$462,334

The following is a summary of the loans acquired from HSBC and First Niagara at the date of acquisition:

(000's omitted)	Acquired Impaired Loans	Acquired Non-Impaired Loans	Total Acquired Loans
Contractually required principal and interest at acquisition	$0	$201,745	$201,745
Contractual cash flows not expected to be collected	0	(3,555)	(3,555)
Expected cash flows at acquisition	0	198,190	198,190
Interest component of expected cash flows	0	(38,074)	(38,074)
Fair value of acquired loans	$0	$160,116	$160,116

The fair value of checking, savings and money market deposit accounts acquired were assumed to approximate the carrying value as these accounts have no stated maturity and are payable on demand. Certificate of deposit accounts were valued as the present value of the certificates' expected contractual payments discounted at market rates for similar certificates.

The core deposit intangible and other intangible related to the HSBC, Wilber, and CAI acquisition are being amortized using an accelerated method over their estimated useful life of approximately eight to ten years. The goodwill, which is not amortized for book purposes, was assigned to the Banking segment for the First Niagara, HSBC and Wilber acquisitions and to the Other segment for the CAI acquisition. The goodwill arising from the Wilber acquisition is not deductible for tax purposes while the goodwill arising from the CAI, HSBC branch and First Niagara branch acquisitions is deductible for tax purposes.

Direct costs related to the acquisitions were expensed as incurred. Merger and acquisition integration-related expenses amount to $5.7 million and $4.8 million during 2012 and 2011, respectively, and have been separately stated in the Consolidated Statements of Income.

Supplemental pro forma financial information related to the HSBC and First Niagara acquisitions has not been provided as it would be impracticable to do so. Historical financial information regarding the acquired branches is not accessible and thus the amounts would require estimates so significant as to render the disclosure irrelevant.

NOTE C: INVESTMENT SECURITIES

The amortized cost and estimated fair value of investment securities as of December 31 are as follows:

	2012				2011			
(000's omitted)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Held-to-Maturity Portfolio:								
U.S. Treasury and agency securities	$548,634	$59,081	$0	$607,715	$448,260	$56,800	$0	$505,060
Obligations of state and political subdivisions	65,742	5,850	0	71,592	69,623	5,088	0	74,711
Government agency mortgage-backed securities	20,578	1,079	0	21,657	35,576	2,452	0	38,028
Corporate debt securities	2,924	53	0	2,977	0	0	0	0
Other securities	16	0	0	16	36	0	0	36
Total held-to-maturity portfolio	$637,894	$66,063	$0	$703,957	$553,495	$64,340	$0	617,835
Available-for-Sale Portfolio:								
U.S. Treasury and agency securities	$988,217	$91,040	$0	$1,079,257	$463,922	$56,626	$0	$520,548
Obligations of state and political subdivisions	629,883	33,070	61	662,892	543,527	29,721	236	573,012
Government agency mortgage-backed securities	253,013	16,989	51	269,951	310,541	20,840	2	331,379
Pooled trust preferred securities	61,979	0	12,379	49,600	68,115	0	24,269	43,846
Government agency collateralized mortgage obligations	32,359	1,579	3	33,935	45,481	1,572	110	46,943
Corporate debt securities	24,136	1,265	44	25,357	21,495	1,360	0	22,855
Marketable equity securities	351	94	43	402	380	92	82	390
Total available-for-sale portfolio	$1,989,938	$144,037	$12,581	$2,121,394	$1,453,461	$110,211	$24,699	$1,538,973
Other Securities:								
Federal Home Loan Bank common stock	$38,111			$38,111	$38,343			$38,343
Federal Reserve Bank common stock	16,050			16,050	15,451			15,451
Other equity securities	5,078			5,078	5,108			5,108
Total other securities	$59,239			$59,239	$58,902			$58,902

A summary of investment securities that have been in a continuous unrealized loss position for less than or greater than twelve months is as follows:

As of December 31, 2012

	Less than 12 Months			12 Months or Longer			Total		
(000's omitted)	#	Fair Value	Gross Unrealized Losses	#	Fair Value	Gross Unrealized Losses	#	Fair Value	Gross Unrealized Losses
Available-for-Sale Portfolio:									
Obligations of state and political subdivisions	19	$11,503	$61	0	0	0	19	$11,503	$61
Pooled trust preferred securities	0	0	0	3	49,600	12,379	3	49,600	12,379
Government agency mortgage-backed securities	8	14,354	51	0	0	0	8	14,354	51
Corporate debt securities	1	2,905	44	0	0	0	1	2,905	44
Government agency collateralized mortgage obligations	4	426	2	2	1,041	1	6	1,467	3
Marketable equity securities	0	0	0	1	158	43	1	158	43
Total available-for-sale/investment portfolio	32	$29,188	$158	6	$50,799	$12,423	38	$79,987	$12,581

As of December 31, 2011

	Less than 12 Months			12 Months or Longer			Total		
(000's omitted)	#	Fair Value	Gross Unrealized Losses	#	Fair Value	Gross Unrealized Losses	#	Fair Value	Gross Unrealized Losses
Available-for-Sale Portfolio:									
Obligations of state and political subdivisions	2	$211	$0	6	$6,038	$236	8	$6,249	$236
Pooled trust preferred securities	0	0	0	3	43,019	24,269	3	43,019	24,269
Government agency mortgage-backed securities	3	2,415	2	0	0	0	3	2,415	2
Government agency collateralized mortgage obligations	17	6,648	110	0	0	0	17	6,648	110
Marketable equity securities	1	123	78	3	12	4	4	135	82
Total available-for-sale/investment portfolio	23	$9,397	$190	12	$49,069	$24,509	35	$58,466	$24,699

Included in the available-for-sale portfolio are pooled trust preferred, class A-1 securities with a current total par value of $63.3 million and unrealized losses of $12.4 million at December 31, 2012. The underlying collateral of these assets is principally trust-preferred securities of smaller regional banks and insurance companies. The Company's securities are in the super-senior cash flow tranche of the investment pools. All other tranches in these pools will incur losses before this super-senior tranche is impacted. As of December 31, 2012, an additional 39% - 43% of the underlying collateral in these securities would have to be in deferral or default concurrently to result in the expectation of non-receipt of contractual cash flows.

A detailed review of the pooled trust preferred securities was completed as of December 31, 2012 and management concluded that it does not believe any individual unrealized loss represents an other-than-temporary impairment. This review included an analysis of collateral reports, a cash flow analysis, including varying degrees of projected deferral/default scenarios, and a review of various financial ratios of the underlying issuers. Based on the analysis performed, significant further deferral/defaults and further erosion in other underlying performance conditions would have to exist before the Company would incur a loss. To date, the Company has received all scheduled principal and interest payments and expects to fully collect all future contractual principal and interest payments. The Company does not intend to sell the securities nor is it more likely than not that the Company will be required to sell the securities. Subsequent changes in market or credit conditions could change those evaluations.

Management does not believe any individual unrealized loss as of December 31, 2012 represents OTTI. The unrealized losses reported pertaining to government guaranteed mortgage-backed securities relate primarily to securities issued by GNMA, FNMA and FHLMC, which are currently rated AAA by Moody's Investor Services, AA+ by Standard & Poor's and are guaranteed by the U.S. government. The obligations of state and political subdivisions are general purpose debt obligations of various states and political subdivisions. The majority of the obligations of state and political subdivisions carry a credit rating of A or better, as well as, a secondary level of credit enhancement. The unrealized losses in the portfolios are primarily attributable to changes in interest rates. The Company does not intend to sell these securities, nor is it more likely than not that the Company will be required to sell these securities prior to recovery of the amortized cost.

The amortized cost and estimated fair value of debt securities at December 31, 2012, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date are shown separately.

	Held-to-Maturity		Available-for-Sale	
(000's omitted)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$18,502	$18,788	$40,414	$41,087
Due after one through five years	269,860	297,891	256,477	279,179
Due after five years through ten years	274,760	304,847	945,139	1,009,240
Due after ten years	54,194	60,774	462,185	487,600
Subtotal	617,316	682,300	1,704,215	1,817,106
Government agency mortgage-backed securities	20,578	21,657	253,013	269,951
Government agency collateralized mortgage obligations	0	0	32,359	33,935
Total	$637,894	$703,957	$1,989,587	$2,120,992

Cash flow information on investment securities for the years ended December 31 is as follows:

(000's omitted)	2012	2011	2010
Gross gains on sales of investment securities	$350	$349	$0
Gross losses on sales of investment securities	59	319	0
Proceeds from the maturities of mortgage-backed securities and CMO's	109,843	97,224	93,171
Purchases of mortgage-backed securities and CMO's	26,292	253,378	9,132

Investment securities with a carrying value of $1.176 billion and $1.015 billion at December 31, 2012 and 2011, respectively, were pledged to collateralize certain deposits and borrowings.

NOTE D: LOANS

The segments of the Company's loan portfolio are disaggregated into the following classes that allow management to monitor risk and performance:

- Consumer mortgages - consist primarily of fixed rate residential instruments, typically 15 – 30 years in contractual term, secured by first liens on real property.
- Business lending - is comprised of general purpose commercial and industrial loans including, but not limited to agricultural-related and dealer floor plans, as well as mortgages on commercial property.
- Consumer indirect - consists primarily of installment loans originated through selected dealerships and are secured by automobiles, marine and other recreational vehicles.
- Consumer direct - all other loans to consumers such as personal installment loans and lines of credit.
- Home equity products - are consumer purpose installment loans or lines of credit most often secured by a first or second lien position on residential real estate with terms of 15 years or less.

The balance of these classes at December 31 are summarized as follows:

(000's omitted)	2012	2011
Consumer mortgage	$1,448,415	$1,214,621
Business lending	1,233,944	1,226,439
Consumer indirect	647,518	556,955
Consumer direct	171,474	149,170
Home equity	364,225	323,840
Gross loans, including net deferred origination costs	3,865,576	3,471,025
Allowance for loan losses	(42,888)	(42,213)
Loans, net of allowance for loan losses	$3,822,688	$3,428,812

The Company had approximately $16.5 million and $13.7 million of net deferred loan origination costs as of December 31, 2012 and 2011, respectively.

Certain directors and executive officers of the Company, as well as associates of such persons, are loan customers. Loans to these individuals were made in the ordinary course of business under normal credit terms and do not have more than a normal risk of collection. Following is a summary of the aggregate amount of such loans during 2012 and 2011.

(000's omitted)	2012	2011
Balance at beginning of year	$11,550	$18,765
New loans	2,259	2,690
Payments	(5,517)	(9,905)
Balance at end of year	$8,292	$11,550

Acquired loans

Acquired loans are recorded at fair value as of the date of purchase with no allowance for loan loss. As discussed in Note B (Acquisitions), the company acquired loans of $54 million on September 7, 2012 in its acquisition of First Niagara branches, $106 million on July 20, 2012 in its HSBC branch acquisition, and $462 million on April 8, 2011 in its acquisition of Wilber. The outstanding principal balance and the related carrying amount of acquired loans included in the Consolidated Statement of Condition at December 31 are as follows:

(000's omitted)	2012	2011
Credit impaired acquired loans:		
Outstanding principal balance	$19,940	$24,819
Carrying amount	13,761	17,428
Non-impaired acquired loans:		
Outstanding principal balance	449,739	396,014
Carrying amount	433,594	378,118
Total acquired loans:		
Outstanding principal balance	469,679	420,833
Carrying amount	447,355	395,546

The outstanding balance, including contractual principal and interest, related to credit impaired acquired loans was $22.4 million and $25.9 million at December 31, 2012 and 2011, respectively. The changes in the accretable discount related to the credit impaired acquired loans are as follows:

(000's omitted)	2012	2011
Balance at beginning of year	$2,610	$0
Acquisition	0	2,509
Accretion recognized, to-date	(1,418)	(844)
Net reclassification to accretable from nonaccretable	578	945
Balance at end of year	$1,770	$2,610

Credit Quality

Management monitors the credit quality of its loan portfolio on an ongoing basis. Measurement of delinquency and past due status are based on the contractual terms of each loan. Past due loans are reviewed on a monthly basis to identify loans for non-accrual status. The following is an aged analysis of the Company's past due loans by class as of December 31, 2012:

Legacy Loans (excludes loans acquired after January 1, 2009)

(000's omitted)	Past Due 30 - 89 days	90+ Days Past Due and Still Accruing	Nonaccrual	Total Past Due	Current	Total Loans
Consumer mortgage	$16,334	$1,553	$8,866	$26,753	$1,318,534	$1,345,287
Business lending	6,012	167	12,010	18,189	984,665	1,002,854
Consumer indirect	9,743	73	0	9,816	627,541	637,357
Consumer direct	1,725	71	8	1,804	154,462	156,266
Home equity	4,124	491	1,044	5,659	270,798	276,457
Total	$37,938	$2,355	$21,928	$62,221	$3,356,000	$3,418,221

Acquired Loans (includes loans acquired after January 1, 2009)

(000's omitted)	Past Due 30 - 89 days	90+ Days Past Due and Still Accruing	Nonaccrual	Total Past Due	Acquired Impaired[1]	Current	Total Loans
Consumer mortgage	$1,726	$265	$2,420	$4,411	$0	$98,717	$103,128
Business lending	3,665	80	1,681	5,426	13,761	211,903	231,090
Consumer indirect	434	0	0	434	0	9,727	10,161
Consumer direct	470	0	0	470	0	14,738	15,208
Home equity	959	48	331	1,338	0	86,430	87,768
Total	$7,254	$393	$4,432	$12,079	$13,761	$421,515	$447,355

(1) Acquired impaired loans were not classified as nonperforming assets as the loans are considered to be performing under ASC 310-30. As a result interest income, through the accretion of the difference between the carrying amount of the loans and the expected cashflows, is being recognized on acquired impaired loans.

The following is an aged analysis of the Company's past due loans by class as of December 31, 2011:

Legacy Loans (excludes loans acquired after January 1, 2009)

(000's omitted)	Past Due 30 - 89 days	90+ Days Past Due and Still Accruing	Nonaccrual	Total Past Due	Current	Total Loans
Consumer mortgage	$16,026	$2,144	$5,755	$23,925	$1,111,795	$1,135,720
Business lending	4,799	389	10,966	16,154	953,745	969,899
Consumer indirect	8,847	32	0	8,879	527,030	535,909
Consumer direct	1,912	95	0	2,007	138,500	140,507
Home equity	2,269	218	864	3,351	290,093	293,444
Total	$33,853	$2,878	$17,585	$54,316	$3,021,163	$3,075,479

Acquired Loans (includes loans acquired after January 1, 2009)

(000's omitted)	Past Due 30 - 89 days	90+ Days Past Due and Still Accruing	Nonaccrual	Total Past Due	Acquired Impaired[1]	Current	Total Loans
Consumer mortgage	$985	$27	$765	$1,777	$0	$77,124	$78,901
Business lending	3,473	10	9,592	13,075	17,428	226,037	256,540
Consumer indirect	737	0	2	739	0	20,307	21,046
Consumer direct	167	0	0	167	0	8,496	8,663
Home equity	465	175	341	981	0	29,415	30,396
Total	$5,827	$212	$10,700	$16,739	$17,428	$361,379	$395,546

(1) Acquired impaired loans were not classified as nonperforming assets as the loans are considered to be performing under ASC 310-30. As a result interest income, through the accretion of the difference between the carrying amount of the loans and the expected cashflows, is being recognized on all acquired impaired loans.

The Company uses several credit quality indicators to assess credit risk in an ongoing manner. The Company's primary credit quality indicator for its business lending portfolio is an internal credit risk rating system that categorizes loans as "pass", "special mention", or "classified". Credit risk ratings are applied individually to those classes of loans that have significant or unique credit characteristics that benefit from a case-by-case evaluation. In general, the following are the definitions of the Company's credit quality indicators:

Pass	The condition of the borrower and the performance of the loans are satisfactory or better.
Special mention	The condition of the borrower has deteriorated although the loan performs as agreed.
Classified	The condition of the borrower has significantly deteriorated and the performance of the loan could further deteriorate if deficiencies are not corrected.
Doubtful	The condition of the borrower has deteriorated to the point that collection of the balance is improbable based on currently facts and conditions.

The following table shows the amount of business lending loans by credit quality category:

	December 31, 2012			December 31, 2011		
(000's omitted)	Legacy	Acquired	Total	Legacy	Acquired	Total
Pass	$818,469	$144,869	$963,338	$732,873	$157,494	$890,367
Special mention	92,739	32,328	125,067	118,800	47,890	166,690
Classified	90,035	40,132	130,167	118,226	33,728	151,954
Doubtful	1,611	0	1,611	0	0	0
Acquired impaired	0	13,761	13,761	0	17,428	17,428
Total	$1,002,854	$231,090	$1,233,944	$969,899	$256,540	$1,226,439

All other loans are underwritten and structured using standardized criteria and characteristics, primarily payment performance, and are normally risk rated and monitored collectively on a monthly basis. These are typically loans to individuals in the consumer categories and are delineated as either performing or nonperforming. Performing loans include current, 30 – 89 days past due and acquired impaired loans. Nonperforming loans include 90+ days past due and still accruing and nonaccrual loans.

The following tables detail the balances in all loan categories except for business lending at December 31, 2012:

Legacy loans (excludes loans acquired after January 1, 2009)

(000's omitted)	Consumer Mortgage	Consumer Indirect	Consumer Direct	Home Equity	Total
Performing	$1,334,868	$637,284	$156,187	$274,922	$2,403,261
Nonperforming	10,419	73	79	1,535	12,106
Total	$1,345,287	$637,357	$156,266	$276,457	$2,415,367

Acquired loans (includes loans acquired after January 1, 2009)

(000's omitted)	Consumer Mortgage	Consumer Indirect	Consumer Direct	Home Equity	Total
Performing	$100,443	$10,161	$15,208	$87,389	$213,201
Nonperforming	2,685	0	0	379	3,064
Total	$103,128	$10,161	$15,208	$87,768	$216,265

The following table details the balances in all other loan categories at December 31, 2011:

Legacy loans (excludes loans acquired after January 1, 2009)

(000's omitted)	Consumer Mortgage	Consumer Indirect	Consumer Direct	Home Equity	Total
Performing	$1,127,821	$535,877	$140,412	$292,362	$2,096,472
Nonperforming	7,899	32	95	1,082	9,108
Total	$1,135,720	$535,909	$140,507	$293,444	$2,105,580

Acquired loans (includes loans acquired after January 1, 2009

(000's omitted)	Consumer Mortgage	Consumer Indirect	Consumer Direct	Home Equity	Total
Performing	$78,109	$21,044	$8,663	$29,880	$137,696
Nonperforming	792	2	0	516	1,310
Total	$78,901	$21,046	$8,663	$30,396	$139,006

All loan classes are collectively evaluated for impairment except business lending, as described in Note A. A summary of impaired loans, excluding purchased impaired, as of December 31, 2012 and 2011 are summarized as follows:

(000's omitted)	2012	2011
Loans with reserve	$1,611	$4,118
Loans without reserve	7,798	2,308
Carrying balance	9,409	6,426
Contractual balance	12,804	8,527
Specifically allocated allowance	800	895
Average impaired loans	19,787	5,652
Interest income recognized	185	314

Loans are considered modified in a TDR when, due to a borrower's financial difficulties, the Company makes a concession(s) to the borrower that it would not otherwise consider. These modifications primarily include, among others, an extension of the term of the loan or granting a period with reduced or no principal and/or interest payments that can be caught up with payments made over the remaining term of the loan or at maturity. During 2012, clarified guidance was issued by the OCC addressing the accounting for certain loans that have been discharged in Chapter 7 bankruptcy. In accordance with this clarified guidance, loans that have been discharged in Chapter 7 bankruptcy, but not reaffirmed by the borrower, are classified as TDRs, irrespective of payment history or delinquency status, even if the repayment terms for the loan have not been otherwise modified. The Company's lien position against the underlying collateral remains unchanged. Pursuant to that guidance, the Company records a charge-off equal to any portion of the carrying value that exceeds the net realizable value of the collateral. The amount of loss incurred in 2012 was immaterial. In previous reporting periods, such loans were classified as TDRs only if there had been a change in contractual payment terms that represented a concession to the borrower. The impact on prior periods was determined to be immaterial and therefore, prior period disclosure has not been made.

Commercial loans greater than $0.5 million are individually evaluated for impairment, and if necessary, a specific allocation of the allowance for loan losses is provided. Included in the impaired loan balances above was one TDR totaling $2.0 million with a specific reserve of $0.8 million. TDRs less than $0.5 million are collectively included in the general loan loss allocation and the qualitative review if necessary.

As stated above, prior periods have not been restated for TDRs related to Chapter 7 bankruptcy. Information regarding troubled debt restructurings as of December 31, 2012 is as follows:

	December 31, 2012					
(000's omitted)	Nonaccrual		Accruing[1]		Total	
	#	Amount	#	Amount	#	Amount
Consumer mortgage	3	$160	45	$2,074	48	$2,234
Business lending	10	3,046	0	0	10	3,046
Consumer indirect	0	0	106	718	106	718
Consumer direct	0	0	19	116	19	116
Home equity	5	70	19	266	24	336
Total	18	$3,276	189	$3,174	207	$6,450

The following table presents information related to loans modified in a TDR during the year ended December 31, 2012. The table does not include loans that became a TDR in years prior to 2012 because of a Chapter 7 bankruptcy discharge.

	December 31, 2012	
(000's omitted)	#	Amount
Consumer mortgage	23	$1,176
Business lending	9	2,709
Consumer indirect	47	281
Consumer direct	13	95
Home equity	12	126
Total	104	$4,387

Allowance for Loan Losses

The allowance for loan losses is general in nature and is available to absorb losses from any loan type despite the analysis below. The following presents by class the activity in the allowance for loan losses:

(000's omitted)	Consumer Mortgage	Business Lending	Home Equity	Consumer Indirect	Consumer Direct	Unallocated	Acquired Impaired	Total
Balance at December 31, 2010	$2,451	$22,326	$689	$9,922	$3,977	$3,145	$0	$42,510
Charge-offs	(748)	(2,964)	(265)	(4,464)	(1,273)	0	0	(9,714)
Recoveries	30	692	85	3,200	674	0	0	4,681
Provision	2,918	520	621	302	(88)	77	386	4,736
Balance at December 31, 2011	4,651	20,574	1,130	8,960	3,290	3,222	386	42,213
Charge-offs	(1,004)	(5,654)	(423)	(5,407)	(1,694)	0	0	(14,182)
Recoveries	59	1,295	23	3,551	821	0	0	5,749
Provision	3,364	1,798	721	2,502	886	(556)	393	9,108
Balance at December 31, 2012	$7,070	$18,013	$1,451	$9,606	$3,303	$2,666	$779	$42,888

NOTE E: PREMISES AND EQUIPMENT

Premises and equipment consist of the following at December 31:

(000's omitted)	2012	2011
Land and land improvements	$15,480	$15,069
Bank premises	90,899	86,318
Equipment and construction in progress	73,404	75,074
Premises and equipment, gross	179,783	176,461
Accumulated depreciation	(89,845)	(90,505)
Premises and equipment, net	$89,938	$85,956

NOTE F: GOODWILL AND IDENTIFIABLE INTANGIBLE ASSETS

The gross carrying amount and accumulated amortization for each type of identifiable intangible asset are as follows:

	December 31, 2012			December 31, 2011		
(000's omitted)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizing intangible assets:						
Core deposit intangibles	$38,958	($24,466)	$14,492	$64,610	($53,091)	$11,519
Other intangibles	9,432	(6,493)	2,939	9,752	(5,757)	3,995
Total amortizing intangibles	$48,390	($30,959)	$17,431	$74,362	($58,848)	$15,514

The estimated aggregate amortization expense for each of the five succeeding fiscal years ended December 31 is as follows:

2013	$4,441
2014	3,597
2015	2,804
2016	2,094
2017	1,478
Thereafter	3,017
Total	$17,431

Shown below are the components of the Company's goodwill at December 31, 2012 and 2011:

(000's omitted)	Year Ended December 31, 2010	Activity	Year Ended December 31, 2011	Activity	Year Ended December 31, 2012
Goodwill	$302,516	$47,358	$349,874	$24,653	$374,527
Accumulated impairment	(4,824)	0	(4,824)	0	(4,824)
Goodwill, net	$297,692	$47,358	$345,050	$24,653	$369,703

During the first quarter, the Company performed its annual internal valuation of goodwill and impairment analysis by comparing the fair value of each reporting unit to its carrying value. Results of the valuations indicate there was no goodwill impairment.

Mortgage Servicing Rights

Under certain circumstances, the Company sells consumer residential mortgage loans in the secondary market and typically retains the right to service the loans sold. Generally, the Company's residential mortgage loans sold to third parties are sold on a non-recourse basis. Upon sale, a mortgage servicing right ("MSR") is established, which represents the then current fair value of future net cash flows expected to be realized for performing the servicing activities. The Company stratifies these assets based on predominant risk characteristics, namely expected term of the underlying financial instruments, and uses a valuation model that calculates the present value of future cash flows to determine the fair value of servicing rights. MSRs are recorded in other assets at the lower of the initial capitalized amount, net of accumulated amortization or fair value. Mortgage loans serviced for others are not included in the accompanying consolidated statements of condition.

The following table summarizes the changes in carrying value of MSRs and the associated valuation allowance:

(000's omitted)	2012	2011
Carrying value before valuation allowance at beginning of period	$2,145	$2,773
Additions	0	239
Amortization	(687)	(867)
Carrying value before valuation allowance at end of period	1,458	2,145
Valuation allowance balance at beginning of period	(397)	(351)
Impairment charges	(279)	(526)
Impairment recoveries	246	480
Valuation allowance balance at end of period	(430)	(397)
Net carrying value at end of period	$1,028	$1,748
Fair value of MSRs at end of period	$1,028	$1,748
Principal balance of loans sold during the year	$3,554	$34,625
Principal balance of loans serviced for others	$367,241	$458,836
Custodial escrow balances maintained in connection with loans serviced for others	$5,011	$5,823

The following table summarizes the key economic assumptions used to estimate the value of the MSRs at December 31:

	2012	2011
Weighted-average contractual life (in years)	18.8	19.5
Weighted-average constant prepayment rate (CPR)	34.4%	24.7%
Weighted-average discount rate	3.1%	3.2%

NOTE G: DEPOSITS

Deposits consist of the following at December 31:

(000's omitted)	2012	2011
Noninterest checking	$1,110,994	$894,464
Interest checking	1,151,522	918,716
Savings	940,985	660,981
Money market	1,409,123	1,196,835
Time	1,015,415	1,124,249
Total deposits	$5,628,039	$4,795,245

At December 31, 2012 and 2011, time deposits in denominations of $100,000 and greater totaled $244.9 million and $288.4 million, respectively. The approximate maturities of these time deposits at December 31, 2012 are as follows:

(000's omitted)	Amount
2013	$155,080
2014	49,378
2015	11,427
2016	13,559
2017	14,401
Thereafter	1,080
Total	$244,925

NOTE H: BORROWINGS

Outstanding borrowings at December 31 are as follows:

(000's omitted)	2012	2011
Federal Home Loan Bank advances	$728,034	$728,235
Capital lease obligations	27	46
Subordinated debt held by unconsolidated subsidiary trusts, net of discount of $454 and $479, respectively	102,073	102,048
Total borrowings	$830,134	$830,329

Borrowings at December 31, 2012 have contractual maturity dates as follows:

(000's omitted, except rate)	Carrying Value	Weighted-average Rate at December 31, 2012
January 17, 2013	$34	4.00%
April 1, 2013	1	5.55%
January 1, 2014	3	7.42%
February 1, 2015	23	3.25%
June 22, 2015 (Callable)	50,000	3.62%
October 14, 2015 (Callable)	15,000	3.95%
November 10, 2015 (Callable)	75,000	4.24%
January 27, 2016 (Callable)	10,000	3.98%
May 19, 2016 (Callable)	100,000	4.72%
August 8, 2016 (Callable)	60,000	4.28%
October 11, 2016 (Callable)	25,000	4.62%
October 11, 2016 (Callable)	25,000	4.35%
July 31, 2017 (Callable)	100,000	4.03%
July 31, 2017 (Callable)	50,000	4.04%
July 31, 2017 (Callable)	50,000	4.05%
December 21, 2017 (Callable)	31,600	3.16%
December 21, 2017 (Callable)	126,400	3.40%
January 25, 2018 (Callable)	10,000	2.73%
July 31, 2031	24,753	3.89%
December 15, 2036	77,320	1.96%
Total	$830,134	3.81%

The weighted-average interest rate on borrowings for the years ended December 31, 2012 and 2011was 3.46% and 4.25%, respectively. Instruments noted above as callable are Federal Home Loan Bank advances. These advances have characteristics that include an initial lockout period, followed by a quarterly call option at the discretion of the Federal Home Loan Bank. Federal Home Loan Bank advances are collateralized by a blanket lien on the Company's residential real estate loan portfolio and various investment securities.

The Company sponsors two business trusts, Community Statutory Trust III and Community Capital Trust IV, of which 100% of the common stock is owned by the Company. The trusts were formed for the purpose of issuing company-obligated mandatorily redeemable preferred securities to third-party investors and investing the proceeds solely in junior subordinated debt securities of the Company. The debentures held by each trust are the sole assets of that trust. Distributions on the preferred securities issued by each trust are payable quarterly at a rate per annum equal to the interest rate being earned by the trust on the debentures held by that trust. The preferred securities are subject to mandatory redemption, in whole or in part, upon repayment of the debentures. The Company has entered into agreements which, taken collectively, fully and unconditionally guarantee the preferred securities subject to the terms of each of the guarantees. The terms of the preferred securities of each trust are as follows:

Trust	Issuance Date	Par Amount	Interest Rate	Maturity Date	Call Price
III	7/31/2001	$24.5 million	3 month LIBOR plus 3.58% (3.89%)	7/31/2031	Par
IV	12/8/2006	$75 million	3 month LIBOR plus 1.65% (1.96%)	12/15/2036	Par

On December 8, 2006, the Company established Community Capital Trust IV, which completed the sale of $75 million of trust preferred securities. At the time of the offering, the Company also entered into an interest rate swap agreement to convert the variable rate trust preferred securities into fixed rate securities for a term of five years at a fixed rate of 6.43%. The interest rate swap agreement expired December 15, 2011. Additional interest expense of $3.2 million and $3.4 million was recognized in the years ended December 31, 2011 and 2010, respectively, due to the interest rate swap agreement and is included in interest on subordinated debt held by unconsolidated subsidiary trust in the Consolidated Statements of Income.

NOTE I: INCOME TAXES

The provision for income taxes for the years ended December 31 is as follows:

(000's omitted)	2012	2011	2010
Current:			
Federal	$18,875	$17,145	$13,090
State and other	830	375	776
Deferred:			
Federal	9,051	10,674	7,633
State and other	2,981	2,191	1,566
Provision for income taxes	$31,737	$30,385	$23,065

Components of the net deferred tax liability, included in other liabilities, as of December 31 are as follows:

(000's omitted)	2012	2011
Allowance for loan losses	$16,755	$16,371
Employee benefits	6,748	6,718
Debt extinguishment	1,517	1,821
Other	2,292	2,169
Deferred tax asset	27,312	27,079
Investment securities	58,824	37,386
Intangible assets	16,648	9,448
Loan origination costs	6,069	5,041
Depreciation	5,138	5,779
Mortgage servicing rights	399	678
Pension	5,481	2,860
Prepaid FDIC insurance	0	3,079
Deferred tax liability	92,559	64,271
Net deferred tax liability	($65,247)	($37,192)

The Company has determined that no valuation allowance is necessary as it is more likely than not that the gross deferred tax assets will be realized through carryback of future deductions to taxable income in prior years, future reversals of existing temporary differences, and through future taxable income.

A reconciliation of the differences between the federal statutory income tax rate and the effective tax rate for the years ended December 31 is shown in the following table:

	2012	2011	2010
Federal statutory income tax rate	35.0%	35.0%	35.0%
Increase (reduction) in taxes resulting from:			
Tax-exempt interest	(7.1)	(7.1)	(8.3)
State income taxes, net of federal benefit	2.3	1.6	1.8
Other	(1.0)	(0.1)	(1.8)
Effective income tax rate	29.2%	29.4%	26.7%

A reconciliation of the unrecognized tax benefits for the years ended December 31 is shown in the following table:

(000's omitted)	2012	2011	2010
Unrecognized tax benefits at beginning of year	$133	$98	$708
Changes related to:			
Positions taken during the current year	35	35	35
Settlements with taxing authorities	(98)	0	(408)
Lapse of statutes of limitation	0	0	(237)
Unrecognized tax benefits at end of year	$70	$133	$98

As of December 31, 2012, the total amount of unrecognized tax benefits that would impact the Company's effective tax rate if recognized is $0.1 million. It is reasonably possible that the amount of unrecognized tax benefits could change in the next twelve months as a result of the New York State examination and expiration of statutes of limitations on prior tax returns.

The Company's policy is to recognize interest and penalties related to unrecognized tax benefits as part of income taxes in the consolidated statement of income. The accrued interest related to tax positions was immaterial.

The Company's federal and state income tax returns are routinely subject to examination from various governmental taxing authorities. Such examinations may result in challenges to the tax return treatment applied by the Company to specific transactions. Management believes that the assumptions and judgment used to record tax-related assets or liabilities have been appropriate. Future examinations by taxing authorities of the Company's federal or state tax returns could have a material impact on the Company's results of operations. The Company's federal income tax returns for years after 2008 may still be examined by the Internal Revenue Service. New York State income tax returns for years after 2010 may still be examined by the New York Department of Taxation and Finance. It is not possible to estimate when those examinations may be completed.

NOTE J: LIMITS ON DIVIDENDS AND OTHER REVENUE SOURCES

The Company's ability to pay dividends to its shareholders is largely dependent on the Bank's ability to pay dividends to the Company. In addition to state law requirements and the capital requirements discussed below, the circumstances under which the Bank may pay dividends are limited by federal statutes, regulations, and policies. For example, as a national bank, the Bank must obtain the approval of the Office of the Comptroller of the Currency ("OCC") for payments of dividends if the total of all dividends declared in any calendar year would exceed the total of the Bank's net profits, as defined by applicable regulations, for that year, combined with its retained net profits for the preceding two years. Furthermore, the Bank may not pay a dividend in an amount greater than its undivided profits then on hand after deducting its losses and bad debts, as defined by applicable regulations. At December 31, 2012, the Bank had approximately $160 million in undivided profits legally available for the payment of dividends.

In addition, the Federal Reserve Board and the OCC are authorized to determine under certain circumstances that the payment of dividends would be an unsafe or unsound practice and to prohibit payment of such dividends. The Federal Reserve Board has indicated that banking organizations should generally pay dividends only out of current operating earnings.

There are also statutory limits on the transfer of funds to the Company by its banking subsidiary, whether in the form of loans or other extensions of credit, investments or assets purchases. Such transfer by the Bank to the Company generally is limited in amount to 10% of the Bank's capital and surplus, or 20% in the aggregate. Furthermore, such loans and extensions of credit are required to be collateralized in specific amounts.

NOTE K: BENEFIT PLANS

Pension and post-retirement plans

The Company provides a qualified defined benefit pension to qualified employees and retirees, and other post-retirement health and life insurance benefits to certain retirees, an unfunded supplemental pension plan for certain key executives, and an unfunded stock balance plan for certain of its nonemployee directors. Using a measurement date of December 31, the following table shows the funded status of the Company's plans reconciled with amounts reported in the Company's consolidated statements of condition:

	Pension Benefits		Post-retirement Benefits	
(000's omitted)	2012	2011	2012	2011
Change in benefit obligation:				
Benefit obligation at the beginning of year	$112,857	$81,321	$3,352	$3,594
Service cost	3,392	2,959	0	0
Interest cost	4,393	4,497	114	153
Participant contributions	0	0	502	706
Plan acquisition/amendment	0	17,511	0	0
Deferred actuarial loss (gain)	9,352	11,713	(72)	46
Benefits paid	(6,255)	(5,144)	(845)	(1,147)
Benefit obligation at end of year	123,739	112,857	3,051	3,352
Change in plan assets:				
Fair value of plan assets at beginning of year	126,309	96,439	0	0
Actual return of plan assets	10,992	1,479	0	0
Participant contributions	0	0	502	706
Employer contributions	12,615	11,623	343	441
Plan acquisition	0	21,912	0	0
Benefits paid	(6,255)	(5,144)	(845)	(1,147)
Fair value of plan assets at end of year	143,661	126,309	0	0
Over/(Under) funded status at year end	$19,922	$13,452	($3,051)	($3,352)
Amounts recognized in the consolidated balance sheet were:				
Other assets	$32,135	$22,929	$0	$0
Other liabilities	(12,213)	(9,477)	(3,051)	(3,352)
Amounts recognized in accumulated other comprehensive income ("AOCI") were:				
Net loss	$47,988	$44,119	$288	$371
Net prior service credit	(526)	(674)	(2,517)	(3,339)
Pre-tax AOCI	47,462	43,445	(2,229)	(2,968)
Taxes	(18,296)	(16,738)	848	1,135
AOCI at year end	$29,166	$26,707	($1,381)	($1,833)

The benefit obligation for the defined benefit pension plan was $111.5 million and $103.4 million as of December 31, 2012 and 2011, respectively, and the fair value of plan assets as of December 31, 2012 and 2011 was $143.7 million and $126.3 million, respectively. Effective September 30, 2011, the Wilber National Bank Retirement Plan was merged into the Community Bank System, Inc. Pension Plan and the combined plan was revalued.

The Company has unfunded supplemental pension plans for certain key active and retired executives. The projected benefit obligation for the unfunded supplemental pension plan for certain key executives was $12.0 million for 2012 and $9.3 million for 2011, respectively. The Company also has an unfunded stock balance plan for certain of its nonemployee directors. The projected benefit obligation for the unfunded stock balance plan was $0.2 million for 2012 and 2011. The plan was frozen effective December 31, 2009.

Effective December 31, 2009, the Company terminated its post-retirement medical program for current and future employees. Remaining plan participants will include only existing retirees as of December 31, 2010. This change was accounted for as a negative plan amendment and a $3.5 million, net of income taxes, benefit for prior service was recognized in AOCI in 2009. This negative plan amendment is being amortized over the expected benefit utilization period of remaining plan participants.

Amounts recognized in accumulated other comprehensive income, net of tax, for the year ended December 31, are as follows:

(000's omitted)	Pension Benefits 2012	Pension Benefits 2011	Post-retirement Benefits 2012	Post-retirement Benefits 2011
Prior service cost	$90	$92	$503	$650
Net (gain) loss	2,368	9,816	(51)	24
Total	$2,458	$9,908	$452	$674

The estimated costs, net of tax, that will be amortized from accumulated other comprehensive (income) loss into net periodic (income) cost over the next fiscal year are as follows:

(000's omitted)	Pension Benefits	Post-retirement Benefits
Prior service credit	($51)	($179)
Net loss	3,802	16
Total	$3,751	($163)

The weighted-average assumptions used to determine the benefit obligations as of December 31 are as follows:

	Pension Benefits 2012	Pension Benefits 2011	Post-retirement Benefits 2012	Post-retirement Benefits 2011
Discount rate	3.40%	4.10%	3.20%	3.90%
Expected return on plan assets	7.00%	7.50%	N/A	N/A
Rate of compensation increase	3.50%	4.00%	N/A	N/A

The net periodic benefit cost as of December 31 is as follows:

(000's omitted)	Pension Benefits 2012	Pension Benefits 2011	Pension Benefits 2010	Post-retirement Benefits 2012	Post-retirement Benefits 2011	Post-retirement Benefits 2010
Service cost	$3,392	$2,959	$2,780	$0	$0	$0
Interest cost	4,393	4,497	3,909	114	153	195
Expected return on plan assets	(9,196)	(8,097)	(6,470)	0	0	0
Amortization of unrecognized net loss	3,687	2,362	2,421	11	8	17
Amortization of prior service cost	(147)	(149)	(189)	(822)	(1,057)	(1,057)
Net periodic benefit cost	$2,129	$1,572	$2,451	($697)	($896)	($845)

Prior service costs in which all or almost all of the plan's participants are fully eligible for benefits under the plan are amortized on a straight-line basis over the expected future working years of all active plan participants. Unrecognized gains or losses are amortized using the "corridor approach", which is the minimum amortization required. Under the corridor approach, the net gain or loss in excess of 10 percent of the greater of the projected benefit obligation or the market-related value of the assets is amortized on a straight-line basis over the expected future working years of all active plan participants.

The weighted-average assumptions used to determine the net periodic pension cost for the years ended December 31 are as follows:

	Pension Benefits 2012	Pension Benefits 2011	Pension Benefits 2010	Post-retirement Benefits 2012	Post-retirement Benefits 2011	Post-retirement Benefits 2010
Discount rate	4.10%	4.40%	5.60%	3.90%	4.50%	5.15%
Expected return on plan assets	7.50%	7.50%	7.50%	N/A	N/A	N/A
Rate of compensation increase	4.00%	4.00%	4.00%	N/A	N/A	N/A

The amount of benefit payments that are expected to be paid over the next ten years are as follows:

(000's omitted)	Pension Benefits	Post-retirement Benefits
2013	7,130	339
2014	7,510	259
2015	6,986	241
2016	7,848	211
2017	7,777	203
2018-2022	44,898	881

The payments reflect future service and are based on various assumptions including retirement age and form of payment (lump-sum versus annuity). Actual results may differ from these estimates.

The assumed discount rate is used to reflect the time value of future benefit obligations. The discount rate was determined based upon the yield on high-quality fixed income investments expected to be available during the period to maturity of the pension benefits. This rate is sensitive to changes in interest rates. A decrease in the discount rate would increase the Company's obligation and future expense while an increase would have the opposite effect. The expected long-term rate of return was estimated by taking into consideration asset allocation, reviewing historical returns on the type of assets held and current economic factors. The appropriateness of the assumptions is reviewed annually.

Plan Assets
The investment objective for the defined benefit pension plan is to achieve an average annual total return over a five-year period equal to the assumed rate of return used in the actuarial calculations. At a minimum performance level, the portfolio should earn the return obtainable on high quality intermediate-term bonds. The Company's perspective regarding portfolio assets combines both preservation of capital and moderate risk-taking. Asset allocation favors equities, with a target allocation of approximately 60% equity securities and 40% fixed income securities. In order to diversify the risk within the pension portfolio, the pension committee authorized that up to 15% of the assets may be in alternative investments, which are primarily hedge funds. No more than 10% of the portfolio can be in stock of the Company. Due to the volatility in the market, the target allocation is not always desirable and asset allocations will fluctuate between acceptable ranges. Prohibited transactions include purchase of securities on margin, uncovered call options, and short sale transactions.

The fair values of the Company's defined benefit pension plan assets at December 31, 2012 by asset category are as follows:

Asset category (000's omitted)	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
Money Market Accounts	$410	$19,977	$0	$20,387
Equity securities:				
U.S. large-cap	40,547	0	0	40,547
U.S mid/small cap	10,311	0	0	10,311
CBSI stock	11,486	0	0	11,486
International	22,428	0	0	22,428
Commodities [(b)]	2,735	0	0	2,735
	87,507	0	0	87,507
Fixed income securities:				
Government securities	3,837	8,269	0	12,106
Investment grade bonds	12,063	0	0	12,063
High yield[(c)]	11,516	0	0	11,516
	27,416	8,269	0	35,685
Other types of investments:				
Alternative investments [(d)]	0	82	0	82
Total [(e)]	$115,333	$28,328	$0	$143,661

The fair values of the Company's defined benefit pension plan assets at December 31, 2011 by asset category are as follows:

Asset category (000's omitted)	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
Money Market Accounts	$540	$30,849	$0	$31,389
Equity securities:				
U.S. large-cap	26,468	0	0	26,468
U.S mid/small cap	6,004	0	0	6,004
CBSI stock	10,512	0	0	10,512
International	10,923	0	0	10,923
Global [(a)]	2,936	0	0	2,936
Commodities [(b)]	1,837	0	0	1,837
	58,680	0	0	58,680
Fixed income securities:				
Government securities	8,600	8,000	0	16,600
Investment grade bonds	4,965	0	0	4,965
High yield[(c)]	9,401	496	0	9,897
	22,966	8,496	0	31,462
Other types of investments:				
Alternative investments [(d)]	4,684	94	0	4,778
Total [(e)]	$86,870	$39,439	$0	$126,309

(a) This category includes securities that invest approximately 50% in U.S. equity securities and 50% international equity securities.
(b) This category includes investments in exchange traded funds reflecting the performance of an underlying commodity index.
(c) This category is exchange-traded funds representing a diversified index of high yield corporate bonds.
(d) This category is comprised of non-traditional investment classes including private equity funds and alternative exchange funds.
(e) Excludes dividends and interest receivable totaling $223,000 and $306,000 at December 31, 2012 and 2011, respectively.

The Company makes contributions to its funded qualified pension plan as required by government regulation or as deemed appropriate by management after considering the fair value of plan assets, expected return on such assets, and the value of the accumulated benefit obligation. The Company made a contribution to its defined benefit pension plan of $12 million during the fourth quarter of 2012. The Company funds the payment of benefit obligations for the supplemental pension and post-retirement plans because such plans do not hold assets for investment.

Tupper Lake National Bank ("TLNB") participated in the Pentegra Defined Benefit Plan for Financial Institutions ("Pentegra DB Plan"), a multi-employer tax qualified defined benefit pension plan. The identification number and plan number of the Pentegra DB Plan are 13-5645888 and 333, respectively. All employees of TLNB who met minimum service requirements participated in the plan. As of June 30, 2011, the Pentegra DB Plan had total assets of $2.7 billion, actuarial present value of accumulated benefits of $2.9 billion and was at least 80 percent funded. The assets of the multi-employer plan may be used to satisfy obligations of any of the employers participating in the plan. As a result, contributions made by the Company may be used to provide benefits to participants of other participating employers. Contributions for 2012, 2011 and 2010 were $53,000, $131,000 and $39,000, respectively. Contributions made by the Company to the Pentegra DB Plan do not represent more than 5% of contributions made to the Pentegra DB Plan.

The assumed health care cost trend rate used in the post-retirement health plan at December 31, 2012 was 8.00% for the pre-65 participants and 6.00% for the post-65 participants for medical costs and 6.50% for prescription drugs. The rate to which the cost trend rate is assumed to decline (the ultimate trend rate) and the year that the rate reaches the ultimate trend rate is 5.0% and 2021, respectively.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point increase in the trend rate would increase the service and interest cost components by $300 and increase the benefit obligation by $7,000. A one-percentage-point decrease in the trend rate would decrease the service and interest cost components by $300 and decrease the benefit obligation by $8,000.

401(k) Employee Stock Ownership Plan
The Company has a 401(k) Employee Stock Ownership Plan in which employees can contribute from 1% to 90% of eligible compensation, with the first 3% being eligible for a 100% matching contribution in the form of Company common stock and the next 3% being eligible for a 50% matching contributions in the form of Company common stock. The expense recognized under this plan for the years ended December 31, 2012, 2011 and 2010 was $2,956,000, $2,752,000, and $2,536,000, respectively. Effective January 1, 2010 the defined benefit pension plan was modified to a new plan design that includes an interest credit contribution to be made to the 401(k) plan. The expense recognized for this interest credit contribution for the years ended December 31, 2012 and 2011 was $419,000 and $203,000, respectively.

Other Deferred Compensation Arrangements
In addition to the supplemental pension plans for certain executives, the Company has nonqualified deferred compensation arrangements for several former directors, officers and key employees. All benefits provided under these plans are unfunded and payments to plan participants are made by the Company. At December 31, 2012 and 2011, the Company has recorded a liability of $4,729,000 and $4,734,000, respectively. The expense recognized under these plans for the years ended December 31, 2012, 2011, and 2010 was $439,000, $584,000, and $546,000, respectively.

Deferred Compensation Plan for Directors
Directors may defer all or a portion of their director fees under the Deferred Compensation Plan for Directors. Under this plan, there is a separate account for each participating director which is credited with the amount of shares that could have been purchased with the director's fees as well as any dividends on such shares. On the distribution date, the director will receive common stock equal to the accumulated share balance in his account. As of December 31, 2012 and 2011 there were 146,298 and 140,029 shares credited to the participants' accounts, for which a liability of $3,117,000 and $2,863,000 was accrued, respectively. The expense recognized under the plan for the years ended December 31, 2012, 2011 and 2010, was $148,000, $125,000, and $107,000, respectively.

NOTE L: STOCK-BASED COMPENSATION PLANS

The Company has a long-term incentive program for directors, officers and employees. Under this program, the Company initially authorized 4,000,000 shares of Company common stock for the grant of incentive stock options, nonqualified stock options, restricted stock awards, and retroactive stock appreciation rights. The long-term incentive program was amended effective May 25, 2011 to authorize an additional 900,000 shares of Company common stock for the grant of incentive stock options, nonqualified stock options, restricted stock awards, and retroactive stock appreciation rights. As of December 31, 2012, the Company has authorization to grant up to 1,374,520 additional shares of Company common stock for these instruments. The nonqualified (offset) stock options in its Director's Stock Balance Plan vest and become exercisable immediately and expire one year after the date the director retires or two years in the event of death. The remaining options have a ten-year term, and vest and become exercisable on a grant-by-grant basis, ranging from immediate vesting to ratably over a five-year period.

Activity in this long-term incentive program is as follows:

	Stock Options	
	Outstanding	Weighted-average Exercise Price of Shares
Outstanding at December 31, 2010	2,976,892	$20.55
Granted	274,828	27.36
Exercised	(282,930)	17.97
Forfeited	(21,575)	20.58
Outstanding at December 31, 2011	2,947,215	21.43
Granted	356,765	28.78
Exercised	(526,141)	18.91
Forfeited	(17,116)	21.47
Outstanding at December 31, 2012	2,760,723	$22.86
Exercisable at December 31, 2012	1,977,858	$22.27

The following table summarizes the information about stock options outstanding under the Company's stock option plan at December 31, 2012:

	Options outstanding			Options exercisable	
Range of Exercise Price	Shares	Weighted -average Exercise Price	Weighted-average Remaining Life (years)	Shares	Weighted -average Exercise Price
$0.00 – $18.00	195,506	$17.59	6.09	195,506	$17.59
$18.001 – $23.00	1,073,087	19.73	5.56	748,371	20.12
$23.001 – $28.00	1,138,904	24.87	3.90	969,262	24.44
$28.001 – $29.00	353,226	28.78	9.22	64,719	28.78
TOTAL	2,760,723	$22.86	5.38	1,977,858	$22.27

The weighted-average remaining contractual term of outstanding and exercisable stock options at December 31, 2012 is 5.4 years and 4.4 years, respectively. The aggregate intrinsic value of outstanding and exercisable stock options at December 31, 2012 is $12.9 million and $10.2 million, respectively.

The Company recognized stock-based compensation expense related to incentive and non-qualified stock options of $1.8 million, $1.8 million and $2.0 million for the years ended December 31, 2012, 2011 and 2010, respectively. A related income tax benefit was recognized of $0.8 million, $0.8 million and $0.9 million for the 2012, 2011 and 2010 years, respectively. Compensation expense related to restricted stock vesting recognized in the income statement for 2012, 2011 and 2010 was approximately $1.8 million, $2.0 million and $1.6 million, respectively.

Management estimated the fair value of options granted using the Black-Scholes option-pricing model. This model was originally developed to estimate the fair value of exchange-traded equity options, which (unlike employee stock options) have no vesting period or transferability restrictions. As a result, the Black-Scholes model is not necessarily a precise indicator of the value of an option, but it is commonly used for this purpose. The Black-Scholes model requires several assumptions, which management developed based on historical trends and current market observations.

	2012	2011	2010
Weighted-average Fair Value of Options Granted	$6.40	$6.69	$5.56
Assumptions:			
Weighted-average expected life (in years)	7.40	7.72	7.68
Future dividend yield	3.90%	3.90%	3.00%
Share price volatility	31.79%	32.12%	32.03%
Weighted-average risk-free interest rate	2.34%	3.34%	3.66%

Unrecognized stock-based compensation expense related to non-vested stock options totaled $3.2 million at December 31, 2012, which will be recognized as expense over the next five years. The weighted-average period over which this unrecognized expense would be recognized is 3.2 years. The total fair value of stock options vested during 2012, 2011, and 2010 were $1.7 million, $1.8 million and $3.3 million, respectively.

During the twelve months ended December 31, 2012 and 2011, proceeds from stock option exercises totaled $9.6 million and $5.3 million, respectively, and the related tax benefits from exercise were approximately $1.1 million and $0.5 million, respectively. During the twelve months ended December 31, 2012 and 2011, 479,353 and 274,330 shares, respectively, were issued in connection with stock option exercise. The total intrinsic value of options exercised during 2012, 2011 and 2010 were $4.9 million, $2.3 million and $3.1 million, respectively.

A summary of the status of the Company's unvested restricted stock awards as of December 31, 2012, and changes during the twelve months ended December 31, 2012 and 2011, is presented below:

	Restricted Shares	Weighted-average grant date fair value
Unvested at December 31, 2010	284,586	$18.53
Awards	54,958	27.36
Forfeitures	(9,061)	18.91
Vestings	(60,842)	19.40
Unvested at December 31, 2011	269,641	20.12
Awards	64,705	28.77
Forfeitures	(2,743)	23.19
Vestings	(139,520)	18.76
Unvested at December 31, 2012	192,083	$23.98

NOTE M: EARNINGS PER SHARE

Basic earnings per share are computed based on the weighted-average of the common shares outstanding for the period. Diluted earnings per share are based on the weighted-average of the shares outstanding adjusted for the dilutive effect of restricted stock and the assumed exercise of stock options during the year. The dilutive effect of options is calculated using the treasury stock method of accounting. The treasury stock method determines the number of common shares that would be outstanding if all the dilutive options (those where the average market price is greater than the exercise price) were exercised and the proceeds were used to repurchase common shares in the open market at the average market price for the applicable time period. There were approximately 0.5 million, 0.6 million and 1.2 million weighted-average anti-dilutive stock options outstanding at December 31, 2012, 2011 and 2010, respectively, which were not included in the computation below.

The following is a reconciliation of basic to diluted earnings per share for the years ended December 31, 2012, 2011 and 2010.

(000's omitted, except per share data)	2012	2011	2010
Net income	$77,068	$73,142	$63,320
Income attributable to unvested stock-based compensation awards	(499)	(553)	(542)
Income available to common shareholders	$76,569	$72,589	$62,778
Weighted-average common shares outstanding - basic	39,192	35,767	32,951
Basic earnings per share	$1.95	$2.03	$1.91
Net income	$77,068	$73,142	$63,320
Income attributable to unvested stock-based compensation awards	(499)	(553)	(542)
Income available to common shareholders	$76,569	$72,589	$62,778
Weighted-average common shares outstanding	39,192	35,767	32,951
Assumed exercise of stock options	479	415	318
Weighted-average common shares outstanding – diluted	39,671	36,182	33,269
Diluted earnings per share	$1.93	$2.01	$1.89

In late January 2012, the Company completed a public common stock offering and raised $57.5 million through the issuance of 2.13 million shares of the Company's common stock. The net proceeds of the offering were approximately $54.9 million. The Company used the capital raised in this offering to support the HSBC and First Niagara branch acquisitions. In April 2011, the Company issued 3.35 million additional shares of the Company's common stock in conjunction with the Wilber acquisition.

Stock Repurchase Program
On July 22, 2009, the Company announced an authorization to repurchase up to 1,000,000 of its outstanding shares in open market transactions or privately negotiated transactions in accordance with securities laws and regulations through December 31, 2011. At its December 2011 meeting, the Board approved extending the stock repurchase program authorizing the repurchase, at the discretion of senior management, of up to 1,500,000 shares through December 31, 2012. Any repurchased shares will be used for general corporate purposes, including those related to stock plan activities. The timing and extent of repurchases will depend on market conditions and other corporate considerations as determined at the Company's discretion. There were no treasury stock purchases in 2012, 2011 or 2010. At its December 2012 meeting, the Board approved a new repurchase program authorizing the repurchase of up to 2,000,000 shares of the Company's common stock, in accordance with securities laws and regulations, through December 31, 2013.

NOTE N: COMMITMENTS, CONTINGENT LIABILITIES AND RESTRICTIONS

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist primarily of commitments to extend credit and standby letters of credit. Commitments to extend credit are agreements to lend to customers, generally having fixed expiration dates or other termination clauses that may require payment of a fee. These commitments consist principally of unused commercial and consumer credit lines. Standby letters of credit generally are contingent upon the failure of the customer to perform according to the terms of an underlying contract with a third party. The credit risks associated with commitments to extend credit and standby letters of credit are essentially the same as that involved with extending loans to customers and are subject to the Company's normal credit policies. Collateral may be obtained based on management's assessment of the customer's creditworthiness. The fair value of the standby letters of credit is immaterial for disclosure.

The contract amount of commitments and contingencies is as follows at December 31:

(000's omitted)	2012	2011
Commitments to extend credit	$750,178	$572,393
Standby letters of credit	24,168	25,279
Total	$774,346	$597,672

The Company has unused lines of credit of $65.0 million at December 31, 2012. The Company has unused borrowing capacity of approximately $596.9 million through collateralized transactions with the Federal Home Loan Bank and $10.4 million through collateralized transactions with the Federal Reserve Bank.

The Company is required to maintain a reserve balance, as established by the Federal Reserve Bank of New York. The required average total reserve for the 14-day maintenance period of December 27, 2012 through January 9, 2013 was $47.6 million, none of which was required to be on deposit with the Federal Reserve Bank of New York as the entire balance was represented by cash on hand.

The Company and its subsidiaries are subject in the normal course of business to various pending and threatened legal proceedings in which claims for monetary damages are asserted. As of December 31, 2012, management, after consultation with legal counsel, does not anticipate that the aggregate ultimate liability arising out of litigation pending or threatened against the Company or its subsidiaries will be material to the Company's consolidated financial position. On at least a quarterly basis the Company assesses its liabilities and contingencies in connection with such legal proceedings. For those matters where it is probable that the Company will incur losses and the amounts of the losses can be reasonably estimated, the Company records an expense and corresponding liability in its consolidated financial statements. To the extent the pending or threatened litigation could result in exposure in excess of that liability, the amount of such excess is not currently estimable. Although not considered probable, the range of reasonably possible losses for such matters in the aggregate, beyond the existing recorded liability, is between $0 and $1 million. Although the Company does not believe that the outcome of pending litigation will be material to the Company's consolidated financial position, it cannot rule out the possibility that such outcomes will be material to the consolidated results of operations for a particular reporting period in the future.

The Bank was named a defendant in a class action proceeding filed July 20, 2012 in the United States District Court for the Middle District of Pennsylvania which sought to establish and represent a class of customers allegedly harmed by the Bank's overdraft practices. The complaint alleged that the Bank failed to adequately disclose the processing order of customer transactions from highest dollar value to lowest dollar value which unfairly resulted in increasing the number of overdraft charges. The plaintiffs sought recovery of any overdraft fees wrongfully paid by plaintiffs, damages, expenses of litigation, attorneys' fees, and other relief deemed equitable by the court. This case is substantially similar to cases filed against more than 100 other banks across the United States. On January 14, 2013, the Bank reached an agreement in principle to settle this matter for $2.5 million. This settlement is subject to, among other things, final documentation, notice to the class, and court approval.

NOTE O: LEASES

The Company leases buildings, office space, and equipment under agreements that expire in various years. Rental expense included in operating expenses amounted to $4.9 million, $4.2 million and $3.9 million in 2012, 2011 and 2010, respectively. The future minimum rental commitments as of December 31, 2012 for all non-cancelable operating leases are as follows:

2013	$5,266
2014	4,948
2015	3,926
2016	3,659
2017	3,059
Thereafter	7,007
Total	$27,865

NOTE P: REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's and the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum total core capital to risk-weighted assets of 8%, and Tier I capital to risk-weighted assets and Tier I capital to average assets of 4%. Management believes, as of December 31, 2012, that the Company and Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2012, the most recent notification from the Office of the Comptroller of the Currency ("OCC") categorized the Company and Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," the Company and Bank must maintain minimum total core capital to risk-weighted assets of 10%, Tier I capital to risk-weighted assets of 6% and Tier I capital to average assets of 5%. There are no conditions or events since that notification that management believes have changed the institution's category. Except in connection with the regulatory approval of the Citizens branch acquisition in November 2008 by the OCC, there were no significant capital requirements imposed or agreed to during the regulatory approval process of any of our acquisitions. In connection with the Citizens acquisition, the Bank agreed to an approval condition to maintain capital at the "well-capitalized" level.

The capital ratios and amounts of the Company and the Bank as of December 31 are presented below:

	2012		2011	
(000's omitted)	Company	Bank	Company	Bank
Tier 1 capital to average assets				
Amount	$588,220	$530,753	$508,250	$459,680
Ratio	8.40%	7.60%	8.38%	7.60%
Minimum required amount	$280,151	$279,524	$242,559	$241,995
Tier 1 capital to risk-weighted assets				
Amount	$588,220	$530,753	$508,250	$502,193
Ratio	15.09%	13.66%	14.31%	12.99%
Minimum required amount	$155,904	$155,392	$142,074	$141,529
Total core capital to risk-weighted assets				
Amount	$631,409	$573,942	$550,763	$502,193
Ratio	16.20%	14.77%	15.51%	14.19%
Minimum required amount	$311,808	$310,784	$284,148	$283,058

NOTE Q: PARENT COMPANY STATEMENTS

The condensed balance sheets of the parent company at December 31 are as follows:

(000's omitted)	2012	2011
Assets:		
Cash and cash equivalents	$43,800	$38,853
Investment securities	3,587	3,572
Investment in and advances to subsidiaries	961,718	838,130
Other assets	8,613	8,145
Total assets	$1,017,718	$888,700
Liabilities and shareholders' equity:		
Accrued interest and other liabilities	$12,867	$12,069
Borrowings	102,073	102,048
Shareholders' equity	902,778	774,583
Total liabilities and shareholders' equity	$1,017,718	$888,700

The condensed statements of income of the parent company for the years ended December 31 is as follows:

(000's omitted)	2012	2011	2010
Revenues:			
Dividends from subsidiaries	$0	$52,251	$3,500
Interest and dividends on investments	98	87	345
Other income	198	0	2
Total revenues	296	52,338	3,847
Expenses:			
Interest on borrowings	2,716	5,815	5,960
Other expenses	155	273	14
Total expenses	2,871	6,088	5,974
(Loss) Income before tax benefit and equity in undistributed net income of subsidiaries	(2,575)	46,250	(2,127)
Income tax benefit	1,274	2,237	2,131
(Loss) Income before equity in undistributed net income of subsidiaries	(1,301)	48,487	4
Equity in undistributed net income of subsidiaries	78,369	24,655	63,316
Net income	$77,068	$73,142	$63,320

The statements of cash flows of the parent company for the years ended December 31 is as follows:

(000's omitted)	2012	2011	2010
Operating activities:			
Net income	$77,068	$73,142	$63,320
Adjustments to reconcile net income to net cash provided by operating activities			
Equity in undistributed net income of subsidiaries	(78,369)	(24,655)	(63,316)
Net change in other assets and other liabilities	(746)	(504)	(2,397)
Net cash provided by (used in) operating activities	(2,047)	47,983	(2,393)
Investing activities:			
Purchase of investment securities	(3)	0	(10)
Proceeds from sale of investment securities	30	2	0
Repayments from subsidiaries, net	0	51	1,712
Capital contributions to subsidiaries	(20,081)	(102,462)	0
Net cash (used in) provided by investing activities	(20,054)	(102,409)	1,702
Financing activities:			
Issuance of common stock	67,813	91,714	9,957
Cash dividends paid	(40,765)	(34,404)	(30,394)
Net cash provided by (used in) financing activities	27,048	57,310	(20,437)
Change in cash and cash equivalents	4,947	2,884	(21,128)
Cash and cash equivalents at beginning of year	38,853	35,969	57,097
Cash and cash equivalents at end of year	$43,800	$38,853	$35,969
Supplemental disclosures of cash flow information:			
Cash paid for interest	$2,738	$5,959	$5,960
Supplemental disclosures of noncash financing activities			
Dividends declared and unpaid	$10,699	$9,609	$7,976

NOTE R: FAIR VALUE

Accounting standards allow entities an irrevocable option to measure certain financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. The Company has elected to value mortgage loans held for sale at fair value in order to more closely match the gains and losses associated with loans held for sale with the gains and losses on forward sales contracts. Accordingly, the impact on the valuation will be recognized in the Company's consolidated statement of income. All mortgage loans held for sale are current and in performing status.

Accounting standards establish a framework for measuring fair value and require certain disclosures about such fair value instruments. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. exit price). Inputs used to measure fair value are classified into the following hierarchy:

- Level 1 – Quoted prices in active markets for identical assets or liabilities.
- Level 2 – Quoted prices in active markets for similar assets or liabilities, or quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability.
- Level 3 – Significant valuation assumptions not readily observable in a market.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The following tables set forth the Company's financial assets and liabilities that were accounted for at fair value on a recurring basis. There were no transfers between any of the levels for the periods presented.

	December 31, 2012			
(000's omitted)	Level 1	Level 2	Level 3	Total Fair Value
Available-for-sale investment securities:				
U.S. Treasury and agency securities	$891,803	$187,454	$0	$1,079,257
Obligations of state and political subdivisions	0	662,892	0	662,892
Government agency mortgage-backed securities	0	269,951	0	269,951
Pooled trust preferred securities	0	0	49,600	49,600
Government agency collateralized mortgage obligations	0	33,935	0	33,935
Corporate debt securities	0	25,357	0	25,357
Marketable equity securities	402	0	0	402
Total available-for-sale investment securities/Total	$892,205	$1,179,589	$49,600	$2,121,394

	December 31, 2011			
(000's omitted)	Level 1	Level 2	Level 3	Total Fair Value
Available-for-sale investment securities:				
U.S. Treasury and agency securities	$311,958	$208,590	$0	$520,548
Obligations of state and political subdivisions	0	573,012	0	573,012
Government agency mortgage-backed securities	0	331,379	0	331,379
Pooled trust preferred securities	0	0	43,846	43,846
Government agency collateralized mortgage obligations	0	46,943	0	46,943
Corporate debt securities	0	22,855	0	22,855
Marketable equity securities	390	0	0	390
Total available-for-sale investment securities	312,348	1,182,779	43,846	1,538,973
Mortgage loans held for sale	0	532	0	532
Total	$312,348	$1,183,311	$43,846	$1,539,505

The valuation techniques used to measure fair value for the items in the table above are as follows:

- Available for sale investment securities – The fair value of available-for-sale investment securities is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using quoted market prices for similar securities or model-based valuation techniques. Level 1 securities include U.S. Treasury obligations and marketable equity securities that are traded by dealers or brokers in active over-the-counter markets. Level 2 securities include U.S. agency securities, mortgage-backed securities issued by government-sponsored entities, municipal securities and corporate debt securities that are valued by reference to prices for similar securities or through model-based techniques in which all significant inputs, such as reported trades, trade execution data, LIBOR swap yield curve, market prepayment speeds, credit information, market spreads, and security's terms and conditions, are observable. Securities classified as Level 3 include pooled trust preferred securities in less liquid markets. The value of these instruments is determined using multiple pricing models or similar techniques from third party sources as well as significant unobservable inputs such as judgment or estimation by the Company in the weighting of the models. See Note C for further discussion of the fair value of investment securities.
- Mortgage loans held for sale – Mortgage loans held for sale are carried at fair value, which is determined using quoted secondary-market prices of loans with similar characteristics and, as such, have been classified as a Level 2 valuation. As of December 31, 2012 the Company did not classify any unpaid mortgage loan principal as held for sale.

The changes in Level 3 assets measured at fair value on a recurring basis are summarized in the following tables:

	Year Ended December 31,			
	2012	2011		
(000's omitted)	Pooled trust preferred securities	Pooled trust preferred securities	Commitments to originate real estate loans for sale	Total
Beginning balance	$43,846	$41,993	$58	$42,051
Total gains/(losses) included in earnings [1][2]	220	94	(258)	(164)
Total gains/(losses) included in other comprehensive income[3]	11,890	3,248	0	3,248
Principal reductions	(6,356)	(1,489)	0	(1,489)
Commitments to originate real estate loans held for sale, net	0	0	200	200
Ending balance	$49,600	$43,846	$0	$43,846

[1] Amounts included in earnings associated with the pooled trust preferred securities relate to accretion of related discount and are reported in interest and dividends on taxable investments.
[2] Amounts included in earnings associated with the commitments to originate real estate loans for sale are reported as a component of other banking service fees.
[3] Amounts included in other comprehensive income associated with the pooled trust preferred securities relate to changes in unrealized loss and are reported as a component of unrealized gains on securities in the Statement of Comprehensive Income.

Assets and liabilities measured on a non-recurring basis:

	December 31, 2012				**December 31, 2011**			
(000's omitted)	Level 1	Level 2	Level 3	Total Fair Value	Level 1	Level 2	Level 3	Total Fair Value
Impaired loans	$0	$0	$1,186	$1,186	$0	$0	$4,118	$4,118
Other real estate owned	0	0	4,788	4,788	0	0	2,682	2,682
Mortgage servicing rights	0	0	1,028	1,028	0	0	1,747	1,747
Total	$0	$0	$7,002	$7,002	$0	$0	$8,547	$8,547

Loans are generally not recorded at fair value on a recurring basis. Periodically, the Company records nonrecurring adjustments to the carrying value of loans based on fair value measurements for partial charge-offs of the uncollectible portions of those loans. Nonrecurring adjustments also include certain impairment amounts for collateral-dependent loans calculated when establishing the allowance for credit losses. Such amounts are generally based on the fair value of the underlying collateral supporting the loan and, as a result, the carrying value of the loan less the calculated valuation amount does not necessarily represent the fair value of the loan. Real estate collateral is typically valued using independent appraisals or other indications of value based on recent comparable sales of similar properties or assumptions generally observable in the marketplace, adjusted for non-observable inputs. Thus, the resulting nonrecurring fair value measurement are generally classified as Level 3. Estimates of fair value used for other collateral supporting commercial loans generally are based on assumptions not observable in the marketplace and, therefore, such valuations classify as Level 3.

Other real estate owned is valued at the time the loan is foreclosed upon and the asset is transferred to other real estate owned. The value is based primarily on third party appraisals, less costs to sell. The appraisals are sometimes further discounted based on management's historical knowledge, changes in market conditions from the time of valuation, and/or management's expertise and knowledge of the client and client's business. Such discounts are significant, ranging from 11% to 60% at December 31, 2012 and result in a Level 3 classification of the inputs for determining fair value. Other real estate owned is reviewed and evaluated on at least a quarterly basis for additional impairment and adjusted accordingly, based on the same factors identified above. The Company recovers the carrying value of other real estate owned through the sale of the property. The ability to affect future sales prices is subject to market conditions and factors beyond our control and may impact the estimated fair value of a property.

Originated mortgage servicing rights are recorded at their fair value at the time of sale of the underlying loan, and are amortized in proportion to and over the estimated period of net servicing income. In accordance with GAAP, the Company must record impairment charges, on a nonrecurring basis, when the carrying value of a stratum exceeds its estimated fair value. The fair value of mortgage servicing rights is based on a valuation model incorporating inputs that market participants would use in estimating future net servicing income. Such inputs include estimates of the cost of servicing loans, appropriate discount rate, and prepayment speeds and are considered to be unobservable and contribute to the Level 3 classification of mortgage servicing rights. The amount of impairment recognized is the amount by which the carrying value of the capitalized servicing rights for a stratum exceeds estimated fair value. Impairment is recognized through a valuation allowance. There is a valuation allowance of approximately $430,000 at December 31, 2012.

The Company evaluates goodwill for impairment on an annual basis, or more often if events or circumstances indicate there may be impairment. The fair value of each reporting unit is compared to the carrying amount of that reporting unit in order to determine if impairment is indicated. If so, the implied fair value of the reporting unit's goodwill is compared to its carrying amount and the impairment loss is measured by the excess of the carrying value of the goodwill over fair value of the goodwill. In such situations, the Company performs a discounted cash flow modeling technique that requires management to make estimates regarding the amount and timing of expected future cash flows of the assets and liabilities of the reporting unit that enable the Company to calculate the implied fair value of the goodwill. It also requires use of a discount rate that reflects the current return expectation of the market in relation to present risk-free interest rates, expected equity market premiums, peer volatility indicators and company-specific risk indicators. The Company did not recognize an impairment charge during 2011 or 2012.

The significant unobservable inputs used in the determination of fair value of assets classified as Level 3 on a recurring or non-recurring basis as of December 31, 2012 are as follows:

(000's omitted)	Fair Value at December 31, 2012	Valuation Technique	Significant Unobservable Inputs	Input Range (Weighted Average)
Pooled trust preferred securities	$49,600	Consensus pricing	Weighting of offered quotes	65.3% - 85.1% (78.4%)
Impaired loans	1,186	Fair value of collateral	Discount on collateral fair value	25.0% - 50.0% (27.5%)
Other real estate owned	4,788	Fair value of collateral	Discount on collateral fair value	11.0% - 60.2% (19.9%)
Mortgage servicing rights	1,028	Discounted cash flow	Weighted average constant prepayment rate	1.1% - 39.6% (34.4%)
			Weighted average discount rate	2.5% - 3.3% (3.1%)
			Adequate compensation	$7/loan

The Company determines fair values based on quoted market values, where available, estimates of present values, or other valuation techniques. Those techniques are significantly affected by the assumptions used, including, but not limited to, the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, may not be realized in immediate settlement of the instrument. Certain financial instruments and all nonfinancial instruments are excluded from fair value disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The carrying amounts and estimated fair values of the Company's other financial instruments that are not accounted for at fair value at December 31, 2012 and 2011 are as follows:

	December 31, 2012		December 31, 2011	
(000's omitted)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:				
Net loans	$3,865,576	$3,881,354	$3,471,025	$3,491,729
Financial liabilities:				
Deposits	5,628,039	5,635,320	4,795,245	4,810,856
Borrowings	728,061	820,377	728,281	828,018
Subordinated debt held by unconsolidated subsidiary trusts	102,073	97,899	102,048	73,211

The following is a further description of the principal valuation methods used by the Company to estimate the fair values of its financial instruments.

Loans have been classified as a Level 3 valuation. Fair values for variable rate loans that re-price frequently are based on carrying values, less a credit mark. Fair values for fixed rate loans are estimated using discounted cash flows and interest rates currently being offered for loans with similar terms to borrowers of similar credit quality for the same remaining maturity.

Deposits have been classified as a Level 2 valuation. The fair value of demand deposits, interest-bearing checking deposits, savings accounts and money market deposits is the amount payable on demand at the reporting date as rates re-price frequently and, therefore, are deemed to approximate market interest rates. The fair value of time deposit obligations is determined using a discounted cash flow analysis based on current market rates for similar products.

Borrowings have been classified as a Level 2 valuation. Fair values for long-term borrowings are estimated using discounted cash flows and interest rates currently being offered on similar borrowings.

Subordinated debt held by unconsolidated subsidiary trusts have been classified as a Level 2 valuation. The fair value of subordinated debt held by unconsolidated subsidiary trusts are estimated using discounted cash flows and interest rates currently being offered on similar securities.

Other financial assets and liabilities – Cash and cash equivalents have been classified as a Level 1 valuation, while accrued interest receivable and accrued interest payable have been classified as a Level 2 valuation. The fair values of each approximate the respective carrying values because the instruments are payable on demand or have short-term maturities and present low credit and interest rate risk.

NOTE S: SEGMENT INFORMATION

Operating segments are components of an enterprise, which are evaluated regularly by the "chief operating decision maker" in deciding how to allocate resources and assess performance. The Company's chief operating decision maker is the President and Chief Executive Officer of the Company. The Company has identified Banking as its reportable operating business segment. Community Bank, N.A. operates the banking segment that provides full-service banking to consumers, businesses and governmental units in northern, central and western New York as well as Northern Pennsylvania.

Other operating segments of the Company's operations, which do not have similar characteristics to the banking segment and do not meet the quantitative thresholds requiring disclosure, are included in the "Other" category. Revenues derived from these segments include administration, consulting and actuarial services to sponsors of employee benefit plans, investment advisory services, asset management services to individuals, corporate pension and profit sharing plans, trust services and insurance commissions from various insurance related products and services. The accounting policies used in the disclosure of business segments are the same as those described in the summary of significant accounting policies (See Note A).

Information about reportable segments and reconciliation of the information to the consolidated financial statements follows:

(000's omitted)	Banking	Other	Eliminations	Consolidated Total
2012				
Net interest income	$230,251	$173	$0	$230,424
Provision for loan losses	9,108	0	0	9,108
Noninterest income	50,422	50,992	(2,168)	99,246
Amortization of intangible assets	3,548	1,059	0	4,607
Other operating expenses	167,332	41,986	(2,168)	207,150
Income before income taxes	$100,685	$8,120	$0	$108,805
Assets	$7,472,628	$42,506	($18,334)	$7,496,800
Goodwill	$359,207	$10,496	$0	$369,703
2011				
Net interest income	$209,302	$111	$0	$209,413
Provision for loan losses	4,736	0	0	4,736
Noninterest income	46,921	44,142	(1,841)	89,222
Amortization of intangible assets	3,393	988	0	4,381
Other operating expenses	152,468	35,364	(1,841)	185,991
Income before income taxes	$95,626	$7,901	$0	$103,527
Assets	$6,461,694	$38,557	($11,976)	$6,488,275
Goodwill	$334,554	$10,496	$0	$345,050
2010				
Net interest income	$181,582	$102	$0	$181,684
Provision for loan losses	7,205	0	0	7,205
Noninterest income	49,342	41,066	(1,616)	88,792
Amortization of intangible assets	5,081	876	0	5,957
Other operating expenses	140,267	32,278	(1,616)	170,929
Income before income taxes	$78,371	$8,014	$0	$86,385
Assets	$5,420,990	$33,129	($9,613)	$5,444,506
Goodwill	$287,412	$10,280	$0	$297,692

Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a – 15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation management concluded that our internal control over financial reporting was effective as of December 31, 2012.

The consolidated financial statements of the Company have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm that was engaged to express an opinion as to the fairness of presentation of such financial statements. PricewaterhouseCoopers LLP was also engaged to audit the effectiveness of the Company's internal control over financial reporting. The report of PricewaterhouseCoopers LLP follows this report.

Community Bank System, Inc.

By: /s/ Mark E. Tryniski
Mark E. Tryniski,
President, Chief Executive Officer and Director

By: /s/ Scott Kingsley
Scott Kingsley,
Treasurer and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Community Bank System, Inc.

In our opinion, the consolidated statements of condition and the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows present fairly, in all material respects, the financial position of Community Bank System, Inc. and its subsidiaries (the "Company") at December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/PricewaterhouseCoopers LLP

Buffalo, New York
March 1, 2013

TWO YEAR SELECTED QUARTERLY DATA (Unaudited)

2012 Results (000's omitted, except per share data)	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	Total
Net interest income	$59,969	$58,775	$57,771	$53,909	$230,424
Provision for loan losses	2,666	2,643	2,155	1,644	9,108
Net interest income after provision for loan losses	57,303	56,132	55,616	52,265	221,316
Noninterest income	26,223	25,859	23,696	23,468	99,246
Operating expenses	56,899	56,085	49,370	49,403	211,757
Income before income taxes	26,627	25,906	29,942	26,330	108,805
Income taxes	7,823	7,539	8,871	7,504	31,737
Net income	$18,804	$18,367	$21,071	$18,826	$77,068
Basic earnings per share	$0.47	$0.46	$0.53	$0.49	$1.95
Diluted earnings per share	$0.47	$0.46	$0.53	$0.48	$1.93

2011 Results (000's omitted, except per share data)	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	Total
Net interest income	$55,135	$54,568	$54,187	$45,523	$209,413
Provision for loan losses	1,593	1,043	1,050	1,050	$4,736
Net interest income after provision for loan losses	53,542	53,525	53,137	44,473	204,677
Noninterest income	22,399	23,216	22,765	20,842	89,222
Operating expenses	47,837	48,093	51,126	43,316	190,372
Income before income taxes	28,104	28,648	24,776	21,999	103,527
Income taxes	9,116	8,640	6,790	5,839	30,385
Net income	$18,988	$20,008	$17,986	$16,160	$73,142
Basic earnings per share	$0.51	$0.54	$0.49	$0.48	$2.03
Diluted earnings per share	$0.51	$0.54	$0.49	$0.48	$2.01

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures, as defined in Rule 13a -15(e) and 15d – 15(e) under the Securities Exchange Act of 1934, as amended, designed to: (i) record, process, summarize, and report within the time periods specified in the Securities and Exchange Commission's ("SEC") rules and forms, and (ii) accumulate and communicate to management, including the principal executive and principal financial officers, as appropriate, to allow timely decisions regarding disclosure. Based on evaluation of the Company's disclosure controls and procedures, with the participation of the Chief Executive Officer and the Chief Financial Officer, the CEO and CFO have concluded that, as of the end of the period covered by this Annual Report on Form 10-K, these disclosure controls and procedures were effective as of December 31, 2012.

Management's Annual Report on Internal Control over Financial Reporting

Management's annual report on internal control over financial reporting is included under the heading "Report on Internal Control Over Financial Reporting" at Item 8 of this Annual Report on Form 10-K.

Report of the Registered Public Accounting Firm

The report of the Company's registered public accounting firm is included under the heading "Report of the Independent Registered Public Accounting Firm" at Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting
The Company continually assesses the adequacy of its internal control over financial reporting and enhances its controls in response to internal control assessments, and internal and external audit and regulatory recommendations. No change in internal control over financial reporting during the quarter ended December 31, 2012 or through the date of this Annual Report on Form 10-K have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Item 9B. Other Information

None

Part III

Item 10. Directors, Executive Officers and Corporate Governance

The information concerning the Directors of the Company required by this Item 10 is incorporated herein by reference to the sections entitled "Nominees for Director and Directors Continuing in Office" in the Company's Definitive Proxy Statement for its 2013 Annual Meeting of Shareholders, which will be filed with the Securities and Exchange Commission on or about April 1, 2013 (the "Proxy Statement"). The information concerning executive officers of the Company required by this Item 10 is presented in Item 4A of this Annual Report on Form 10-K. Disclosure of compliance with Section 16(a) of the Securities Exchange Act of 1934, as amended, by the Company's directors and executive officers is incorporated by reference to the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement. In addition, information concerning Audit Committee and Audit Committee Financial Expert is included in the Proxy Statement under the caption "Audit Committee Report" and is incorporated herein by reference.

The Company has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The text of the code of ethics is posted on the Company's website at www.communitybankna.com, and is available free of charge in print to any person who requests it. The Company intends to satisfy the requirements under Item 5.05 of Form 8-K regarding an amendment to, or a waiver from, the code of ethics that relates to certain elements thereof, by posting such information on its website referenced above.

Item 11. Executive Compensation

The information required by this Item 11 is incorporated herein by reference to the section entitled "Compensation of Executive Officers" in the Company's Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item 12 is incorporated herein by reference to the section entitled "Nominees for Director and Directors Continuing in Office" in the Company's Proxy Statement.

Item 13. Certain Relationships and Related Transactions and Director Independence

The information required by this Item 13 is incorporated herein by reference to the sections entitled "Corporate Governance" and "Transactions with Related Parties" in the Company's Proxy Statement.

Item 14. Principal Accounting Fees and Services

The information required by this Item 14 is incorporated herein by reference to the section entitled "Audit Fees" in the Company's Proxy Statement.

Part IV

Item 15. Exhibits, Financial Statement Schedules

(a) Documents filed as part of this report

(1) All financial statements. The following consolidated financial statements of Community Bank System, Inc. and subsidiaries are included in Item 8:

- Consolidated Statements of Condition,
  December 31, 2012 and 2011
- Consolidated Statements of Income,
  Years ended December 31, 2012, 2011, and 2010
- Consolidated Statements of Comprehensive Income,
  Years ended December 31, 2012, 2011, and 2010
- Consolidated Statements of Changes in Shareholders' Equity,
  Years ended December 31, 2012, 2011, and 2010
- Consolidated Statement of Cash Flows,
  Years ended December 31, 2012, 2011, and 2010
- Notes to Consolidated Financial Statements,
  December 31, 2012
- Report of Independent Registered Public Accounting Firm
- Quarterly selected data,
  Years ended December 31, 2012 and 2011 (unaudited)

(2) Financial statement schedules. Schedules are omitted since the required information is either not applicable or shown elsewhere in the financial statements.

(3) Exhibits. The exhibits filed as part of this report and exhibits incorporated herein by reference to other documents are listed below:

2.1 Agreement and Plan of Merger, dated August 2, 2006, by and among Community Bank System, Inc., Seneca Acquisition Corp. and ONB Corporation. Incorporated by reference to Exhibit 2.2 to the Quarterly Report on Form 10-Q filed on November 8, 2006 (Registration No. 001-13695).

2.2 Agreement and Plan of Merger dated April 20, 2006, by and among Community Bank System, Inc., ESL Acquisition Corp., and ES&L Bancorp, Inc. Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed on April 25, 2006 (Registration No. 001-13695).

2.3 Purchase and Assumption Agreement, dated June 24, 2008, by and among RBS Citizens, NA., Community Bank System, Inc., and Community Bank, N.A. Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed on June 26, 2008 (Registration No. 001-13695).

2.4 Agreement and Plan of Merger, dated October 22, 2010, by and among Community Bank System, Inc. and The Wilber Corporation. Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed on October 25, 2010 (Registration No. 001-13695).

2.5 Assignment, Purchase and Assumption Agreement, dated January 19, 2012, by and among Community Bank, N.A. and First Niagara Bank, N.A. Incorporated by reference to Exhibit No. 2.1 to the Current Report on Form 8-K filed on January 20, 2012 (Registration No. 001-13695).

2.6 Purchase and Assumption Agreement, dated January 19, 2012, by and among Community Bank, N.A. and First Niagara Bank, N.A. Incorporated by reference to Exhibit No. 2.2 to the Current Report on Form 8-K filed on January 20, 2012 (Registration No. 001-13695).

2.7 Assignment, Purchase and Assumption Agreement, dated January 19, 2012, by and between Community Bank, N.A. and First Niagara Bank, N.A., as amended as restated as of July 19, 2012. Incorporated by

reference to Exhibit No. 99.1 to the Current Report on Form 8-K filed on July 24, 2012 (Registration No. 001-13695).

2.8 Amendment No. 1 to Purchase and Assumption Agreement, dated September 6, 2012, by and among Community Bank, N.A. and First Niagara Bank, N.A. Incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed on September 13, 2012 (Registration No. 001-13695).

3.1 Certificate of Incorporation of Community Bank System, Inc., as amended. Incorporated by reference to Exhibit No. 3.1 to the Registration Statement on Form S-4 filed on October 20, 2000 (Registration No. 333-48374).

3.2 Certificate of Amendment of Certificate of Incorporation of Community Bank System, Inc. Incorporated by reference to Exhibit No. 3.1 to the Quarterly Report on Form 10-Q filed on May 5, 2004 (Registration No. 001-13695).

3.3 Bylaws of Community Bank System, Inc., amended July 18, 2007. Incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed on July 24, 2007. (Registration No. 001-13695).

4.1 Form of Common Stock Certificate. Incorporated by reference to Exhibit No. 4.1 to the Amendment No. 1 to the Registration Statement on Form S-3 filed on September 29, 2008 (Registration No. 333-153403).

10.1 Supplemental Retirement Plan Agreement, effective as of December 31, 2008, by and among Community Bank, N.A., Community Bank System, Inc. and Mark E. Tryniski. Incorporated by reference to Exhibit No. 10.2 to the Current Report on Form 8-K filed on March 19, 2009 (Registration No. 001-13695).(2)

10.2 Indenture dated as of December 8, 2006, between Community Bank System, Inc. and Wilmington Trust Company, as trustee. Incorporated by reference to Exhibit No. 4.1 to the Current Report on Form 8-K filed on December 12, 2006 (Registration No. 001-13695).

10.3 Amended and Restated Declaration of Trust dated as of December 8, 2006, among Community Bank System, Inc., as sponsor, Wilmington Trust Company, as Delaware trustee, Wilmington Trust Company, as institutional trustee, and Mark E. Tryniski, Scott A. Kingsley, and Joseph J. Lemchak as administrators. Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on December 12, 2006 (Registration No. 001-13695).

10.4 Guarantee Agreement dated as of December 8, 2006, between Community Bank System, Inc., as guarantor, and Wilmington Trust Company, as guarantee trustee. Incorporated by reference to Exhibit 10.1 to the Form 8-K filed on December 12, 2006 (Registration No. 001-13695).

10.5 Employment Agreement, effective January 1, 2012, by and between Community Bank System, Inc., Community Bank, N.A. and Mark E. Tryniski. Incorporated by reference to Exhibit No. 10.1 to the Current Report on Form 8-K filed on December 30, 2011 (Registration No. 001-13695). (2)

10.6 Post-2004 Supplemental Retirement Agreement, effective January 1, 2005, by and between Community Bank System, Inc., Community Bank, N.A. and Sanford Belden. Incorporated by reference to Exhibit No. 10.2 to the Annual Report on Form 10-K filed on March 15, 2005 (Registration No. 001-13695). (2)

10.7 Pre-2005 Supplemental Retirement Agreement, effective December 31, 2004, by and between Community Bank System, Inc., Community Bank, N.A. and Sanford Belden. Incorporated by reference to Exhibit No. 10.3 to the Annual Report on Form 10-K filed on March 15, 2005 (Registration No. 001-13695). (2)

10.8 Supplemental Retirement Plan Agreement, effective September 29, 2009, by and between Community Bank System Inc., Community Bank, N.A., and Scott A. Kingsley. Incorporated by reference to Exhibit No. 10.1 to the Current Report on Form 8-K filed on October 1, 2009 (Registration No. 001-13695). (2)

10.9 Employment Agreement, effective January 29, 2010, by and between Community Bank System, Inc., Community Bank N.A. and Brian D. Donahue. Incorporated by reference to Exhibit No. 10.1 to the Current Report on Form 8-K filed on February 3, 2010 (Registration No. 001-13695). (2)

10.10 Supplemental Retirement Plan Agreement, effective March 26, 2003, by and between Community Bank System Inc. and Thomas McCullough. Incorporated by reference to Exhibit No. 10.11 to the Annual Report on Form 10-K filed on March 12, 2004 (Registration No. 001-13695). (2)

10.11 2004 Long-Term Incentive Compensation Program, as to be amended. Incorporated by reference to Exhibit No. 99.1 to the Registration Statement on Form S-8 filed on December 19, 2012 (Registration No. 001-13695). (2)

10.12 Stock Balance Plan for Directors, as amended. Incorporated by reference to Annex I to the Definitive Proxy Statement on Schedule 14A filed on March 31, 1998 (Registration No. 001-13695). (2)

10.13 Deferred Compensation Plan for Directors, as amended. Incorporated by reference to Annex I to the Definitive Proxy Statement on Schedule 14A filed on March 31, 1998 (Registration No. 001-13695). (2)

10.14 Community Bank System, Inc. Pension Plan Amended and Restated as of January 1, 2004. Incorporated by reference to Exhibit No. 10.27 to the Annual Report on Form 10-K filed on March 15, 2005 (Registration No. 001-13695). (2)

10.15 Amendment #1 to the Community Bank System, Inc. Pension Plan, as amended and restated as of January 1, 2004 ("Plan"). Incorporated by reference to Exhibit No. 10.27 to the Annual Report on Form 10-K filed on March 15, 2005 (Registration No. 001-13695). (2)

10.16 Amendment #1 to the Deferred Compensation Plan For Certain Executive Employees of Community Bank System, Inc., as amended and restated as of January 1, 2002. Incorporated by reference to Exhibit No. 10.33 to the Annual Report on Form 10-K filed on March 15, 2005 (Registration No. 001-13695). (2)

10.17 Employment Agreement, dated January 3, 2011, by and among Community Bank System, Inc., Community Bank N.A. and George J. Getman. Incorporated by reference to Exhibit No. 10.2 to the Current Report on Form 8-K filed on January 6, 2011 (Registration No. 001-13695). (2)

10.18 Employment Agreement, dated January 3, 2011, by and among Community Bank System, Inc., Community Bank N.A. and Scott Kingsley. Incorporated by reference to Exhibit No. 10.1 to the Current Report on Form 8-K filed on January 6, 2011 (Registration No. 001-13695). (2)

10.19 Supplemental Retirement Plan Agreement, effective April 9, 2009, by and among Community Bank System, Inc., Community Bank, N.A. and George J. Getman. Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on April 14, 2009 (Registration No. 001-13695). (2)

14.1 Community Bank System, Inc., Code of Ethics. Incorporated by reference to Exhibit No. 1 to the Annual Report on Form 10-K filed on March 15, 2005 (Registration No. 001-13695).

21.1 Subsidiaries of Registrant. (1)

23.1 Consent of PricewaterhouseCoopers LLP. (1)

31.1 Certification of Mark E. Tryniski, President and Chief Executive Officer of the Registrant, pursuant to Rule 13a-15(e) or Rule 15d-15(e) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (1)

31.2 Certification of Scott Kingsley, Treasurer and Chief Financial Officer of the Registrant, pursuant to Rule 13a-15(e) or Rule 15d-15(e) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (1)

32.1 Certification of Mark E. Tryniski, President and Chief Executive Officer of the Registrant, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (3)

32.2 Certification of Scott Kingsley, Treasurer and Chief Financial Officer of the Registrant, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (3)

101 Interactive data files pursuant to Rule 405 of Regulation S-T: (i) the Consolidated Statements of Condition, (ii) the Consolidated Statements of Income, (iii) the Consolidated Statements of Comprehensive Income, (iv) the Consolidated Statements of Changes in Stockholders' Equity, (v) the Consolidated Statements of Cash Flows, and (vi) the Notes to Consolidated Financial Statements tagged as blocks of text and in detail. (4)

(1) Filed herewith.
(2) Denotes management contract or compensatory plan or arrangement.
(3) Furnished herewith.
(4) XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

B. Not applicable

C. Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMMUNITY BANK SYSTEM, INC.

By
/s/ Mark E. Tryniski
Mark E. Tryniski
President and Chief Executive Officer
March 1, 2013

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the 1st day of March 2013.

/s/ Mark E. Tryniski
Mark E. Tryniski
President, Chief Executive Officer and Director
(Principal Executive Officer)

/s/ Scott Kingsley
Scott Kingsley
Treasurer and Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

Directors:

/s/ Brian R. Ace
Brian R. Ace, Director

/s/ Mark J. Bolus
Mark J. Bolus, Director

/s/ Nicholas A. DiCerbo
Nicholas A. DiCerbo, Director and Chairman of the Board of Directors

/s/ Neil E. Fesette
Neil E. Fesette, Director

/s/ James A. Gabriel
James A. Gabriel, Director

/s/ James W. Gibson, Jr.
James W. Gibson, Jr., Director

/s/ Edward S. Mucenski
Edward S. Mucenski, Director

/s/ John Parente
John Parente, Director

/s/ Sally A. Steele
Sally A. Steele, Director

/s/ John F. Whipple, Jr.
John F. Whipple Jr., Director

/s/ Alfred S. Whittet
Alfred S. Whittet, Director

/s/ James A. Wilson
James A. Wilson, Director

/s/ Brian R. Wright
Brian R. Wright, Director

Exhibit 21.1

Subsidiaries of Registrant

Name	Jurisdiction of Incorporation
Community Bank, N.A. (doing business in Pennsylvania as First Liberty Bank & Trust)	Federally Chartered
Community Statutory Trust III	Connecticut
Community Capital Trust IV	Delaware
Benefit Plans Administrative Services, Inc.	New York
Benefit Plans Administrative Services LLC	New York
Harbridge Consulting Group LLC	New York
CBNA Treasury Management Corporation	New York
Community Investment Services, Inc.	New York
CBNA Preferred Funding Corp.	Delaware
CFSI Close-Out Corp.	New York
Nottingham Advisors, Inc.	Delaware
First Liberty Service Corporation	Delaware
First of Jermyn Realty Company, Inc.	Pennsylvania
Brilie Corporation	New York
Town & Country Agency LLC	New York
CBNA Insurance Agency, Inc.	New York
Hand Benefits & Trust Company	Texas
Hand Securities, Inc.	Texas
Flex Corporation	Texas
Western Catskill Realty, LLC	New York

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-179119) and Form S-8 (Nos. 333-61916, 333-61672, 333-17011, 333-16635, 033-60607, 333-119887, 333-119590, and 333-18556) of Community Bank System, Inc. of our report dated March 1, 2013 relating to the financial statements and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/PricewaterhouseCoopers LLP

Buffalo, New York
March 1, 2013

Exhibit 31.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Mark E. Tryniski, certify that:

1. I have reviewed this annual report on Form 10-K of Community Bank System, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 1, 2013

/s/ Mark E. Tryniski
Mark E. Tryniski,
President, Chief Executive Officer and Director

Exhibit 31.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Scott Kingsley, certify that:

1. I have reviewed this annual report on Form 10-K of Community Bank System, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 1, 2013

/s/ Scott Kingsley
Scott Kingsley,
Treasurer and Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Community Bank System, Inc. (the "Company") on Form 10-K for the year ended December 31, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Mark E. Tryniski, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Mark E. Tryniski
Mark E. Tryniski
President, Chief Executive Officer and Director
March 1, 2013

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Community Bank System, Inc. (the "Company") on Form 10-K for the year ended December 31, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Scott Kingsley, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Scott Kingsley
Scott Kingsley,
Treasurer and Chief Financial Officer
March 1, 2013